Exhibit 99.D

DESCRIPTION OF THE
REPUBLIC OF SOUTH AFRICA

December 23, 2004

INCORPORATION OF DOCUMENTS BY REFERENCE

This document is an exhibit to the Republic of South Africa’s Annual Report on Form 18-K under the Exchange Act of 1934 for the fiscal year ended March 31, 2004. All amendments to such Annual Report on Form 18-K/A filed by South Africa following the date hereof shall be incorporated by reference into this document. Any statement contained in a document, all or a portion of which is incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this document to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modified or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this document.

In this document, the government of the Republic of South Africa is referred to as the “National Government” or the “South African Government.” The currency of the Republic of South Africa (“South Africa”) is the rand. In this document, all amounts are expressed in South African rand (“R” or “rand”) or U.S. dollars (“U.S.$”, “$” or “dollars”), except as otherwise specified. See “The External Sector of the Economy — Reserves and Exchange Rates” for the average rates for the rand against the dollar for each of the years 1999 through 2003 and for the 11-month period ended November 30, 2004. On December 22, 2004, the noon buying rate for cable transfers of rand, as reported by the Federal Reserve Bank of New York, was R5.6525 per dollar (or 17.69 U.S. cents per rand).

As used herein, one billion equals 1,000 million.

SUMMARY INFORMATION

The following summary tables do not purport to be complete and are qualified in their entirety by the more detailed information appearing elsewhere in this document.

Republic of South Africa

The following tables set forth certain summary statistics about the economy of South Africa, public finance and debt of the National Government for the periods indicated.

							September 30,
							(unless otherwise
	December 31,						indicated)
	1999		2000	2001	2002	2003	2004
	(millions of rand, except percentages)
The Economy
Gross Domestic Product (GDP)
Nominal(1)	813,683		922,148	1,020,008	1,164,944	1,251,468	1,358,562	(2)
Real(3)	885,365		922,148	947,373	981,102	1,008,649	1,040,205	(2)
Real % change from prior year	2.4%		4.2%	2.7%	3.6%	2.8%	3	.1%(4)
Change in deflator of private consumption (%)	7.5%		8.4%	6.4%	9.4%	5.3%	3.9%
Change in per capita earnings (%)(5)	(0	.9)%	1.7%	0.6%	3.3%	1.4%	2.1%
Nominal GDP for fiscal year ended March 31	757,084		837,240	951,682	1,047,992	1,193,771	1,277,029
Total merchandise exports	150,619		194,223	239,205	286,422	256,039	208,632
Unemployment rate (%)	23.3%		25.8%	29.5%	29.5%	31.2%	27	.8%(6)
Balance of trade	24,465		32,650	43,245	49,421	27,480	8,476
Balance of payments
Current account	(4,156)		(1,192)	(302)	7,223	(11,246)	(24,886)
Financial account	32,515		2,220	(4,413)	24,920	44,174	29,089
Change in gross gold and other foreign reserves	26,943		15,111	68,577	(20,153)	32,674	21,578
Rand/Dollar exchange rate (average)	6.1131		6.9353	8.6031	10.5165	7.5647	6	.5152(7)
Consumer prices (2000=100)	94.9		100.0	105.7	115.3	122.1	123	.4(8)
Producer prices (2000=100)	91.6		100.0	108.4	123.8	125.8	126	.5(8)
Average annual yields for listed 5-10 year
National Government debt securities	14.9%		13.6%	11.4%	11.7%	9.6%	9	.4%(9)
Average annual yields on bankers’ acceptances	13.0%		10.1%	9.7%	11.6%	10.9%	7	.7%(9)

					Revised
	Fiscal Year	Fiscal Year	Fiscal Year	Fiscal Year	estimate	Budget
	1999-2000(10)	2000-2001(10)	2001-2002(10)	2002-2003(10)	2003-2004(10)	2004–2005(10)
	(millions of rand, except percentages)
Public Finance
Main Government Revenue	198,162.4	215,591.9	248,262.4	278,507.7	300,300.0	326,956.2
% of GDP(1)	23.7%	22.7%	23.7%	23.3%	23.5%	24.3%
Main Government Expenditure	214,749.9	233,934.0	262,904.5	291,529.1	331,685.2	368,903.9
% of GDP(1)	25.6%	24.6%	25.1%	24.4%	26.0%	27.4%
Main Budget Deficit	(16,587.6)	(18,342.1)	(14,642.1)	(13,021.3)	(31,385.2)	(41,947.7)
% of GDP(1)	2.0%	2.0%	1.4%	1.1%	2.6%	3.1%
Net borrowing requirement	(10,834.7)	(17,657.2)	(12,560.8)	(12,823.5)	(37,939.2)	(46,205.6)
Change in cash and other balances (increase)	(2,595.2)	4,370.2	(2,732.1)	(2,683.1)	3,100.0	4,707.8

	December 31,					September 30,
	1999	2000	2001	2002	2003	2004
	(millions of rand, except percentages)
National Government Debt
Internal debt of National Government	356,964	369,044	377,658	353,465	397,608	426,464
% of GDP(1)	43.9%	40.0%	37.0%	30.3%	31.8%	31.4%
External debt of National Government	20,025	31,118	66,619	79,877	72,616	71,909
% of GDP(1)	2.5%	3.4%	6.5%	6.9%	5.8%	5.3%
Total debt of National Government	385,530	402,113	448,575	450,487	461,588	483,235
% of GDP(1)(11)	47.4%	43.6%	44.0%	38.7%	36.9%	35.6%

(1)	At market prices.
(2)	Through first three quarters of 2004, at seasonally adjusted and annualized rates.
(3)	At constant 2000 prices.
(4)	First three quarters of 2004 compared with the first three quarters of 2003.
(5)	Gross National Income per capita.
(6)	As of June 2004.
(7)	Through November 30, 2004.
(8)	Average for the period to September 30, 2004.
(9)	Average for the period to October 29, 2004.
(10)	For fiscal year ended March 31.
(11)	Includes Gold and Foreign Exchange Contingency Reserve Account.
Source:	South African National Treasury, South African Reserve Bank and Statistics South Africa.

INTRODUCTION

South Africa has been an established constitutional democracy since 1994, when it held its first fully democratic national elections. Mr. Thabo Mbeki was elected to his second terms as President in South Africa’s third fully democratic national elections in April 2004.

South Africa has the most developed economy in sub-Saharan Africa, with a gross domestic product (GDP) equal to more than five times that of its six immediate neighbors combined and which comprised one third of the combined GDP of Sub-Saharan Africa in 2002. The major strengths of the South African economy are its manufacturing sector, its strong physical and economic infrastructure and its abundant natural resources, including gold, platinum metals and coal.

During the past five years, the South African economy generally has been characterized by moderate real growth, moderate inflation and improved labor productivity and international competitiveness, although the strength of the rand in recent months has had a negative effect on the competitiveness of the country’s exports. During this same period, the South African Government has focused on consolidating and rationalizing National Government and provincial government finances, broadening the tax base and reducing the overall burdens of taxation and government debt as a percentage of GDP. As a result of these efforts, as well as robust domestic demand, stimulated in part by the appreciation of the value of the rand, real GDP growth accelerated to 3.5% in the first three quarters of 2004 compared to a recorded growth of 2.2% in the same period in 2003. In addition, inflation has decreased markedly during the course of 2004, declining to 3.7% in September 2004.

Tax reforms over the last five years, designed to decrease income tax rates while broadening the tax base, have led to significant tax revenue growth with general government tax revenue increasing since the 1994-1995 fiscal year. Although substantial personal income tax relief has been granted since 2002, the tax/GDP ratio has remained stable. The National Government’s efforts to couple these tax reforms with fiscal consolidation over the last five years have led to significant progress, including a moderation in government consumption expenditure as a percentage of GDP; a recovery of public sector capital formation; the stabilization of the aggregate tax burden as a percentage of GDP; steady progress in reducing interest on public debt as a percentage of GDP; and a marked reduction in the average interest rate on National Government debt.

The fiscal and economic improvements of recent years have come about as South Africa addresses a legacy of great divisions within the population, largely along racial lines, which have taken a heavy toll on human development and the economy. These divisions are evidenced by the chronically high formal sector unemployment rate (which the official estimate puts at 27.8%) and the widely divergent nature of the economy, in which vast sections of the populace still suffer significant inadequacies in areas such as housing, sanitation, health care and education, while a minority enjoys the benefits associated with a highly developed society. The National Government has expressed its firm intent to address South Africa’s social and developmental challenges within a consistent, growth-oriented fiscal and budgetary framework.

Within that context, the South African Government has proposed to increase consolidated non-interest spending by 12.6% in the 2004-2005 fiscal year and by an average increase of 8.7% per year over the next three years, giving priority to employment creation; reducing poverty; improving health services; combating the HIV and AIDS epidemic (including the distribution of anti-retroviral drugs); improving education; social grants; free basic services; accelerating housing development; improving police and justice services; and increasing support to South Africa’s engagement with regional forums such as the African Union and the New Partnership for Africa’s Development.

Taking into account these objectives, the National Government has adopted the following policy priorities for the three years covered in the Medium Term Budget Policy Statement published by the National Government in October 2004: increasing the rate of growth and productive investment; promoting economic and social mobility and opportunities for participation by marginalized communities in economic activity through employment and enterprise development; social development and income support; improving the state’s capacity to promote growth, broaden development and combat crime; and improving regional and international relations for growth and development.

As the National Government pursues these goals, it recognizes that private sector confidence, respect for private property rights, co-operation between labor and management and reduced levels of criminal violence will continue to be important determinants in order to achieve sustainable economic growth in South Africa, with the long-term aim of creating jobs for all economically active South Africans. A dramatic increase in job opportunities will not be obtained easily or rapidly, and unemployment is unfortunately likely to remain a feature of the South African economy for some time to come. At the same time, efforts continue to be made to stimulate employment and growth while addressing human development needs. Noteworthy initiatives in 2004 included the continued reduction in the level of crime; the enactment of the Broad Based Black Economic Empowerment Act, which aims to facilitate broad based black economic empowerment through meaningful participation by black people in the economy; the enactment of the Communal Land Rights Act, which extends full legal recognition and status to all land tenure rights held under various communal land tenure systems without changing their character; and the implementation of the operational plan for the comprehensive treatment and care of HIV and AIDS, which includes the distribution of antiretroviral treatment for all infect South Africans.

REPUBLIC OF SOUTH AFRICA

Area and Population

South Africa is situated on the southern tip of the African continent, with the Atlantic Ocean to the west and the Indian Ocean to the east. The north of the country shares common borders with Namibia, Botswana, and Zimbabwe and, to the northeast, the country shares a border with Mozambique. South Africa also shares common borders with the kingdoms of Lesotho and Swaziland. The total surface area of South Africa is approximately 1.2 million square kilometers (470,000 square miles), with over 3,000 kilometers (1,860 miles) of coastline. The South African terrain is varied and includes the Savanna, with its mixed grasslands and trees; the Grasslands, where trees are found mainly on hills and alongside several river beds; the Karoo, which is an arid area; the Fynbos area of the eastern and southern Cape, which is characterized by lush vegetation and the forests and high rainfall areas of the eastern escarpment.

South Africa is divided into nine provinces: the Eastern Cape, Free State, Gauteng, KwaZulu-Natal, Limpopo, Mpumalanga, Northern Cape, North West and Western Cape Provinces.

South Africa’s population was estimated to be approximately 44,819,778 according to the latest census, which was conducted in October 2001. The most densely populated parts of South Africa are the four major industrialized areas: the Pretoria/Witwatersrand/Vereeniging area of Gauteng Province (which includes Johannesburg), the Durban/Pinetown/Pietermaritzburg area of KwaZulu-Natal Province, the Cape Peninsula area of Western Cape Province and the Port Elizabeth/Uitenhage area of Eastern Cape Province. These areas, which occupy only 4% of the country’s total surface area, account for more than a quarter of its population and over 50% of its urban population.

Historically, South Africa’s population statistics were recorded by race. In the former racial classification that formed the basis for the apartheid system, “Black” referred to persons of original African indigenous origin, “Asian” to persons of Asian origin, “White” to persons of Caucasian ethnic origin and “Colored” to persons of mixed race. While the South African Government no longer makes any legal distinction by race, the country’s history of racial division and racial and ethnic differences continues to have social and economic significance. Social and economic policies are judged partly by their ability to address disparities and discrimination and to equalize opportunities. Therefore, in this document reference to such racially classified statistics are made occasionally to illustrate those disparities. The breakdown of the population by the former racial classifications according to the results of the 2001 Census, is 79% Black, 9.6% White, 8.9% Colored and 2.5% Asian.

The life expectancy of the South African population, as calculated in July 2004, has declined from 54.2 years in 2001 to 51.4 years in 2004. The life expectancy varies widely based upon racial classification and gender, ranging from 47.8 years for Black men to 61.7 years for White men, and from 50.7 years for Black women to 65.6 years for White women.

South Africa has a diverse population consisting of Afrikaners, Asians, Coloreds, English, Khoi, Nguni, San, Sotho-Tswana, Tsonga, Venda and persons that have immigrated to South Africa from across the globe. By virtue of the country’s diversity,

South Africa has 11 official languages, namely Afrikaans, English, isiNdebele, isiXhosa, isiZulu, Sepedi, Sesotho, Setswana, siSwati, Tshivenda and Xitsonga.

Government and Political Parties

The 1948 national election in South Africa saw the beginning of the formalization of the apartheid political philosophy of racial segregation, which was espoused by the National Party (NP) that came to power that year and marked by the legal subjection of Blacks, Coloreds and Asians to social, political, economic, residential and employment restrictions. Through the enactment of a series of laws formalizing these restrictions, the apartheid policies of the NP became entrenched in the early 1950s. During this period, the South African Government, in reaction to fierce opposition, banned the African National Congress (ANC), the South African Communist Party (SACP) and the Pan-Africanist Congress (PAC). This led to a protracted struggle by these organizations against the National Party government, characterized by protests, strikes and demonstrations.

By the late 1980s, popular resistance had taken the form of mass defiance campaigns and the Government was subject to increasing domestic and international pressure. After winning the 1989 national election under the leadership of President F.W. de Klerk, the NP began the process of dismantling apartheid. In 1990, President de Klerk lifted the ban on political reform movements such as the ANC, the PAC and the SACP and, soon thereafter, released Nelson Mandela from prison. In 1991, certain key apartheid legislation was repealed and the Convention for a Democratic South Africa, (which we refer to as the Convention) was convened in order to begin the negotiation of the basis of South Africa’s future democratic constitution.

After protracted negotiations and constitutional talks, agreement was reached on the text of an interim constitution, which was enacted in 1993. The first fully democratic elections in South Africa’s history followed in 1994. The final Constitution was adopted in 1996 and phased in between 1997 and 1999. The Constitution states that South Africa is “founded on a commitment to achieve equality, to promote and protect human dignity and to advance human rights and freedoms.” The Constitution enshrines the principles of supremacy of the rule of law, universal adult suffrage, regular elections and multi-party democracy. The Bill of Rights contained in Chapter 2 of the Constitution is one of the world’s broadest, guaranteeing freedom of speech, movement and political activity, and providing persons accused of crimes with many legal protections including the right to a speedy trial and the right to remain silent. The Bill of Rights also enshrines the right to adequate housing, food, water, education and healthcare, and prohibits discrimination on the basis of race, gender, sexual orientation, age, pregnancy or marital status.

The Constitution provides for the separation of powers among the legislative, executive and judicial branches of Government. Under the Constitution, the bicameral Parliament, in which the legislative authority of the National Government is vested, is comprised of a National Assembly and a National Council of Provinces.

The National Assembly consists of between 350 and 400 members elected on the basis of proportional representation pursuant to which political parties receive seats in proportion to the votes cast for the parties concerned. Of the 400 seats in the National Assembly, approximately 200 seats are selected from provincial lists, with a fixed number allocated to each province. The remaining seats are filled from national lists in order to ensure proportionality in accordance with the total number of votes cast for each party in the national election.

The National Council of Provinces consists of 90 members (54 permanent members and 36 special delegates). Each of the nine provincial legislatures elects 10 representatives.

The Constitution provides for Parliamentary elections every five years. The most recent national and provincial elections were held in April 2004. The following table sets forth the results of the most recent elections and the current composition of the National Assembly:

		PERCENTAGE	SEATS IN THE NATIONAL
PARTY	VOTES	OF VOTES	ASSEMBLY
African Christian Democratic Party	250,272	1.6%	6
African National Congress	10,880,915	69.7%	279
Democratic Alliance	1,931,201	12.4%	50
Independent Democrats	269,765	1.7%	7
Inkatha Freedom Party	1,088,664	7.0%	28
New National Party	257,824	1.7%	7
Pan Africanist Congress of Azania	113,512	0.7%	3
United Christian Democratic Party	117,792	0.8%	3
United Democratic Movement	355,717	2.3%	9
Vryheidsfront Plus	139,465	0.9%	4
Others	210,204	1.4%	4

Note: Numbers may not total due to rounding.
Source: Independent Electoral Commission

In accordance with legislation designed to enable “floor crossing,” members of the National Assembly and the National Council of Provinces are allowed to defect to other political parties without losing their seats in either house. The “floor crossing” legislation provides for three “window periods,” during which party defections are permissible. The first period was a 15-day transitional period in March 2003. The second and third periods will be for 15 days each during each of the second and fourth Septembers following future national and provincial elections.

The African National Congress, which was founded in 1912 and served as the leader of the struggle against apartheid, is the ruling party in all nine South African provinces and is the most important party in South Africa in terms of the size of its electoral constituency support. In 2001, the ANC entered into a power-sharing arrangement, termed Participatory Government, with the New National Party (NNP) at the national, provincial and local government levels. Following the 2004 election, the NNP disbanded and its members who were serving in the National Assembly, provincial legislatures and municipal councils were urged by the party leadership to join the ANC. Many NNP members heeded this advice.

The Democratic Party (DP) was founded in 1989 when the former Progressive Federal Party and the Independent National Democratic Movement merged.. Following the June 1999 elections, the DP joined with the NNP to create the Democratic Alliance (DA), which became the official opposition and the ruling party of the Western

Cape Province. Tony Leon is currently the leader of the DA. In October 2001, the NNP announced that it had suspended its participation in the DA. In November 2003, the DA joined with the Inkatha Freedom Party to form the Coalition for Change, a political partnership aimed at presenting the electorate a viable alternative to the ANC in the 2004 national parliamentary elections. The DP, aided by its coalition partner, currently serves as the official opposition in the National Assembly.

The Inkatha Freedom Party (IFP) was founded in 1975. It was the ruling party of the KwaZulu-Natal Province from 1994 until the 2004 elections. The leader of the IFP is Chief Mangosuthu Buthelezi. The IFP has called for increased devolution of political power from the National Government to the provinces and to traditional leaders. It has recently joined with the Democratic Party to form the Coalition for Change.

The National Party, founded in 1914, was the architect of the apartheid system, although it abandoned this policy following the election of President de Klerk in 1989. When President de Klerk retired from politics in 1997, Marthinus van Schalkwyk was elected leader of the NP. In 1998, the NP changed its name to the New National Party. Following the June 1999 election until October 2001, the NNP participated in a coalition party with the DP, which coalition became known as the Democratic Alliance. It then suspended the alliance and entered into a power-sharing agreement with the ANC. In August 2004, the NNP dissolved and its members were urged by the party leadership to join the ANC. Consequently, while certain NNP members of Parliament, members of provincial legislatures and members of municipal councils continue to serve as representatives of the NNP, most have been absorbed into the ANC, including the former leader of the party, Marthinus van Schalkwyk.

Under the Constitution, the executive authority of the National Government is vested in the President, who serves as both head of state and head of government. The President must be a member of the National Assembly and is elected by the National Assembly by majority vote, following which the President must resign his or her seat in the National Assembly. Thabo Mbeki of the ANC succeeded Nelson Mandela as President in the June 1999 election and has continued to serve as President following the 2004 election. Jacob Zuma was appointed the sole Executive Deputy President in 1999 and again in 2004. The Constitution further provides for the establishment of a cabinet consisting predominantly of members of the National Assembly, who retain their seats while in the Cabinet. Cabinet portfolios are allocated by the President. The Cabinet generally operates by consensus rather than by voting. The current Cabinet has 28 ministers who are members of Parliament, in addition to the President and the Executive Deputy President.

The South African legal system is based upon Roman-Dutch law and certain elements of English law, subject to the Constitution. Judicial authority in South Africa is vested in the courts, which are established pursuant to the Constitution. The Constitutional Court has jurisdiction as the court of final instance over all matters relating to the interpretation, protection and enforcement of the terms of the Constitution and is the court of first instance on any matter concerning the constitutionality of an Act of Parliament referred to it by a member of the National Assembly. Decisions of the Constitutional Court are binding upon all persons and upon all legislative, executive and judicial organs of state. Matters not falling within the jurisdiction of the Constitutional Court fall within the jurisdiction of the Supreme

Court, which consists of the Supreme Court of Appeal and various High Courts. Judgments of the Supreme Court of Appeal are binding on all courts of a lower order, and judgments of the High Courts are binding on the lower courts within their respective areas of jurisdiction.

The Chief Justice and the Deputy Chief Justice of the Constitutional Court are appointed by the President, in consultation with the Judicial Services Commission and the leaders of parties represented in the National Assembly. The Judge President and Deputy Judge President of the Supreme Court of Appeal are appointed by the President after consulting with the Judicial Services Commission only, and the remaining judges of the Constitutional Court, the Supreme Court of Appeal and the High Courts are appointed by the President on the advice of the Judicial Services Commission. Commissioners of oaths and administrators for the valuation of property as well as other court commissioners are appointed by the Minister of Justice.

The Constitution provides for the establishment of provincial and local governments in addition to government at the national level. Local governments are comprised of various municipalities. The nine provinces were created by the transitional constitution, replacing the former arrangement of four provinces, the four former states of Transkei, Bophuthatswana, Venda and Ciskei (the TBVC states) and the six formerly self-governing territories. Each province has its own provincial legislature of between 30 and 80 members and its own chief executive, the Premier. The powers of the Premier are exercised in consultation with a provincial executive council, which is constituted in a manner similar to the Cabinet in the National Government. The provinces exercise limited power on a national level, principally through their representatives in the National Council of Provinces and also through their power to block Parliamentary action affecting the constitutional position and status of the provinces. Although the Constitution allocates certain powers directly to the nine provinces, the National Government is granted the power to override the authority of the provinces in certain circumstances. Beginning in 2001, the provinces have been given limited taxing power, subject to approval by the Minister of Finance, and the National Government also has increased transfers to provincial and local governments in order to accelerate the delivery of basic services to households.

South Africa’s first non-racial local government elections took place on a staggered basis, with all nine provinces having held such elections by 1996. A 60% turnout was recorded, with the ANC receiving approximately 60% and the NP receiving approximately 18% of the total vote. These elections completed the transition to democracy, and democratically elected representatives now serve at all three levels of government. The most recent local government elections were held in December 2000.

The Truth and Reconciliation Commission and Apartheid Reparation

The Truth and Reconciliation Commission (TRC) was formed by the Government of National Unity in 1996 for the purpose of investigating, recording, compensating and rehabilitating victims of, and granting amnesty for, gross human rights violations committed between 1960 and 1994.

In March 2003, the TRC delivered its final report to President Mbeki. On the basis of the findings of the TRC report and in a speech to Parliament and the South African nation in April 2003, President Mbeki announced the granting of a one-time payment of R30,000 to each of the approximately 22,000 victims of apartheid or their surviving families, at a total amount of R660 million.

These payments were funded from the President’s Fund, which was established for this purpose in 1995. The payments are in addition to other material commitments that the National Government had already made to particular victims of apartheid, including programs regarding medical benefits, educational assistance and provision of housing, as well as the payment of interim reparations to the thousands requiring the most urgent assistance. In November 2003, the National Government began the process of reparation.

President Mbeki emphasized the importance of co-operative and voluntary partnerships to reconstruct and develop South African society, citing the many continuing consultations between the National Government and the South African business community to examine ways that the business community could contribute to the undertakings of the TRC. The National Government intends to intensify work in many of these areas, including poverty eradication, programs such as black economic empowerment, encouraging individual corporate social responsibility projects, implementing equity legislation and improving the work of the Business Trust, a private initiative partnership between 145 South African companies and the National Government. The Business Trust provides voluntary private sector funding, based on each contributor’s total market capitalization, for community development projects under National Government direction. In light of the importance of the wide range of efforts underway in South Africa, President Mbeki stated that he did not believe that an imposition of a one-time wealth tax on South African companies, as proposed by the TRC, would be appropriate. In addition, President Mbeki, citing the TRC recommendation of a reparation fund to which the companies doing business in South Africa during the apartheid era should make contributions, stated that all South Africans should make voluntary contributions in the pursuit of a goal of a non-racial society, rather than simply a more limited group.

Medium Term Budget Policy Statement

The Medium Term Budget Policy Statement (MTBPS), which is a preliminary statement issued in advance of each annual budget, outlines the National Government’s fiscal framework and expenditure plans. The MTBPS sets out policy considerations, helps to promote public discussion of spending proposals and includes the proposed division of revenue among national, provincial and local government. Provinces, in particular, benefit from a clear statement of the proposed division of revenue in advance of the new financial year, assisting them in planning their spending and formalizing their budgets.

The Medium Term Expenditure Framework (MTEF) is contained within the MTBPS and sets out expenditure planning on a three-year basis. It provides a framework in which to align spending plans and policy making and lends transparency to the National Government’s plans for the future. The MTEF allows the National Government to make spending changes in the context of policy developments and improvements in service delivery.

The budget framework is designed to achieve the overwhelming priority of meeting the socio-economic needs of all South Africans by pursuing higher economic growth as part of a sustainable strategy to address poverty and social exclusion. The latest MTBPS, published on October 26, 2004, aims to improve on the current state of education, health care, social security, crime prevalence and poverty.

The MTBPS sets out the National Government’s choices about the sequencing of reforms and priorities for the medium term. It illustrates the National Government’s economic, social and development policy priorities in the context of projections, for the performance of the economy over the next three years and the current framework for fiscal policy and the national budget. Developed in an environment of rising economic growth, increased investment, strong business confidence, low inflation and low interest rates, the 2004 MTBPS indicates the possibility of making faster progress in creating work and fighting poverty.

The 2004 MTBPS presents certain policy priorities, including increasing the rate of growth and productive investment, promoting economic and social mobility, encouraging links between the first and second economies through employment and enterprise development, social development, income support and the mobilization of human resources, improving the State’s capacity to promote growth, broadening development, combating crime, and improving international relations for growth and development.

The 2004 MTEF proposes a R50 billion increase in spending over the baseline estimates for the next three years. Allocations to provinces will be increased and greater funds will be focused on infrastructure improvements, such as transport, energy and water installations.

Broad Based Black Economic Empowerment

Broad based black economic empowerment is a core tenet of the National Government’s initiative to address the economic exclusion of previously disadvantaged South Africans. As part of this initiative, the National Government enacted the Broad Based Black Economic Empowerment Act (BBBEE Act), which became effective in April 2004. The BBBEE Act aims to facilitate broad based black economic empowerment by promoting economic transformation to allow meaningful participation by black people in the economy; changing the racial composition of ownership and management structures in enterprises; promoting investment programs that lead to broad based black economic empowerment; enabling access to economic activities, infrastructure and skills for black women and rural and local communities; and promoting access to finance for black economic empowerment.

The BBBEE Act provides that the Minister of Trade and Industry may issue codes of good practice on black economic empowerment which must, as far as is reasonably possible, be applied by every organ of the Government and every public entity in issuing licenses, implementing procurement policies, determining qualification criteria for the sale of state-owned enterprises and developing criteria for entering into public private partnerships. The BBBEE Act also provides that the Minister of Trade and Industry must publish and promote any transformation charter for a particular sector of the economy if that charter has been developed by the major stakeholders in that sector and advances the objectives of the Act.

A number of economic sectors anticipated the enactment of the BBBEE Act and its principles and voluntarily committed themselves to, or started the negotiation process surrounding, transformation charters, which set out a blueprint and timeline for the transformation of the relevant economic sectors. Examples include the Mining Industry Charter, the Financial Sector Charter, the Petroleum and Liquid Fuels Charter, the Maritime Sector Charter, the Tourism Charter, and the Information and Communications Technology (ICT) Sector Charter. Other such transformation charters are in the process of being developed in areas such as the liquor, healthcare and agricultural sectors. See “—Mining Industry Reform” and “Monetary and Financial System — Financial Sector Charter.”

Mining Industry Reform

Mining in South Africa has historically been undertaken largely by the private sector. The most important mining houses operating in South Africa include Anglo American plc, the De Beers Group, Anglovaal Mining Ltd. (Avmin), BHP Billiton SA, Gold Fields Ltd., Impala Platinum Holdings Ltd and Rand Mines. These corporations, together with their affiliates, are responsible for the majority of the gold, diamond, uranium, zinc, lead, platinum, coal and silver production in South Africa.

In 2003, 59 different minerals were mined in South Africa, from 920 mines and quarries which employed approximately 433,970 workers, the largest portion of whom (196,964) were employed in the gold mining industry.

In October 2002, the National Government enacted the Mineral and Petroleum Resources Development Act. This Act defines the entire regulatory environment of the mining industry.

The Act’s main objectives are:

•	granting to the state custodianship of mineral resources, in keeping with international norms;

•	promoting equitable access to the nation’s mineral resources;

•	expanding opportunities for historically disadvantaged persons within the mining industry;

•	promoting economic growth in South Africa;

•	promoting the advancement of the social and economic welfare of all South Africans through increased employment in the sector;

•	providing for security of tenure in respect of prospecting and mining operations;

•	ensuring that South Africa’s mineral resources are developed in an orderly and ecologically sustainable manner; and

•	ensuring that holders of mining rights contribute towards the socio-economic development of the areas in which they are operating.

In October 2002, the Minister of Minerals and Energy and representatives of certain mining companies and the National Union of Mineworkers, signed the Broad Based

Socio-Economic Empowerment Charter for the South African Mining Industry, also referred to as the Mining Charter.

The vision of the Mining Charter is to create a globally competitive mining industry that reflects a non-racial South Africa and draws on the human and financial resources of, and offers real benefits to, all South Africans.

The purpose of the Mining Charter is to transform South African mining so that it:

•	facilitates meaningful and sustainable change in the ownership and equality profile of companies in the industry;

•	improves the racial and gender composition of employees, including those in management positions;

•	provides training and skills development;

•	improves the distribution of employment equity;

•	establishes developmental strategies with a special focus on host communities and communities that provide the majority of mine labor;

•	encourages urban renewal;

•	encourages production of mineral-based higher value goods and job creation;

•	maintains investor confidence; and

•	encourages wealth creation in the industry.

Human Resource Development. The Mining Charter directs mining companies to provide basic adult education to increase the levels of literacy and numeracy and to ensure minimum skill levels among employees beyond the duration of their employment.

Employment Equity. The Mining Charter requires that within five years of its ratification, 40% of management should be comprised of historically disadvantaged South Africans and that, within the same timeframe, women should comprise 10% of the overall labor force in the mining industry. Adherence to these requirements will require industry participants to identify talented employees for accelerated training.

Ownership and Joint Ventures. The Mining Charter further mandates that 26% of industry assets be transferred to historically disadvantaged South Africans within 10 years of the ratification of the Mining Charter. To ensure that substantive progress is made, the industry aims to achieve 15% of this target within five years. To this end, the industry has already offered to facilitate empowerment transactions valued at R100 billion within the first five years.

Mining companies have shown a positive response to the ownership transfer requirements of the Mining Charter.

The following table sets forth examples of ownership transfer transactions undertaken in the spirit of the Mining Charter.

Selected Mining Ownership Transfer Transactions

	Black Economic	Estimated
Mining	Empowerment	Remaining	Capital Expenditure or
Company	Entity	Life of Mine	Transaction Value
ARMGOLD/ Avmin	African Rainbow Minerals	n/a	R10.6 billion

ARMGOLD/ Harmony (20% stake in Harmony)	African Rainbow Minerals	n/a	R6 billion

Implats/ Lonmin	Incwala	n/a	R3.3 billion

Harmony	African Vanguard Resources	20 years	R250 million

Avmin	TISO	20 years	R1 billion (CAPEX)

Anglo Platinum	Royal Bafokeng	25 years	R774 million

DRD	Khumo Bathong Holding	At holding co. level	R173 million

ARM and AngloPlats	Modikwa	100 years at 308 000 oz p.a.	R1.6 billion (CAPEX)

Implats	Mmakau and Community-Based Consortium	22 years at 103 000 oz p.a.	R1.4 billion (CAPEX)

Kumba Resources	Eyesizwe	10 years	R280 million

Randgold	Phikoloso	n/a	R268 million

Goldfields	Mvelaphanda	n/a	R4.1billion

n/a = not available

The Department of Minerals and Energy expects that, during 2005, the Mining Titles Registration Amendment Bill and the Precious Metals and Diamonds General Amendment Bill, each of which aims to remove entry barriers to the mineral beneficiation sector, will be enacted. Both bills have been approved by the Cabinet for submission to Parliament.

Land Reform

Land reform in South Africa is a complex issue both because of the apartheid era’s legacy of dispossession and because of current human development challenges. The task before the National Government is to facilitate the equitable transfer of land to historically disadvantaged South Africans within the framework of the judicial process and the Constitution’s protection of private property rights.

The National Government has developed a land reform strategy focused on the twin goals of transferring land to historically disadvantaged South Africans and of reforming land law and policy so as to create greater security of tenure, address rural poverty and contribute to economic growth. The key elements of the land reform program, restitution, redistribution and tenure reform, were outlined in a 1997 White Paper on Land Affairs. Restitution involves either returning land or providing alternative compensation to persons who have been deprived of their land; redistribution encourages land purchases by poor South Africans, with the help of government grants; and land tenure reform aims to create a unified and secure system of landholding.

These strategies have evolved against the backdrop of the Constitution’s recognition of existing property rights and its commitment to upholding the rule of law and judicial process. The Communal Land Rights Act of 2004 extends full legal recognition and status to all land tenure rights held under various communal land tenure systems without changing their character. These rights will be registerable in the deeds registry system and as such will be protected and enforceable in law.

Land reform and restitution programs remain central to the National Government’s poverty alleviation strategy. The Land Redistribution for Agricultural Development (LRAD) program, which commenced in 2001, is transferring land at an accelerating pace and is now supported by the Comprehensive Agricultural Support Program (CASP) which seeks to ensure that adequate agricultural support services follow the transfer of land.

Since 1994, 1.9 million hectares of land have been transferred under the redistribution program to about 156,898 households. Approximately 80% of these transfers occurred between 1997 and 2002. By 2004, approximately 67,531 claims for restitution had been lodged, 87% of which related to urban areas and 13% to rural areas. A total of 48,825 claims for restitution have been settled involving about 122,292 households. For urban claims, there has mostly been financial compensation for victims of forced removals and total compensations made by March 2004 equaled R1.6 billion (R971 million in urban claims payouts and R614 million in land acquisition and related grants). For the rural claimants, restitution has mainly taken the form of restoration of land; by March 2004 approximately 810,292 hectares had been restored at a cost of approximately R1.3 billion.

The National Government’s expectation is that approximately 30% of South Africa’s agricultural land will be redistributed over the next 15-20 years. It hopes in the process to improve rural incomes, sustain agricultural productivity and stimulate wealth creation through the further rationalization of land tenures. A further anticipated benefit is the release of land for new residential construction and infrastructure development.

Crime Prevention

Reduced levels of criminal violence are expected to continue to be important determinants of private sector confidence, foreign direct investment and sustainable economic growth in South Africa.

Beginning in I994, a process of integration, rationalization and transformation was undertaken to create the current South African Police Service (SAPS). This effort has resulted in a unified national police service, which is accepted by the South African public as legitimate and credible.

In 2004, the Department of Safety and Security implemented a national crime combating strategy (NCCS), which established crime combating task groups to target serious and violent crime in designated high crime zones. In addition, specific emphasis has been placed on cooperation among relevant governmental departments in addressing crime and its causes in prioritized areas, including collaboration with the National Government’s Justice, Crime Prevention and Security (JCPS) cluster to focus resources on addressing the incidence of crime and public disorder.

In addition, in 2002, the SAPS implemented an anti-firearm proliferation strategy. During the 2003-2004 fiscal year, approximately 26,000 illegal firearms were confiscated together with about 1.7 million rounds of ammunition, 87,097 firearms were destroyed and almost 6,000 related arrests were made.

Reducing serious and violent crime remains a top priority of the National Government. The 2004-2005 National Budget allocates an additional R1.9 billion over the next three years for enhanced safety and security. These allocations will allow the SAPS to recruit additional personnel, modernize and expand the fleet of police vehicles and upgrade support systems. A further R475 million is provided for strengthening court administration and prioritizing services to the vulnerable groups.

In 2001, the Directorate of Special Operations (DSO), known as the “Scorpions,” was established as a multidisciplinary agency to investigate and prosecute organized crime and corruption. The Scorpions’ mandate has more recently been narrowed to four areas, namely organized crime; organized corruption; serious and complex financial crime; and racketeering and money laundering.

The National Government is making an impact on crime. Data released by the South African Police Service indicates that with the exception of three categories, all of the serious crime trends and the four sub-trends have stabilized or are decreasing compared to the comparable figures for 1994. The data indicates a 0.7% decrease in the murder rate between the 2001-2002 and 2002-2003 fiscal years, followed by a further decrease of 9.9% between 2002-2003 and 2003-2004. High profile robberies, namely vehicle hijackings and bank-related robbery, have fallen by 8% and 58.3%, respectively, between 2002-2003 and 2003-2004.

International Relations

After becoming a republic in 1961, South Africa became increasingly isolated politically from other nations and subject to economic, cultural and political sanctions by the international community because of the apartheid system. Beginning in 1990, there was a gradual easing of sanctions and South Africa has now re-established its links with the outside world.

South Africa currently maintains diplomatic relations with 181 countries, of which 112 maintain resident missions in South Africa. Twenty international organizations maintain resident missions in South Africa.

South Africa was a founding member of the United Nations in 1945. In 1994, it resumed its seat in the United Nations General Assembly, from which it had been prevented from participating since 1974. In the same year, South Africa rejoined the Commonwealth, from which it had withdrawn shortly after it became a republic in 1961. South Africa is a donor country to the International Development Association, the concessional lending arm of the World Bank, and is a member of its political risk insurance arm, the Multilateral Investment Guarantee Agency.

South Africa has recently been included in the major forums established to oversee the international financial architecture, including the G-22, the Financial Stability Forum and the G-20 of “systemically significant” countries. The G-20 focuses on exchange rate management, external liability management, international implementation of codes and standards and measures to ensure private sector participation in avoiding and resolving financial crises. It is hoped that the knowledge gained through South Africa’s participation will assist in further strengthening the financial sector and improving South Africa’s profile as an investment destination.

South Africa is a founding member of the General Agreement on Tariffs and Trade, participated in the Uruguay Round of Multilateral Trade Negotiations and acceded to the Marrakesh Agreement in 1994.

South Africa became a founding member of the World Trade Organization (WTO) upon its establishment in 1995. Furthermore, Canada, the European Union, Japan, Norway, Russia, Switzerland, Turkey and the United States have included South Africa in their generalized system of preferences. South Africa also recently played an important role in the launch of the new WTO Doha Round and participated in the WTO Ministerial conference in Cancun, Mexico in 2003. In October 1999, South Africa signed an Agreement on Trade, Development and Cooperation, known as the European Trade Agreement, with the European Community to consolidate strategic links between South Africa and its largest trade and investment partner.

South Africa is a founding member of the International Monetary Fund (IMF) and has always been regarded as a member in good standing with full access to technical and financial assistance from the IMF. South Africa’s quota in the IMF is SDR1,868.50 million and its 18,935 votes account for 0.87% of the total number of votes. This places South Africa in the 24th position in terms of voting power. In 1993, South Africa drew down SDR614.4 million from the IMF to compensate for a shortfall in agricultural exports resulting from the severe drought that affected southern Africa in 1992. This was fully repaid in December 1998, and South Africa has not borrowed from the IMF since.

South Africa is a founding member of the International Bank for Reconstruction and Development, known as the World Bank, and joined its private investment arm, the International Finance Corporation, in 1957. With the first fully democratic national elections in 1994, South Africa regained the full rights and obligations of membership of the World Bank and its affiliated agencies, from which it had previously been suspended. Cooperation between South Africa and the World Bank has continued to develop since the signing of a memorandum of understanding in 1995. South Africa has assumed responsibility for the identification and design of development projects with the assistance of the World Bank. To date, South Africa has accessed two loans from the World Bank in the amounts of U.S.$15 million and U.S.$24.5 million. South Africa is the only African country to participate in the International Development Association (IDA), which is the World Bank’s concessional lending window. South Africa is contributing R83.1 million to the latest IDA replenishment cycle for the period July 1, 2002 to June 30, 2005.

South Africa is a member (and the first chair) of the New Partnership for Africa’s Development (NEPAD), a policy framework for Africa’s development approved by several African leaders in 2001. NEPAD’s goals include promoting sustainable development and reducing poverty in Africa, enhancing market access in and investment flows to African nations and encouraging the spread of democratic and accountable governance throughout the continent. South Africa is playing a significant role in the institutionalization of NEPAD, and committed funds in its 2002 and 2003 budgetary plans. South Africa has also played a role in the formation of the present African Union (AU) and hosts the AU’s Pan-African Parliament, which was opened in September 2004, in Gauteng Province.

South Africa promotes the interests of developing countries with regard to poverty reduction, debt relief and the democratization of international relations through its work at the G-20, participation in the IMF, discussions with the Group of Eight Industrialized Countries (G-8) at their summits, and through initiatives at other international fora.

Regional Arrangements

South Africa is a member of the Southern African Customs Union. In addition to South Africa, the customs union presently encompasses Botswana, Lesotho, Namibia and Swaziland (the BLNS countries). The customs union is intended to promote trade among its members. Goods flow freely among the customs union members, unimpeded by internal tariffs or quantitative restraints. There is a common tariff on goods imported from outside the customs union. All import duties or tariffs collected on goods imported from outside the customs union are paid into a common pool. South Africa makes payments from the pool annually to the BLNS countries according to the current formula, which takes account of these countries’ imports and their production and consumption of dutiable (excisable) goods, as well as non-trade related payments. Due to the unavailability of timely import statistics, payments to the BLNS countries are based on the import statistics of the previous two years. As a result of dissatisfaction with certain aspects of the customs union agreement and changed circumstances, a new agreement of the member countries was signed in October 2002, and it is hoped that the new agreement will simplify tariffs and enable poorer member states to access increased funds from the customs pool. In addition, the customs union commenced negotiations with the United States and the European Free Trade Area in May 2003 with a view to bilateral free trade agreements; it is anticipated that these negotiations will not conclude until 2005. All customs union members other than Botswana are also members of the Common Monetary Area (CMA). By the time that Lesotho and Swaziland became independent states in the late 1960s, their economies had become integrated inextricably with the South African economy. Previously existing policies of financial and economic cooperation were formalized when the CMA agreement came into existence. After its independence, Namibia joined the CMA in 1992, which formalized its hitherto unofficial membership. The CMA allows for the unrestricted transfer of funds within the monetary area, a common capital market and substantially uniform exchange control regulations with respect to the rest of the world. The Multilateral Monetary Agreement provides for a uniform exchange control border around the four participating countries. The generally similar exchange control regulations of these countries enable the area to share its scarce resources, namely domestic savings and foreign exchange. Under certain circumstances, South Africa’s CMA partners may approach the South African Reserve Bank for short-term financial assistance. They also have access to South Africa’s foreign exchange markets.

By virtue of the CMA, South Africa’s monetary policy also applies, in practice, to a large extent in Lesotho, Namibia and Swaziland. The CMA permits the monetary authorities of Lesotho, Namibia and Swaziland to issue their own domestic currencies. These currencies are fully convertible at fixed exchange rates with the rand under the terms of the CMA. By eliminating the risks of currency fluctuations, the CMA enhances trade among CMA nations. The rand is regarded as legal tender in Lesotho and Namibia but not in Swaziland. However, the central banks of Lesotho and Namibia are obliged to cover fully their domestic currency note issues by an equivalent amount of rand holdings. Lesotho and Namibia qualify for an annual payment of compensation, pursuant to an agreed formula, by South Africa for their use of the rand as currency, whereas Swaziland receives no such compensation.

In 1994, South Africa became a member of the Southern African Development Community (SADC), which aims to promote regional economic development and stability. The SADC assigned to South Africa the responsibility of overseeing the finance and investment sector. South Africa’s mandate is to facilitate the process of “community building” in the region through gradual, progressive integration of the region’s financial systems; to harmonize and coordinate the efforts and key policies of individual governments to permit capital to flow freely within the SADC; and to encourage increased inflows of capital from outside the region. The SADC has also established a Regional Indicative Strategic Development Program, which is intended to provide SADC member states with a coherent and comprehensive development agenda on social and economic policies over the next decade, to align the SADC with the NEPAD aims and make the SADC an effective implementation agent for NEPAD and the African Union.

The Committee of SADC Stock Exchanges, established in 1997, is pursuing initiatives such as harmonizing listing requirements; facilitating dual listings; introducing depository receipts; promoting cross-border investment; harmonizing procedures for clearing and setting stock exchange transactions; introducing entry-level qualifications for market practitioners; and establishing e-mail and internet links among the stock exchanges.

Since 1995, the South African Reserve Bank has participated in the activities of a separate Committee of Central Bank Governors in the SADC to pursue closer monetary cooperation between regional central banks and to promote financial and economic development. The committee provides a forum for the exchange of ideas on economic development and financial policies and has contributed significantly to better intra-regional cooperation on issues of central banking.

South Africa recently has finalized free trade negotiations with the members of the SADC. The SADC Protocol on Trade, intended to lead to the creation of a duty-free area in the SADC over an eight-year period, was implemented in 2000. In the near term, the implementation is expected to involve greater cooperation between customs authorities in procedures and monitoring of trade in the region. In the long term, it is hoped that strong regional economic cooperation will increase the competitiveness of the region by improving production costs, efficiency and technology transfer. The SADC is also working toward the creation of a free trade area by 2008, developing an efficient transport and communications network within the sub-continent and coordinating security arrangements and regional crime prevention policing, with specific attention given to money laundering, drug trafficking, illegal migration and the extradition of criminals.

An agreement was reached in 1995 regarding South Africa’s membership and participation in the activities of the African Development Bank (AfDB). South Africa initially agreed to acquire shares representing 1% of the AfDB’s share capital, and announced its intention to acquire further shares in the future so that its shareholding was more commensurate with the relative size of its economy. In August 2001, South Africa increased its shareholding to approximately 4% of the AfDB share capital, making it the fifth largest shareholder. South Africa also represents Lesotho, Malawi, Mauritius, Swaziland and Zambia on the AfDB board of directors. South Africa is the only African country that participates in the African Development Fund (ADF), which provides financing on concessional terms to low-income African countries that are unable to borrow on the concessional terms of the AfDB. South Africa expects to contribute R24.77 million to the latest replenishment cycle of the ADF over the 2002-2004 fiscal period.

HIV and AIDS

At the end of 2003, there were an estimated 5.6 million people who were HIV positive in South Africa. This figure includes approximately 3.1 million women between the ages of 15 to 49 and 2.4 million men between the ages of 15 to 49. It is estimated that 27.9% of pregnant women in South Africa were HIV positive in 2003 and 96,228 babies were infected through mother-to-child transmission.

Being cognizant of the social and economic impact this epidemic can have on the country, the National Government has prioritized the curtailment and treatment of this disease. In order to facilitate the National Strategic Plan for HIV and AIDS 2000-2005, the Cabinet approved an operational plan for comprehensive treatment, care and management for HIV and AIDS. This plan includes the distribution of antiretroviral treatment for all infected South Africans, the expansion of programs aimed at boosting the immune system and slowing down the effects of HIV infection (including nutritional support as well as the option of traditional health treatments for those who use these services), improved efforts in treating opportunistic infections for those who are infected but have not reached the stage at which they require antiretroviral drugs, enhancement of the prevention campaign, a sustained education and community mobilization program, including intensified support for families affected by HIV and AIDS, and a public education campaign to prepare patients for what is expected of them.

The delivery of care anticipated under the plan will require the recruitment of thousands of health professionals and a very large training program to ensure health workers’ competence for the safe, ethical and effective use of medicines.

Scheduled expenditures of R2.1 billion over the next three years have been added to the baseline allocation of the Health HIV and AIDS grant in the 2004-2005 national budget, bringing budgeted spending for this purpose to R3.5 billion over the next three years.

The implementation of the Operational Plan for Comprehensive HIV and AIDS Care, Management and Treatment has been a major focus of the Government, with allocation for its implementation having increased from R333 million in 2003-2004 to R781 million in 2004-2005.

Progress has thus far been made in the following areas:

•	113 accredited facilities;

•	Antiretroviral treatment provided at 50 of 53 districts to approximately 11,250 patients;

•	improved access to HIV counseling and care;

•	prevention of mother-to-child transmission of HIV; and

•	distribution of 11 million educational booklets.

THE SOUTH AFRICAN ECONOMY

Overview

     General

South Africa has the most developed economy in Sub-Saharan Africa with a gross domestic product (GDP) equal to more than five times that of its six immediate neighbors combined and which comprised one third of the combined GDP of all of Sub-Saharan Africa in 2002.

The South African economy varies widely, ranging from “first-world” levels of development to an informal sector typical of developing countries, and to urban shantytowns and subsistence agriculture. Inequality in the economy is a primary legacy of the apartheid era, in which government expenditure was channeled to Whites in preference to other racial groups. For example, according to the 2001 census, unemployment among the White population was 6.3%, whereas the unemployment rate among the Black population was 50.2%. Moreover, of those South Africans who were employed, approximately 70% of Whites earned R3,201/month or more while more than 87% of Blacks earned R3,200/month or less. The National Government is seeking to redress this imbalance through various initiatives, including its policy of Broad Based Black Economic Empowerment. See “Republic of South Africa — Broad Based Black Economic Empowerment.”

     GDP

In South Africa, the base year of constant estimates is consistently revised at five-year intervals. Accordingly, the base year of national accounts aggregates has been changed from 1995 to 2000 and, estimates in this section have been revised to reflect this change.

The South African economy, which experienced an average real GDP growth rate of approximately 1% per year from 1985 to 1994, began to experience significant growth concomitantly with the decreased political uncertainty following the successful conduct of the country’s first fully democratic elections in 1994. Growth in real GDP in 2000 accelerated to 4.2%, the highest growth rate since 1996, but slowed to 2.7% in 2001. In 2002, real GDP increased to 3.6%, however, in 2003, it decelerated to 2.8%. In the first three quarters of 2004, real GDP growth accelerated by 3.5% compared to the same period in 2003. The robust growth in domestic demand spurred by the appreciation of the rand was the primary impetus for the economic growth in 2004.

The following tables set forth nominal and real GDP and expenditures for the periods indicated.

GDP Summary

	1999	2000	2001	2002	2003	2004(6)
Nominal GDP(1)(2)(4)	813,683	922,148	1,020,008	1,164,944	1,251,468	1,358,562
Real GDP(1)(4)(5)	885,365	922,148	947,373	981,102	1,008,649	1,040,205
Real % Change	2.4	4.2	2.7	3.6	2.8	3.1
Population(3)	42.8	43.7	44.6	45.4	46.3	47.2
Per Capita GDP (Nominal)(4)	18,999	21,109	22,895	25,644	27,016	28,839
Per Capita GDP (Real) (4)(5)	20,673	21,109	21,265	21,597	21,774	22,082

(1)	Millions of rand.
(2)	At market prices.
(3)	Millions.
(4)	Rand.
(5)	In constant 2000 prices.
(6)	Through the third quarter of 2004, at seasonally adjusted and annualized rates.
Source: South African Reserve Bank.

GDP and Expenditures(1)

	millions of rand
	1999	2000	2001	2002	2003	2004(4)
Real GDP at market prices	885,365	922,148	947,373	981,102	1,008,649	1,040,205
Add: Imports of goods and services	218,115	229,757	230,299	239,754	257,298	287,319

Total supply of goods and services	1,103,480	1,151,905	1,177,672	1,220,856	1,265,947	1,327,524
Less: Exports of goods and services	237,284	257,011	259,788	260,785	254,668	264,188

Total goods and services available for domestic expenditure	866,196	894,894	917,884	960,071	1,011,279	1,063,336

Domestic Expenditure
Final consumption expenditure by households	557,722	580,802	601,090	620,159	641,485	674,426
Final consumption expenditure by general government(2)	162,587	167,348	172,573	180,129	191,599	203,551

Total Final consumption expenditure	730,309	748,150	773,663	800,288	833,084	877,977
Gross fixed capital formation	133,923	139,647	144,548	149,892	163,366	174,350
Change in inventories	6,731	7,096	1,311	6,782	9,152	10,901
Residual item(3)	5,233	1	(1,638)	3,109	5,677	108

Total gross domestic expenditure	866,196	894,894	917,884	960,071	1,011,279	1,063,336

Note: Numbers may not total due to rounding.
(1)	At constant 2000 prices.
(2)	Consumption expenditure by general government includes current expenditure on salaries and wages and on goods and other services of a non-capital nature of the general departments (not business enterprises) of National Government authorities, provincial government authorities, local government authorities and extra-budgetary institutions.
(3)	Represents the difference between the calculation of GDP according to the expenditure and production method.
(4)	Through the third quarter of 2004 at seasonally adjusted and annualized rates.
Source: South African Reserve Bank.

GDP and Expenditures(1)

	1999	2000	2001	2002	2003	2004(4)
		(as percentage of real GDP)
Real GDP at market prices	100.0	100.0	100.0	100.0	100.0	100.0
Add: Imports of goods and services	24.6	24.9	24.3	24.4	25.5	27.6

Total supply of goods and services	124.6	124.9	124.3	124.4	125.5	127.6
Less: Exports of goods and services	26.8	27.9	27.4	26.6	25.2	25.4

Total goods and services available for domestic expenditure	97.8	97.0	96.9	97.9	100.3	102.2

Domestic Expenditure
Final consumption expenditure by households	63.0	63.0	63.4	63.2	63.6	64.8
Total final consumption expenditure by general government(2)	18.4	18.1	18.2	18.4	19.0	19.6

Final consumption expenditure	82.5	81.1	81.7	81.6	82.6	84.4
Gross fixed capital formation	15.1	15.1	15.3	15.3	16.2	16.8
Change in inventories	0.8	0.8	0.1	0.7	0.9	1.0
Residual item(3)	0.6	0.0	(0.2)	0.3	0.6	0.0

Total gross domestic expenditure	97.8	97.0	96.9	97.9	100.3	102.2

Note: Numbers may not total due to rounding.
(1)	At constant 2000 prices.
(2)	Consumption expenditure by general government includes current expenditure on salaries and wages and on goods and other services of a non-capital nature of the general departments (not business enterprises) of public authorities. Public authorities include National Government authorities, provincial government authorities, local government authorities and extra-budgetary institutions.
(3)	Represents the difference between the calculation of GDP according to the expenditure and production methods.
(4)	Through third quarter of 2004 at seasonally adjusted and annualized rates.
Source: South African Reserve Bank.

Total gross domestic expenditure increased by 5.3% in 2003 as compared to 4.6% in 2002 and, in the first three quarters of 2004, the accumulated gross domestic expenditure was 5.8% higher than in the same period in 2003. This increase was primarily due to growth in disposable income, consumer confidence, lower nominal interest rates and the appreciation of the rand.

Real final consumption expenditure by households accelerated from an increase of 3.2% in 2002 to an increase of 3.4% in 2003 and accounted for approximately 63.6% of GDP in the same year. Real final consumption expenditure by households grew by 5.8% in the first three quarters of 2004 compared with the same period of the previous year.

Real final consumption expenditure by general government increased by 3.1% in 2001, by 4.4% in 2002 and by 6.4% in 2003. In the first three quarters of 2004, real final consumption by general government increased further to 7.5% compared with its level in the corresponding period of the previous year. Government expenditure on goods and services such as healthcare has increased in accordance with the Government’s policy of prioritizing the delivery of social services.

Following a growth rate of 3.7% in 2002, the growth in real gross fixed capital formation was 9.0% in 2003. The level of real gross fixed capital formation in the first three quarters of 2004 was 7.9% higher than in the corresponding period of 2003. Private businesses, public corporations and general government have all contributed to the accelerated growth in 2003. The government, in particular, contributed to this heightened growth rate through capital expenditures on infrastructure development.

Real fixed capital expenditure by private business enterprises (including transfer costs) increased by 2.5% in 2002 and by 3.8% in 2003. The mining, personal services and transport and communications sectors contributed significantly to this growth. Real gross fixed capital formation by public corporations increased by 11.3% and 17.2% in 2002 and 2003, respectively. Real gross fixed capital formation by the general government accelerated by 4.7% in 2002 and by 26.3% in 2003, reflecting greater expenditure on economic and social infrastructure, and economic services. The ratio of gross fixed capital formation to total gross domestic expenditure improved from 15.3% in 2002 to 16.2% in 2003 and further to 16.8% during the first three quarters of 2004.

Following an increase of R1.3 billion in 2001, real inventories grew by approximately R6.8 billion in 2002 and by 9.2 billion in 2003. This upward trend in the accumulation of inventories continued during the first three quarters of 2004, amounting to nearly R11 billion, primarily due to strong domestic demand.

The year-on-year growth in total nominal factor income slowed from 14.0% in 2002 to 7.5% in 2003; however, in 2004, it accelerated to 6.5%, 7.5% and 10.0%, in the first, second and third quarters, respectively. Both the decelerated growth in 2003 and the accelerated growth in the first three quarters of 2004 are largely attributable to the fluctuations in gross operating surpluses during the same periods, which experienced similar trends.

The year-on-year rate of increase in total compensation of employees accelerated from 9.2% in 2002 to 10.0% in 2003; however, during the first three quarters of 2004, this rate reverted to 9.2%. The growth in total salaries and wages was evident in most sectors of the economy.

South Africa’s saving ratio (gross saving as a percentage of GDP) improved from 15.1% in 1997 to 16.7% in 2002. In 2003, this ratio decreased slightly to 16.3% and, during the first three quarters of 2004, it fell further to about 14.5%.

Gross corporate saving is the mainstay of total savings and, when expressed as a ratio of GDP for 2002 and 2003, it averaged 14.7%. In contrast, gross saving by households as a percentage of GDP was 3.5 % in 2003. In the first three quarters of 2004, gross saving by households as a percentage of GDP was 2.5%, in part due to a rapid increase in household consumption expenditure, which offset the increased growth in disposable income.

Gross dis-saving by the general government as a percentage of GDP has fallen steadily since its 2000 level of 2.2% to 1.6% in 2003. In the third quarter of 2004, there was virtually no gross saving registered by the general government. The steady decline in gross saving by the general government was largely due to a sharp increase in nominal final consumption expenditure, which served to offset the lower debt servicing costs and the revenues collected under the new income tax system.

Principal Sectors of the Economy

The following two tables set forth real gross value added (GVA), aggregate real GDP and the annual percentage increase in GVA, in the case of GVA by industry, for the periods indicated.

Real Gross Value Added By Industry(1)

		% of		% of		% of
	1999	total	2000	total	2001	total
	(In millions of 2000 rand and as a percentage of total GVA)
Manufacturing	147,179	18.3	159,107	19.0	164,131	19.0
Finance, Insurance, real estate and business services	151,437	18.9	156,253	18.6	169,015	19.6
General government(3)	134,403	16.7	133,158	15.9	131,914	15.3
Wholesale and retail trade, catering and accommodation	113,553	14.1	122,702	14.6	125,017	14.5
Transport, storage and communication	74,705	9.3	80,872	9.6	85,646	9.9
Mining and quarrying	64,116	8.0	63,391	7.6	63,325	7.3
Agriculture, forestry and fishing	26,213	3.3	27,451	3.3	26,558	3.1
Electricity, gas and water	22,097	2.8	22,789	2.7	21,956	2.5
Construction (contractors)	19,985	2.5	21,114	2.5	22,154	2.6
Other producers & services	49,020	6.1	51,382	6.1	52,537	6.1

Gross value added at basic prices	802,708	100	838,218	100	862,253	100
Taxes less subsidies	82,657		83,930		85,120

GDP at market prices	885,365		922,148		947,373

[Additional columns below]

[Continued from above table, first column(s) repeated]

		% of		% of		% of
	2002	total	2003	total	2004(2)	total
	(In millions of 2000 rand and as a percentage of total GVA)
Manufacturing	168,729	18.9	167,261	18.2	173,233	18.0
Finance, Insurance, real estate and business services	179,569	20.1	186,970	20.3	195,098	20.3
General government(3)	132,570	14.8	133,851	14.6	135,731	14.1
Wholesale and retail trade, catering and accommodation	127,870	14.3	136,479	14.8	146,197	15.2
Transport, storage and communication	93,390	10.5	98,288	10.7	104,505	10.9
Mining and quarrying	63,927	7.2	66,661	7.3	69,917	7.3
Agriculture, forestry and fishing	28,292	3.2	26,604	2.9	27,925	2.9
Electricity, gas and water	22,010	2.5	22,091	2.4	22,602	2.4
Construction (contractors)	23,441	2.6	24,655	2.7	26,519	2.8
Other producers & services	53,852	6.0	56,483	6.1	59,058	6.1

Gross value added at basic prices	893,650	100	919,343	100	960,786	100
Taxes less subsidies	87,452		89,306		92,724

GDP at market prices	981,102		1,008,649		1,053,510

Note: Figures may not total due to rounding.
(1)	At basic prices.
(2)	Through third quarter of 2004 at seasonally adjusted and annualized rates.
(3)	Included in the personal services sector.
Source: Statistics South Africa.

Real Gross Value Added by Sector

	1999	2000	2001	2002	2003	2004(1)
		(annual percentage change)
Manufacturing	0.6	8.1	3.2	2.8	(0.9)	4.1
Finance, Insurance, real estate and business services	5.1	3.2	8.2	6.2	4.1	4.1
General government	(0.9)	(0.9)	(0.9)	0.5	1.0	1.2
Wholesale and retail trade, catering and accommodation	7.6	8.1	1.9	2.3	6.7	5.9
Transport, storage and communications	5.2	8.3	5.9	9.0	5.2	6.0
Mining and quarrying	(1.4)	(1.1)	(0.1)	1.0	4.3	3.7
Agriculture, forestry and fishing	6.2	4.7	(3.3)	6.5	(6.0)	9.3
Electricity, gas and water	(0.5)	3.1	(3.7)	0.2	0.4	2.4
Construction (contractors)	(1.4)	5.6	4.9	5.8	5.2	7.0
Other producers and services	3.9	4.8	2.2	2.5	4.9	4.0
Gross value added at basic prices	2.7	4.4	2.9	3.6	2.9	4.3

(1)	Through third quarter of 2004.
Source: South African Reserve Bank.

     Manufacturing

Manufacturing is South Africa’s largest single income-generating sector. The country manufactures a wide range of consumer goods, notably foodstuffs, textiles and clothing, footwear, metal, chemicals and paper products. The volume of production of capital goods, such as mining machinery and transport and electrical equipment, has increased substantially in recent years. These sectors, together with the automobile industry, electronics, mining and beneficiation (treatment or refining) of minerals are expected to constitute the major fields of private investment for the future. South Africa’s manufacturing sector growth in terms of production volumes has averaged approximately 2.6% per annum every year since 1994. In 2000, manufacturing grew at a rate of over 8.1%; however, in 2001 and 2002, it slowed to approximately 3% and, in 2003, the manufacturing sector contracted by 0.9%. This contraction was mainly due to weak international demand and a stronger rand, which reduced the competitiveness of South African exports and compressed output in import competing industries. The manufacturing sector rebounded in the first three quarters of 2004, largely as a result of an increase in both domestic demand and export demand from Asia.

South Africa has developed an established and diversified manufacturing base that has demonstrated the potential to compete in a global economy. In 2000 and 2001, real manufacturing sector investment grew by 1.2% and 6.1%, respectively, however in 2002, it declined by 3.0%. In 2003, investment in the manufacturing sector increased by 2.3% and accounted for 3.1% of nominal GDP (R38.9 billion) and, in the first three quarters of 2004, it grew by 6.5%, compared to the same period in 2003.

As of June 2004, it was estimated that the manufacturing industry employed approximately 1.3 million workers. Growth in real value added by the manufacturing sector decelerated from 8.1% in 2000 to 3.2% in 2001 and to 2.8% in 2002. Manufacturing growth further slowed in 2003 for the reasons discussed above, but has since recovered, as the real value added increased by 2.4% in the first three quarters of 2004 as compared to the first three quarters of 2003. Investment in manufacturing capacity has also strengthened despite subdued prices of manufactured products.

It is the policy of the National Government to foster industrial development within South Africa and to encourage the growth of small- and medium-sized enterprises. The National Government’s encouragement of the expansion of the manufacturing sector is expected to focus on mid-stream and downstream processing activities in respect of the country’s natural resources. In addition, it is the policy of the National Government to encourage exports, especially of manufactured products, and to improve the country’s international competitiveness by removing anti-export biases from the South African economy. The National Government has eliminated its General Export Incentive Scheme, which subsidized exports based upon the exported product’s value, the degree to which it was processed and its South African content. It is expected that WTO-consistent forms of export assistance, such as export financing assistance and export marketing assistance, will be implemented, especially on behalf of small-, medium- and micro-sized enterprises. See “The External Sector of the Economy — Foreign Trade — South Africa’s Commitment to the WTO.” Since 1994, the rand value of both South Africa’s exports and imports of manufactured goods has grown steadily. In addition, South Africa’s export base is successfully diversifying with notable achievements in processed agricultural goods, automobiles and certain categories of industrial machinery.

Composition of Manufacturing Value Added
(at basic prices)

						% of
						2003
	1999	2000	2001	2002	2003	Total
		(in millions of 2000 rand)
Manufacturing	147,179	159,107	164,131	168,729	167,261	100.0
Metals, metal products, machinery and equipment	29,116	30,313	30,875	34,777	35,408	21.2
Petroleum products, chemicals, rubber and plastic	33,692	38,222	40,140	39,550	39,960	23.9
Food, beverages and tobacco	23,206	24,614	25,582	26,094	23,945	14.3
Furniture; other manufacturing(1)	13,742	14,743	15,348	15,092	15,267	9.1
Wood and paper; publishing and printing	15,915	16,839	16,605	16,614	16,781	10.0
Transport equipment	12,200	14,380	16,134	15,925	15,306	9.2
Textiles, clothing and leather goods	7,551	7,793	7,503	8,108	8,116	4.9
Other non-metal mineral products	4,869	4,900	4,989	5,470	5,276	3.2
Electrical machinery and apparatus	4,845	5,204	5,133	5,079	5,105	3.1
Radio, TV, instruments, watches and clocks	2,043	2,098	1,822	2,020	2,097	1.3
GDP at market prices	885,365	922,148	947,373	981,102	1,008,649	—

Note: Figures may not total due to rounding.
(1) Includes estimates of the informal sector.
Source: Statistics South Africa.

Metals, Metal Products, Machinery and Equipment. The metallic products sector comprises a number of sub-sectors involving the working of metal, including structural metal products, engines and turbines, agricultural machinery, electrical industrial machinery and communications equipment. The manufacturing of machinery and transport equipment contributes significantly less to South Africa’s manufacturing output than the global average for such contributions. The shortfall is made up by imports. Special efforts have been made to increase the local content of motor vehicles assembled in South Africa and to encourage the export of locally manufactured motor vehicles and automotive components. As part of these efforts, the industry’s regulatory framework was modified several years ago to improve its international competitiveness. Diesel engines, axles and gearboxes are produced locally for the commercial vehicle market. A number of plants using platinum metals in the manufacture of automotive catalytic converters for world markets were established several years ago. In addition, South Africa is now the sole producer of all the 3 Series BMW right-hand drive vehicles.

This sector contributed approximately 21.2% of the GDP of the manufacturing sector in 2003 and was the second largest contributor to the value-added of total manufacturing. This sector also accounted for approximately 19.3% of the manufacturing industry’s total employment as of June 2004.

Growth in this sector amounted to 1.8% in 2003, supported by fiscal measures including, for example, the strategic investment incentive program, accelerated depreciation allowances, and the protection afforded by the Motor Industry Development Programme to the automotive sector.

Petroleum Products, Chemicals, Rubber and Plastic. The chemicals industry (including petroleum derivatives, coke, rubber products and plastic products) is the industrial sector with the largest capital investment, amounting to more than one third of the total fixed capital investment in the manufacturing sector. Sasol Limited, the state-owned chemical and fuel manufacturing enterprise, has focused partly on the production of oil through the use of low-grade coal resources providing liquid fuel and raw material for a range of by-products, including fertilizers, waxes, explosives, paints and plastics. The development of a phosphate industry, using low-grade deposits, has made South Africa self-sufficient in this material in recent years. The country is also a substantial exporter of phosphoric acid, phosphate rock and phosphate fertilizer.

In 2003 this sector contributed 23.9% of the value added of the manufacturing sector and was the largest contributor to the value added of total manufacturing. As of June 2004, this sector accounted for 15.6% of total manufacturing sector employment.

Food, Beverages and Tobacco. The food sector includes processed foods, dairy products, oils, sugar and animal feeds. The beverages sector includes distilleries, wineries and the carbonated drinks industry. In 2003, the food sector contributed approximately 14.3% of the value added of the manufacturing sector and, as of June 2004, accounted for approximately 13.1% of the sector’s total employment.

Furniture; Other Manufacturing. This sector includes the manufacture of furniture and fixtures made of metal, plastic or other materials, and of minor goods. In 2003, this sector contributed approximately 9.1% of the manufacturing sector’s GDP and, at June 2004, represented 7.5% of the manufacturing sector’s total employment.

Wood and Paper; Publishing and Printing. In 2003, this sector contributed 10.0% of the value added by the manufacturing sector and, at June 2004, accounted for approximately 12.7% of total employment in the manufacturing sector. The major sub-sector of this industry is the manufacturing of pulp, paper and paperboard, which experienced strong growth during the 1980s and 1990s due principally to export growth and import replacement policies. See “The External Sector of the Economy — Foreign Trade — South Africa’s Commitment to the WTO.”

Transport Equipment. This sector includes the manufacture of, among other things, motor vehicles, ships and boats, railway locomotives and rolling stock, and transport equipment parts and accessories. In 2003, approximately 9.2% of manufacturing sector value added was generated in the transport equipment sector, which, at June 2004, accounted for 7.6% of total manufacturing sector employment.

Textiles, Clothing and Leather Goods. This sector comprises the manufacturing of clothing by cutting and sewing fabrics, leather, fur, plastic, rubber and other materials. As it is a labor-intensive industry requiring relatively low capital investment, this industry is particularly suited to South African economic circumstances and is seen as an important vehicle for creating employment. Textile production using wool, cotton and synthetic fibers, and the closely associated garment industry, have grown substantially over the years. In 2003, the textiles, clothing and leather goods sector contributed 4.9% to the value added generated by the manufacturing sector and, as of June 2004, employed approximately 14.7% of the manufacturing sector’s total labor force.

Other Non-Metal Mineral Products. This sector comprises the manufacture of pottery, china and earthenware, glass, glassware products and other products such as clay, cement, concrete, gypsum and plaster. In 2003, approximately 3.2% of manufacturing value added and 5.0% of manufacturing employment was generated in this sector.

Electrical Machinery and Apparatus. This sector includes the manufacture of electric motors and generators, electricity distribution and control systems, insulated wire and cable, as well as lights and lighting equipment. This sector contributed approximately 3.1% of the manufacturing sector value added in 2003 and 2.6% of total manufacturing sector employment at June 2004.

Other Manufacturing Industries. This sector includes the manufacture of jewelry, musical instruments, sports equipment, watches, clocks and other goods not classifiable elsewhere. Jewelry manufacture is the largest sub sector. The sector as a whole accounted for approximately 1.3% of the manufacturing sector’s value added in 2003.

     Finance, Insurance, Real Estate and Business Services

The financial and business services sector includes all monetary, financial and insurance institutions and retirement funds, as well as real estate, law, accounting, audit, data processing and other business services. Also included in this sector are renting and leasing of agricultural, mining, manufacturing, construction, office and other machinery and equipment. The real value added by this sector increased by 4.1% in 2003 and, in the three quarters of 2004, it further increased at an annualized rate of 4.1%. This was mainly due to an increase in the real output of banks and other financial intermediaries, which was in turn due to a combination of firm domestic demand and high levels of business and consumer confidence. In addition, the performance of the housing market contributed to the real value added by the real-estate sector.

The finance, insurance, real estate and business services sector employed approximately 1.0 million workers, or 9.3% of those employed in the formal economy, as of September 2003. Approximately 80% of workers are in the semi- and highly-skilled group because of the sophisticated services rendered by this sector. The main component is the semi-skilled occupation group, consisting mainly of clerical and sales staff. This sector is characterized by a highly concentrated structure, with four banks, ABSA Bank Ltd., The Standard Bank of South Africa Ltd., FirstRand Bank Ltd. and Nedbank Ltd., and three insurance companies, Sanlam Ltd., Old Mutual South Africa and Liberty Life Ltd., dominating the financial services and insurance industry. See “Monetary and Financial System — Structure of the Banking Industry.”

The finance, real estate and business services sector recorded increases in seasonally adjusted annualized real value added of 3.3%, 3.6% and 5.5% in the first, second and third quarters of 2004, respectively.

The Financial Services Charter was released in October 2003, in which the financial sector committed itself to addressing the historical imbalances in this sector. For further information regarding this sector and the Charter, see “Republic of South Africa — Broad Based Black Economic Empowerment” and “Monetary and Financial System — Financial Sector Charter.”

     Personal Services

The personal services sector, formerly referred to as the community, social and personal services sector, includes general government services and other service providers. This combined sector contributed 18.9% to GDP in 2003. The nature of the services provided in this sector (for example, medical and educational) requires highly trained personnel. Generally, labor productivity has been at a low level, especially in fields such as public administration and defense, but it has been increasing as the National Government has improved the utilization of its resources in recent years. The real value added by the personal services sector increased by 2.1% in the first three quarters of 2004 compared to the same period of 2003.

     Wholesale and Retail Trade and Catering and Accommodation

This sector comprises wholesale and retail trade and allied services, catering and accommodation services and motor trade and repair services. Activities include the resale of new and used goods and the rendering of repair services. Growth in the real value added by this sector increased by 2.3% in 2002 and by 6.7% in 2003. In the first three quarters of 2004, growth in the real value added by this sector increased by 5.9%.

Wholesale and Retail Trade. This sector contributed 12.6% of GDP in 2003 and 19.7% of formal sector employment as of September 2003 employing approximately 2.2 million workers. The trade sector is a significant earner of foreign exchange.

The wholesale and retail trade sub-sectors are highly concentrated, with a few large market participants dominating. The traditional role of wholesalers has been undermined by the emergence of large chain stores and retailers with significant financial power and purchasing strength. Competition is vigorous among the major chain stores operating these outlets and this has led to rationalization and reduced costs throughout the distribution chain. In addition, local retailers in the lower to middle market, particularly in the food sector, have experienced increased competition from foreign retail groups. Following recent interest rate cuts, this sector has benefited from a surge in retail spending, as well as from the growth in consumer disposable income.

Catering and Accommodation Services. The catering and accommodation sub-sector of the South African economy grew significantly during 1995-2003 reflecting the increase in tourism to South Africa over the period. Total domestic direct spending during 2003 was R47 billion and total foreign direct spending was R53.9 billion. An international marketing campaign was launched in November 1999, following a partnership forged between the private and public sectors to pool resources to invigorate South Africa’s tourism promotion in the new millennium. The second phase of the National Government’s marketing campaign was launched in November 2000, with approximately R400 million spent through mid-2002 on promoting tourism in South Africa. Because of its labor-intensive nature, tourism employs a relatively high number of people and is therefore an area in which sustained employment and growth are anticipated.

South Africa experienced a major tourism boom in 2002, showing the benefits of the targeted focus of the National Government’s tourism growth strategy. Foreign tourist arrival figures grew to record breaking levels, increasing by 10.1% in the first ten months of 2002 compared to the same period in 2001.

Rising tourist numbers continue to underpin growth in the tertiary sector, although the strength of the rand has moderated revenue growth. In the first half of 2003, the number of tourists to South Africa increased by 4.8% from all regions despite the decline in worldwide tourism in the wake of the war in Iraq, the outbreak of SARS in East Asia and weakened global economic conditions. Cumulative tourist arrivals for the first eight months of 2004 increased by 0.3%, indicating that approximately 12,000 more tourists visited South Africa during this period than during the same period in 2003.

According to the World Travel and Tourism Council, tourism employed 512,000 people in South Africa during 2003. It is projected that by 2010, tourism will employ more than 1.2 million South Africans.

     Transport, Storage and Communications

Transport and Storage. South Africa’s modern and extensive transport system plays an important role in the national economy and in the economies of neighboring countries. Transnet Ltd., a public company in which the National Government is the sole shareholder, controls all South African railways and harbors. Transnet consists of nine main business divisions, and a number of subsidiaries and related businesses: a railway and logistics division (Spoornet); freight, road and transport divisions; port infrastructure and a marine related services division (National Ports Authority); port terminal and cargo operations (South African Port Operations); South African Airways (SAA); pipelines for the conveyance of petroleum products (Petronet); a telecommunications service (Transtel); an engineering unit (Transwerk); a commuter rail service (Metrorail); and a large property portfolio (Propnet).

Transnet’s multi-modal transportation operations, its total number of employees (approximately 100,592 in 2004) its fixed assets (approximately R72 billion in 2004) and its turnover (R43.6 billion in 2004) make the company one of the country’s largest businesses. A number of countries in southern Africa use the South African transport infrastructure to ship their imports and exports. Transport in South Africa is coordinated by the Department of Transport, which determines policy and sets guidelines for the industry. Intercity passenger transport by air, road and rail is primarily provided by private companies and Transnet.

The South African National Roads Agency is responsible for planning, designing and constructing national roads. It is also charged with the responsibility of raising the finance required to develop and manage the road network, an asset estimated to be worth R40 billion. The national road system connects all the major centers in the country to each other and to neighboring countries. The South African road network comprises approximately 534,000 kilometers (331,000 miles) of roads. There is a national road network of 9,400 kilometers (5,800 miles), with plans to extend this to 20,000 kilometers (12,400 miles). South Africa has the longest road network of any country in Africa.

The road transport industry dominates the freight transport market, mainly due to its flexibility. Approximately 80% of all freight transport, 75% of all commuter transport and 95% of all other passenger travel in South Africa takes place by road. The pipeline network is responsible for the transport of more than 85% of refined fuel and gas products. The South African Rail Commuter Corporation, Metrorail and the taxi industry provide commuter transport. There are close to 127,000 minibus-taxis in South Africa, which provide nearly 68% of the 2.5 billion annual passenger trips in urban areas and a high percentage of rural and intercity transport. To reduce accidents caused by minibus-taxis on South African roads, the Taxi Recapitalisation Programme was established. This program, a coordinated National Government and taxi industry initiative, aims to replace the current ageing fleet of minibus-taxis. The Taxi Recapitalisation Programme, which is a seven-year, R7.7 billion plan, will be implemented in the 2005-2006 fiscal year.

The national and local railway network consists of approximately 32,000 kilometers (19,800 miles) of track and is divided into 10 geographical areas under the control of Spoornet. In recent years, it has become increasingly economical to use electric energy for traction, and electric locomotives now haul most rail traffic.

The Department of Transport has embarked on a comprehensive recapitalization program to improve rail safety and revive rail transport as a viable public transport alternative. In the last ten years, approximately R1 billion has been invested to refurbish and remodel 150 of the main commuter stations and to build 7 new stations. A further R550 million has been invested in the repair and replacement of signaling and power infrastructure, and R1 billion was spent in improving the existing fleet of engines and rebuilding trains. The rebuilding program receives about R400 million a year from the national budget. The National Government has also funded the R7 billion Gautrain Rapid Rail Link, which is a rail network planned for Gauteng Province. With an estimated completion time of 60 months, construction is due to commence in 2005.

SAA provides an extensive network of air services to all major centers in South Africa, as well as between Johannesburg and most neighboring countries. SAA also provides regular services between South Africa and Australia, Europe, the Far East, the Middle East, South America and the United States. Deregulation implemented since 1990 has resulted in the emergence of competition both domestically and on international routes. There has been an increase in the number of airline operators within South Africa and a substantial increase in the number of foreign air carriers providing services pursuant to bilateral agreements. There are now twenty scheduled domestic airlines licensed to provide air services within South Africa.

The airport infrastructure in South Africa consists primarily of ten international airports, which collectively accommodate approximately 10 million departing passengers per year. Most of the airports are owned and operated on a commercial basis by the Airports Company of South Africa Ltd. Previously the sole shareholder of this company, the South African Government sold a 20% equity stake in the Airports Company to Aeroporti di Roma for R819 million. A Regulating Committee has been established to, among other things, monitor service, ensure that the monopolistic position of the Airports Company is not misused and protect users against excessive price levels. The Kruger Mpumalanga International Airport, which opened in October 2002, is the most recent addition to the country’s airport infrastructure.

Approximately 98% of the country’s exports are conveyed by sea. During the 2002-2003 fiscal year, approximately 14,236 vessels with an aggregate tonnage in excess of 266 million gross tons called at South African ports. The cargo handled by all South African ports totaled 57 million tons (excluding containers) and 2.5 million twenty-foot equivalent units.

The privately owned South African Marine Corporation and Unicorn are the country’s largest shipping lines. Their fleets of container, general cargo and bulk cargo vessels provide regular services between South African ports and the major ports of the world. The National Ports Authority of South Africa was established in 2001 as a result of the restructuring of Transnet’s former subsidiary, Portnet. Portnet’s operations are now carried out by two distinct entities – the National Ports Authority of South Africa and the South African Port Operations. The National Ports Authority

owns all seven of South Africa’s commercial ports and is responsible for managing all aspects of port infrastructure, development and maritime activities, while the South African Port Operations operates the cargo terminals at the ports.

Communications. The communications sub-sector consists of postal services and telecommunications services. The South African Post Office Ltd. is responsible for postal services, and Telkom SA Ltd. provides telecommunication services.

The South African Post Office is wholly owned by the National Government, but has its own management structure and board of directors and prepares its own budget. In an effort to improve historic inefficiencies and service problems, the Post Office retained New Zealand Post International Ltd., with British Post as a subcontractor, as a strategic management partner to assist in enhancing the operational and financial performance of the Post Office for a three-year period, which ended in October 2002.

In the 2001-2002 fiscal year, the National Government re-introduced the subsidiary program for the Post Office, which had been inactive since March 2001, with an initial allocation of R600 million. A further R300 million per year has also been allocated for the 2004-2007 term.

The Post Office handles more than six million postal items every working day. There are approximately 2,760 postal outlets and 30 mail processing centers in South Africa providing a full range of domestic and international postal services.

Telkom, the privatized telecommunications company, is one of the largest organizations in Africa. As of September 2004, Telkom had approximately 4.9 million fixed-line customers, 11.3 million mobile customers in South Africa, 2.1 million mobile customers in the rest of Africa, 175,000 internet customers, 32,358 employees (as of March 2004), assets in excess of R53 billion and annual revenues of R40.8 billion. In fiscal year 2003-2004, approximately R3.9 billion was spent on fixed line capital expenditure. By 2003, there were 40.8 telephones (either fixed lines or cellular) per 100 households in South Africa.

In 1997, the National Government sold a 30% share of Telkom to Thintana Communications LLC, a holding company owned by SBC Communications and Malaysia Telecom. In 1999, the National Government reserved the sale of a 10% equity share of Telkom to broad based black economic empowerment groups, the National Empowerment Fund and Telkom employees and in March 2003, an initial public offering of Telkom Shares was completed. By November 2004, Thintana had sold approximately half of its holdings to the market and the rest to the Public Investment Commissioners, a body charged with the administration of the state’s pension fund, in anticipation of facilitating a broad based black economic empowerment transaction. See “Public Finance—Public Enterprises.”

Pursuant to the Telecommunications Amendment Act of 2001, a second national operator is in the process of being formed with the purpose of creating a competitive environment in the telecommunications sector.

In September 2004, a new consortium was approved for the second national operator license consisting of broad based black empowerment group Nexus Connexion, Transtel, Esitel, WIP Investments Nine, Two Telecom Consortium, and an undetermined shareholder for the balance of the equity. Although Nexus

Connexion has instituted a judicial review of the approval process challenging the inclusion of the largely foreign-owned companies WIP Investments Nine and Two Telecom Consortium, it is expected that the second national operator will be formed by January 2005.

Telkom provides international direct dial telephone service to approximately 230 international destinations. Direct circuit relationships have been established with approximately 70 administrations worldwide. Automatic services to all international destinations are available to subscribers. Telkom currently connects via satellite, undersea cable and terrestrial circuits to other countries. A satellite earth station for operation in the Intelsat global system has been established at Hartebeeshoek, near Pretoria.

South Africa has a cellular phone network that is currently shared by three licensees: Vodacom (Pty) Ltd., Mobile Telephone Network Ltd. and Cell-C (Pty) Ltd. Telkom is a 50% shareholder of Vodacom. Cellular telephony is among the fastest growing sub-sectors of the South African economy and, at October 2003, boasted 15 million cellular subscribers. The number of cellular subscribers is expected to increase to 21 million by 2006. The Telecommunications Amendment Act of 1997 enabled various telecommunication facilities, including interconnection and roaming, and required two telecommunications providers to share and make available facilities and utilities for one another. Cellular licenses were initially awarded to Vodacom and Mobile Telephone Network. In 2001, a third cellular license was awarded to Cell-C, which is owned by Saudi Oger and Verizon Communications.

The transport, storage and communication sector grew by 6.0% in the first three quarters of 2004 compared to the same period in 2003. Firm growth in the cellular telephone industry contributed extensively to overall sector growth, as did growth in the transport sector, which was strengthened by an increase in imports.

     Mining and Quarrying

South Africa’s mineral wealth is found in diverse geological formations, some of which are unique and very extensive by world standards. In terms of mining production, the most important of these formations is the Witwatersrand Basin in Gauteng Province, which yields approximately 98% of South Africa’s gold output as well as much of its uranium, silver, pyrite, and osmiridium. The Transvaal Supergroup, also in Gauteng Province, contains large deposits of manganese and iron ore and the Bushveld Complex of the Gauteng, Mpumalanga and North West provinces holds a large percentage of the world’s reserves of a number of important minerals, including platinum-group metals, chromium, vanadium, nickel, copper, fluorspar and andalusite.

South Africa holds approximately 72.4% of the world’s chrome ore reserves and 87.7% of the world’s platinum-group metals reserves. South Africa’s reserves of platinum, chromite and gold constitute an important global mineral source. The deposits of manganese ore in the Northern Cape are the largest proven reserve bases in the world, totaling approximately 4 billion tons. South Africa also has substantial reserves of other important industrial metals and minerals, including alumino-silicates, antimony, coal, fluorspar, lead, nickel, phosphates, titanium, uranium, vanadium, vermiculite, zinc and zirconium.

As a result of its large reserve base, South Africa is a large-scale mineral producer of note. The country is the leading world supplier, and contributes in excess of 30% of the world’s total, of chrome ore, manganese, ferrochrome, platinum-group metals, titanium, vanadium, vermiculite and zirconium. South Africa is also the foremost world producer of gold.

The following table sets forth the South African share of world mineral production and reserve base as of the most recent date available.

South African Share of World Mineral Production
and Reserve Base in Percentage Share and Ranking

	Production		Reserve Base
	(2003)		(2003)
Commodity	%	World Rank	%	World Rank
Gold (1)	14.4	1	40.7	1
Platinum-group metals (1)	59.3	1	87.7	1
Silver (1)	0.4	20	n/a	n/a
Diamonds (2)	9.1	5	n/a	n/a
Alumino-silicates (3)	29.8	2	37.4	1
Antimony (1)	3.4	3	6.4	4
Chrome ore/chromium (3)	49.0	1	72.4	1
Coal (4)	4.7	5	3.7	7
Copper (1)	0.9	15	2.0	14
Ferrochromium (10)	46.0	1	n/a	n/a
Ferromanganese (10)	10.2	2	n/a	n/a
Ferrosilicon (10)	3.9	5	n/a	n/a
Fluorspar (5)	n/a	n/a	16.7	2
Iron ore/iron (1)	3.5	7	0.9	11
Lead (1)	1.3	12	2.1	7
Manganese ore (1)	14.8	1	80.0	1
Nickel (1)	3.3	9	8.4	5
Phosphate rock (6)	n/a	n/a	5.0	4
Silicon metal (10)	4.9	7	n/a	n/a
Titanium minerals (7)	n/a	n/a	29.8	2
Uranium (1)	2.1	10	9.6	4
Vanadium (1)(8)(9)	41.0	1	44.0	1
Vermiculite	41.3	1	40.0	2
Zinc (1)	n/a	n/a	3.3	6
Zirconium minerals	n/a	n/a	19.4	2

n/a = not available.
(1)	Contained metal.
(2)	Gem and industrial.
(3)	Ore, in situ.
(4)	Bituminous and anthracite. Reserve base figures include bituminous and anthracite-proven recoverable reserves.
(5)	Contained CaF2.
(6)	Contained concentrate (38% P2O5).
(7)	Contained V2O5.
(8)	Reserves to depth of 50 meters.
(9)	Refers to the ZrO2 content.
(10)	Reserve base figures are not available for these commodities as they are alloys produced only in smelters.
Source: South African Department of Minerals and Energy.

The domestic market for most of the mineral commodities produced in South Africa is relatively small. Hence, South Africa’s mineral industry is export-orientated, accounting for approximately 29.8% of total export revenues in 2003. Moreover, South African mining’s contribution to world exports exceeded 94% for vermiculite, 53% for vanadium, 33% for alumino-silicates, 58% for ferrochromium and 19% for ferromanganese. South Africa is also the world’s largest exporter of gold, zirconium and antimony and exports a significant amount of platinum-group metals. Other important export commodities include manganese and fluorspar.

In addition, South Africa is the world’s fourth largest exporter of steam coal. Coal is the country’s main inland source of energy and, in 2003, provided the third largest source of foreign exchange due to its high price in the European market. The main coal basin, consisting of the Witbank, Ermelo, Highveld and Northern KwaZulu/Natal coalfields, contains 84.7% of South Africa’s coal reserves.

Total South African mineral sales amounted to R117.7 billion in 2003. Mineral export sales accounted for approximately 29.8% of total export revenues in 2003, with the vast majority of all mineral production exported to Europe. In 2003, real mining contributed R84.1 billion (U.S.$11.1 billion) or 6.6% to South Africa’s GDP.

In 2003, gold production in South Africa reached about 373 tons, or approximately 14.4% of the world’s annual production and was mined at 42 gold producing mines, with 15 other mines producing gold as a by-product. The average recovered grade of gold ore mined in South Africa in 2003 was 4.56 grams of gold per ton of ore. In general, the grade of ore mined in South Africa is higher than, or on par with, the grade of ore mined in the other major gold-producing countries. The bulk of the country’s refined gold production (other than that used domestically for coins and jewelry) is sold by the South African Reserve Bank at the price prevailing on the London bullion spot and long-term markets. Although the importance of gold has declined over the last few decades, it remains a significant source of South Africa’s foreign exchange earnings and accounted for approximately 37.8% of South Africa’s mineral export revenues in 2003-2004. The following table sets forth South Africa’s gold production and South African Reserve Bank holdings.

South Africa’s Gold Production and Reserve Bank Holdings

					South African Reserve
	Production				Bank Holdings(1)
Year	Tons		Value		Tons		Value
			(millions of rand)
1999	451.3		24,990		122.4		6,276
2000	430.8		25,272		183.5	(2)	10,982
2001	394.8		29,012		177.9		17,302
2002	398.3		41,386		173.6		14,990
2003	372.8		33,053		123.6		9,799
2004	361.0	(3)	28,918	(3)	124.4	(4)	9,455	(4)

(1)	Gold holdings at year-end.
(2)	Excluding syndicate gold facility.
(3)	As of October 31, 2004.
(4)	As of September 30, 2004.
Source: South African Reserve Bank and South African Department of Minerals and Energy

South Africa is presently the world’s fifth largest producer of natural diamonds, measured in carats, after Australia, Botswana, Russia and the Democratic Republic of Congo. A high percentage of the country’s production is of gem and near-gem quality. De Beers is the primary producer of rough diamonds in South Africa. The following table sets forth South Africa’s diamond production.

Diamond Production
(by Origin)

Year	Kimberlite	Alluvial	Marine	Total
		(carats)
1999	9,035,000	925,000	64,000	10,024,000
2000	9,714,000	1,003,000	73,000	10,790,000
2001	10,099,000	1,013,000	51,000	11,163,000
2002	9,848,000	978,000	75,000	10,901,000
2003	11,300,000	1,230,000	116,000	12,646,000

Source: South African Department of Minerals and Energy.

     Agriculture, Forestry and Fishing

Agriculture. Approximately 13% of South Africa’s land surface is suitable for cultivation, with approximately 12.9 million hectares (31.9 million acres) under agricultural cultivation. By world standards, South Africa’s arable resources are poor. Rainfall is unreliable and the country as a whole is subject to severe periodic droughts. Drought conditions are currently being experienced in certain provinces Irrigated farming is therefore of great importance. Production under irrigation takes place on approximately 1.3 million hectares (3.2 million acres), and approximately 9.9 million hectares (24.5 million acres) are used for dry land crop production. Planted pastures extend over an area of approximately 2 million hectares (4.9 million acres). The country can be subdivided into a number of farming regions according to climate, natural vegetation, type of soil and type of farming practiced. Agricultural activities in these regions range from intensive crop production and mixed farming in winter rainfall and high summer rainfall areas to cattle ranching in the bushveld and sheep farming in the more arid regions.

In the commercial agriculture sector, the adoption and application of modern technology and improved farm management have more than doubled agricultural production since 1960. South Africa is self-sufficient in virtually all major agricultural products and has always been a net exporter of agricultural products. However, largely due to erratic weather conditions, the growth in agricultural production over the last decade has tended to be lower than the population growth over the same period.

Agriculture (including forestry and fishing) production expanded by 7.4% in the first half of 2004 compared to the first half of 2003 primarily due to growth in the horticultural and animal products sectors. However, field crop production slowed in the same period, mainly due to declining prices.

In monetary terms, agriculture’s share in the economy has traditionally trailed those of mining and quarrying, manufacturing and the services sectors. Although agriculture had contributed about 14% to GDP prior to 1960, its share in GDP decreased to an average of 2.3% between 1995 and 2003 and stood at approximately 2.1% at the end of 2003. Agricultural exports including sugar, fruit, nuts and wine resulted in foreign exchange earnings of approximately R10,906 million in 2003 and accounted for approximately 4.0% of total South African exports in 2003.

It is estimated that there are approximately 45,818 active commercial farming units and nearly 46,027 commercial farmers in South Africa. In February 2002, it was estimated that the commercial agricultural industry employed approximately 940,815 people. Two and a half to three million people have access to rural land and many derive some income from subsistence farming.

The following table sets forth the contribution of agriculture to real GDP for the periods indicated.

Contribution of Agriculture to GDP

		Agriculture’s contribution
		(including forestry and fishing)
Year	Real GDP(1)	Total	Percentage of GDP
	(millions of rand)		(%)
1999	888,365	26,213	3.0
2000	922,148	27,451	3.0
2001	947,373	26,558	2.8
2002	981,102	28,292	2.9
2003	1,008,649	26,604	2.6

(1) Gross domestic product at basic prices.
Source: South African National Treasury

While farm cost expenditure has increased over time, higher product prices and increased production of certain crops caused net farm incomes to increase in 2002-2003. The gross income of farmers in 2003 amounted to approximately R23.0 billion or 2.4% of GDP.

Historically Black areas have not shared proportionally in the growth of income in the agricultural sector during the last decade and, accordingly, land reform, rural development and agriculture support programs are at the center of the National Government’s strategy to realize the considerable agricultural potential of these areas. Such development is a priority of the National Government, which focuses on facilitating, together with other principal stakeholders, the transfer of resources (land and related support services) to historically disadvantaged South Africans. The National Government’s objective is to transfer 30% of South Africa’s arable land to historically disadvantaged South Africans over the next 15 to 20 years in two separate but concurrent phases. The first phase involves the transfer of state-owned land to historically disadvantaged South Africans and the second phase involves the National Government’s facilitation of a willing-seller-willing-buyer process of transferring privately owned land. See “Republic of South Africa — Land Reform.”

By the end of 2003, approximately 601,276 hectares of state-owned land had been distributed to farmers and 525,986 hectares of private agricultural land had been redistributed through the implementation of the Land Redistribution for Agricultural Development (LRAD) policy. Since the inception of the LRAD policy in 2001, the

Ministry of Agriculture has approved 1,428 new farmer settlement projects benefiting 24,806 individuals on 52,598,626 hectares of land. To this end, the Ministry of Agriculture has spent R1.8 billion on land acquisition grants, including planning grants for projects totaling approximately R162.8 million.

The Ministry of Agriculture, through its agent, the Land Bank, a statutory body with a mandate to support the development of the agricultural sectors, assisted 113,902 “resource-poor” individuals through micro loans amounting to R771 million between 2001 and 2004. In addition, R578 million was spent on agricultural development projects benefiting 7,161 individuals.

The National Government recognizes that new farmers should be given the necessary farming and managerial skills to assist them in the development of commercially viable farms in order to ensure long-term self-sufficiency. To this end, R3.7 million has been used in training and capacity building for newly settled farmers. Thus far, approximately 3,270 farmers have been trained in agricultural production, farm management, financial management and marketing.

Other initiatives to help historically disadvantaged South Africans enter the agriculture sector include the Land Bank’s low-interest loans for historically disadvantaged, first-time buyers of agricultural land and the establishment of a Business and Entrepreneurial Development (BED) department in the Ministry of Agriculture which aims to encourage equitable participation in order to promote broad based black economic empowerment and to enhance competitiveness and participation in agri-businesses.

The National Government’s strategic plan for agriculture consists of three core strategies: maintaining and increasing commercial production in a sustainable manner, building international competitiveness and addressing the historical legacies that resulted in unequal access and representation.

Forestry. South Africa has a highly developed forestry industry, aided by a favorable climate in which trees mature four to six times faster than in the major wood producing countries of the northern hemisphere. Indigenous forest land covers a total area of approximately 330,000 hectares (800,000 acres), and state and private commercial plantations together cover some 1.4 million hectares (3.5 million acres), or 0.3% and 1.1%, respectively, of the total land area of South Africa. As a result, South Africa, which has developed one of the world’s largest cultivated forestry resources, is largely self-sufficient in its timber needs, and South African pulp and paper mills have become important exporters. The forestry industry was a net exporter in 2002, accounting for R5.7 billion worth of exports, more than 90% of which was in the form of converted value added products.

The main products exported by South Africa are sawn timber, rayon pulp, newsprint, other pulp and paper products, wood chips and wattle tanning extract. South Africa is the world’s lowest cost producer of dissolving pulp, and the National Government is making significant investments to increase the country’s output of this product. Imports consist of specialized timber products, certain high quality paper and hardwood for the joinery industry.

The Department of Water Affairs and Forestry is currently restructuring forestry operations under its management, with the eventual aim of leasing state-owned forestland to private sector operators. As a result of the continuing restructuring, the

National Government expects significant savings on the projected medium-term estimates of the commercial forestry budget.

Fishing. South Africa is Africa’s largest fishing nation. Fishing occurs off a coastline of over 3,000 kilometers (1,800 miles) on the Indian and Atlantic Oceans. South Africa’s commercial fishing industry, which includes fish, mollusks, seaweed and shellfish, is valued at more than R1.7 billion annually and directly employs between 26,000 and 27,000 people. An additional 60,000 people are employed in related sectors that are exclusively or partly dependent on the fishing industry as a market for the supply of stores, equipment and services. Recreational fishing attracts some 600,000 enthusiasts, employs over 131,000 people and generates more than R1.3 billion in revenue each year.

Exports in the fishing industry have shown consistently strong growth over the past years and it is estimated that approximately 35% of the annual fish catch is exported, mainly to Europe, the Far East and North America.

The current primary objective of the National Government’s fisheries policy, as outlined in the Marine Living Resources Act of 1998, is the improvement of impoverished coastal communities through increased access to, and sustainable development of, marine resources. In line with this object, by mid-2003 approximately three quarters of new commercial fishing permits were granted to small-, medium- and micro-enterprises.

     Electricity, Gas and Water

Electricity. South Africa generates more than 60% of all the electricity generated on the entire African continent, although the country geographically covers only approximately 4% of the continent and has just over 6% of its population.

In 2003, Eskom, a wholly-owned entity of the South African Government, generated 95% of South Africa’s electricity. Eskom owns and operates the national power grid that consists of approximately 317,000 kilometers (196,000 miles) of power lines.

While Eskom does not have exclusive distribution rights in South Africa, it has a practical monopoly on bulk electricity sales. It also operates the integrated national high voltage transmission services and supplies energy directly to large industries, such as mines and mineral beneficiators. Eskom is the largest electricity producer in Africa, among the top seven entities in the world with respect to generation capacity, among the top nine in sales and has the world’s biggest dry-cooling power station. Eskom is also among the world’s four least expensive electricity producers.

According to Eskom, approximately 175,396 South African homes were electrified in 2003 compared with 211,628 in 2002 and 209,535 homes in 2001. Between 1991 and 2003, Eskom electrified approximately 2,988,243 million homes and it remains committed to providing electricity to schools, clinics and community developments. Approximately 90% of urban areas and 40% of rural areas have already been electrified. Eskom spends approximately R520 million per year on its electrification program, drawing on revenue generated through existing grid electricity consumers and currently expects to achieve its goal of universal access to electricity by 2012.

Eskom and the electricity departments of local authorities are subject to regulation by the National Electricity Regulatory Authority, an independent regulatory authority established in 1995. The electricity industry is presently undergoing transformation in the fields of electricity supply, distribution and regulation. Legislation was enacted in 1998, which marked a significant step in the restructuring of Eskom by vesting ownership of Eskom’s equity in the National Government and establishing the legal basis necessary for revoking Eskom’s tax-exempt status. In July 2001, Eskom was incorporated as a public company and restructured into three separate corporate entities for electricity generation, transmission and distribution. The conversion of Eskom into a public company is an important first step towards its ultimate privatization.

Gas. Natural gas is an energy source of secondary importance in South Africa and is derived primarily from coal. The market in Johannesburg and Pretoria is supplied by Sasol Limited and in Cape Town and Port Elizabeth by smaller liquid petroleum gas distribution industries. Annual gas sales in South Africa total approximately 2.4 billion cubic meters per year, evidencing a large increase of gas consumption by commerce and industry since the 1970s. South Africa currently has one natural gas production facility, which is used for the production of liquid fuels and which has reserves of approximately 20 billion cubic meters. Further sources of natural gas are potentially available to South Africa from neighboring countries, with combined reserves estimated at 135,310 billion cubic meters. In October and December 2000, Sasol Limited concluded agreements with the governments of Mozambique and South Africa to bring natural gas from Mozambique to South Africa. Under these agreements, a company jointly owned by Sasol and the governments of Mozambique and South Africa will be granted a license to construct, own and operate a natural gas transmission pipeline from the Mozambique border into South Africa. The agreements provide for a natural gas price structure to enable South Africa’s manufacturing industry to be globally competitive. Gas from this source has been available in South Africa since February 2004.

The Petroleum Agency of South Africa, which is responsible for the promotion of gas and oil exploration, has been successful in encouraging international companies to evaluate the country’s oil and gas opportunities. Nine exploration subleases are active, involving 11 international companies.

It is estimated that approximately 90 billion cubic meters of coal-bed methane are available to the country. The Gas Act 48 of 2001 establishes a national regulatory framework, administered by the National Gas Regulator, for the production, transmission, storage and distribution of natural gas.

Water. South Africa has approximately 450 large dams and a range of projects for surface and underground water extraction and storage. Important projects include two storage dams with hydroelectric power stations on the Orange River, which have a network of canals and tunnels to convey water to other areas; the Tugela-Vaal project on the Tugela River in KwaZulu-Natal Province, which diverts water to the Gauteng Province and other users along the Vaal river; the Riviersonderend-Berg River scheme in Western Cape Province and the Lesotho Highlands Water Project, which provides water to the Vaal river system. In the past several years there have been a number of improvements in the management of water resources, including the implementation of the National Water Act of 1998. By June 2003, 78 local municipalities had implemented the free basic water policy, ensuring that 27 million people gained access to free basic water. Several large dams are under construction and the National Government is on target to provide appropriate water infrastructure and sanitation to all South Africans by 2008 and 2010 respectively. These projects will contribute to broad water infrastructure development and also will have strategic importance as they support the water needs of mining and other industries, irrigation and households.

Growth in the real value added by the electricity, gas and water sector grew by 2.4% in the first three quarters of 2004 compared to the first three quarters of 2003.

     Construction

Building Construction. Building construction primarily comprises the activities of general contractors engaged in the building, alteration, repair or demolition of buildings. Subcontractors appointed to perform work such as painting, plumbing, electrical installation, bricklaying and other related work, are also included in this sector. Although its contribution to GDP is relatively low, this sector is labor-intensive and utilizes mainly semi-skilled or unskilled labor.

In 2003, the gross fixed capital formation in residential and non-residential buildings comprised just under 20% of total gross fixed capital formation. Major supplies of inputs to this sector are non-metallic mineral products, electrical machinery and basic iron and steel. Enterprises operating in this sector vary from large building contractors to many smaller contractors and subcontractors.

The construction industry is characterized by a high degree of economic concentration. The National Government has implemented a housing subsidy policy, tender procedures and contract procurement policies that are directed toward facilitating the growth of the emerging construction sector.

The National Government and various entities in the construction industry signed a Housing Accord in 1994 that established procedures designed to ensure the delivery of 350,000 low-cost houses per year, with a goal of delivering one million houses by 1999. Although the National Government did not meet this target due to budgetary and fiscal concerns and capacity constraints at various governmental levels, approximately 1.6 million housing units were delivered between 1994 and September 2004.

Following an increase at an annualized rate of 6.5% in the first half of 2004, growth in real value added by the construction sector accelerated to 10.3% in the third quarter of 2004. This was due to growth in new construction activity, which benefited from lower interest rates. It is expected that in the medium term, construction activity will be boosted by significant investment in infrastructure by the National Government and public corporations. These include the extensions to the Johannesburg and Cape Town airports and to the ports of Durban and Richards Bay, as well as investment in dams and roads in the less developed provinces.

Civil Engineering. Civil engineering includes contractors primarily engaged in construction work of a civil engineering nature, including airports, dams, electricity networks, harbors, pipelines, railway lines and roads. The demand for labor consists mainly of production workers and artisans (unskilled and semi-skilled workers). The civil engineering sector provides most of its own raw materials but also uses non-metallic mineral products, iron and steel. This sector’s share of production is very sensitive to cyclical economic activity, mainly because almost three-quarters of the domestic demand for the sector’s output is for domestic fixed investment.

Growth in this sector slowed in the second quarter of 2004 as compared to the same period in 2003 notwithstanding the contribution of the construction of the Coega Industrial Development Zone in the Eastern Cape Province. Decelerated growth during this period was largely due to the lack of new projects initiated by the mining sector.

Informal Sector of the Economy

Informal enterprises encompass a very wide range of activities in South Africa, including the production of marketable products, the distribution of merchandise and the provision of services. Informal enterprise is an important haven for self-employment in rural areas, as well as for the newly urbanized and for the formally unemployed. In addition, informal enterprises mobilize capital at a grass-roots level for the provision of dwellings and community-based services. The businesses in this sector typically operate at a low level of organization and on a small scale, with little or no division between labor and capital. Where more than one individual is involved, labor relations are based mostly on casual employment, kinship or personal and social relations rather than on contractual arrangements with formal guarantees. Formal sector economic activity, by contrast, is conducted within the formal structures created by the legal system of the country.

The informal sector’s annual contribution to GDP has been estimated at approximately 7.0% in recent years. The sector employed approximately 1.8 million people (excluding subsistence or small-scale agriculture and domestic service) and, as of March 2004, accounted for 18.6% of all jobs of employed men and 17.5% among employed women.

Employment and Trade Unions

It is estimated that the total number of working South Africans in March 2004 was 12 million and that the majority of these people were employed in the formal sector (65.3%). The largest source of employment by industry in the combined formal and informal sectors was the trade industry (20.5%) and the second largest employer was the community, social and personal services industry (19.1%). Other significant employers were manufacturing (13.9%), agriculture (10.6%) and private households (domestic work) (10.0%). Professional and managerial jobs are still filled predominantly by White employees, who constitute less than 20% of the labor force, whereas Black employees generally fill the least skilled occupations.

Employment creation remains a critical policy challenge. Unemployment, as measured by the Labour Force Survey, which had increased from less than 20% in 1996 to 31.2% in March 2003, decreased to 27.8% in March 2004. It is estimated that 33.7% of economically active Blacks were unemployed in March 2004. By contrast, unemployment among economically active Whites was 5.1% in March 2004. Substantial unemployment is expected to remain a significant feature of the South African economy for the foreseeable future.

The following table sets forth the change in total employment and the number of registered unemployed persons for the periods indicated.

Employment

	1999	2000	2001	2002	2003	2004(2)
Employment (% change on prior year)
Public Sector(1)	(3.3)	(4.1)	(2.2)	(0.4)	1.7	4.1
Private Sector(1)	(1.3)	(2.0)	(1.3)	(0.3)	(2.2)	5.3
Total	(1.8)	(2.5)	(1.5)	(0.1)	(1.3)	5.0
Official Unemployed(3) (Percentage)	23.3	25.8	29.5	29.5	31.2	27.8

(1)	Data includes employment in sectors of former TBVC states.
(2)	Second quarter of 2004.
(3)	Defined as those members of the economically active population who (i) did not work during the preceding four days, (ii) want to work, (iii) are available to start work during the following seven days and (iv) have taken active steps to look for work or to start some form of self-employment during the preceding four weeks.
Source: South African Reserve Bank.

As of March 2004, at the highest provincial unemployment rate was 32.5%, which occurred in Eastern Cape Province, while the lowest provincial unemployment rate was 16.9%, which occurred in the Western Cape Province. As of March 2004, less than 5.5% of the economically active population had university degrees or higher qualifications.

Significant legislation has been adopted since 1994 designed to improve labor relations, the quality of employment, skills development and employment equality. The Skills Development Levies Act, enacted in 1999, created a levy administered by the commissioner for the South African Revenue Service. The Skills Development Levies Act requires employers to pay a levy equal to a percentage of the amount of money they pay to their employees over a one-month period. The funds collected are earmarked to strengthen industrial training and to create learning opportunities for the unemployed. It is intended that 80% of the levies will go to fund the sectoral education and training authorities and 20% will go to fund the National Skills Fund. Exemptions to this law are granted if the employer is a public service employer, a religious or charitable institution, or a national or provincial public entity.

South African labor legislation promotes equity in employment and prohibits discrimination in the workplace on the grounds of race, gender, sex, pregnancy, marital status, family responsibility, ethnic or social origin, color, sexual orientation, age, disability, religion, HIV status, conscience, belief, political opinion, culture, language or birth. To realize these objectives, legislation requires all employers to take steps to end unfair discriminatory practices and policies. In addition, legislation mandates designated employers to prepare and implement employment equity plans and to report to the Department of Labour on their progress in ending unfair discriminatory practices and in promoting equity. Employers that intend to contract with the National Government also must ensure compliance with their employment equity obligations. In addition, employers are prohibited from conducting unjustifiable medical and psychometric testing on employees, and employees are protected from recrimination for exercising their rights.

In August 2002, the Government announced a minimum monthly wage of R800 in urban areas for persons working more than 27 hours per week. Minimum wages covering South Africa’s estimated one million domestic workers became effective in November 2002. Approximately 1,000,000 wholesale and retail trade workers received coverage in February 2003 and most recently in March 2003, minimum wages were extended to roughly 800,000 farm workers.

Bringing together leaders of business, the National Government and the trade union movement, the 1998 Presidential Jobs Summit reached a consensus on a wide range of job creation programs, including the introduction of youth brigades to promote youth employment, refocusing of special employment programs to target marginalized communities, proposals on housing provisions which included new financial mechanisms to finance low-cost housing, measures to address skills development, and consolidation of existing projects into a more coherent whole. Rural areas have been targeted specifically in several poverty relief and Presidential Jobs Summit programs, the extension of the municipal program and water supply projects.

The National Government has made education a key area of intervention in expanding the employment base. In the 2003 academic year, 358,095 educators provided educational services to approximately 12 million students at 26,845 institutions in South Africa. In addition, in 2003, 717,786 South Africans were attending the 35 institutions of higher learning in South Africa. Following the reorganization in 2002 of South Africa’s 152 technical colleges into 50 super college institutions consisting of 183 centers (campuses and technical centers), enrollment in these institutions rose to 406,145.

The total budgetary allocation for education in the 2003-2004 fiscal year was R69,329 million and for the 2004-2005 fiscal year it is R76,756 million. South Africa has one of the highest rates of government investment in education expenditure in the world, and efficiency and effectiveness of spending in the formal education system are key priorities of the National Government. Supported by an ongoing conditional grant from the National Government to the provinces, improved financial management and classroom quality are regarded as the key elements of reform in provincial education spending. Further allocations have been proposed for the continuing reform of higher education (the restructuring costs of which in the 2003-2004 fiscal year were estimated at R3 billion). The funding of the National Student Financial Aid Scheme, which aims to enable more poor students to gain access to higher education, also remains a priority.

Labor productivity grew by 4.7% in 2001 and 3.4% in 2002. In 2003, economy-wide labor productivity accelerated by 4.5%, however, due to increasing levels of employment, labor productivity growth slowed to 3.3% and 0.5% in the first and second quarters of 2004, respectively. Contrary to the slowdown in labor productivity growth in the economy as a whole, production per worker in the manufacturing sector rose by 1.4% in the second quarter of 2004, despite having been decreasing in preceding quarters.

Over the medium- and long-term, labor productivity is expected to suffer as the effect of HIV/AIDS-related illnesses in the South African labor force is felt. More research is necessary to predict the full effect of these developments, but costs are expected to rise in relation to employee insurance, medical aid and death benefits, replacement and training.

When measured over periods of four quarters, the cost of labor per unit of output in the manufacturing sector increased by 9.4% in first quarter of 2004. Subsequently, the nominal unit labor cost in the manufacturing sector increased by 7.8% in the year ending with the second quarter of 2004, as a result of an increase in wages during a period of low manufacturing productivity.

Following the deceleration in nominal wage growth and the slowdown in labor productivity growth in the beginning of 2003, nominal unit labor costs in the total non-agricultural sectors of the economy increased substantially. Nominal unit labor costs in the formal non-agricultural sectors of the economy increased by 6.0% in 2002 and 4.0% in 2003, while the year-on-year rate of increase rose from 5.4% in the first quarter of 2004 to 7.1% in the second quarter of 2004.

Until 1979, South African trade unions were required to be organized along racial lines, resulting in major clashes and pervasive non-recognition of trade unions representing Black workers. Due to the liberalization of labor legislation in the beginning of the 1980s, trade union density of the disenfranchised Black labor force increased substantially through 1993. The number of registered trade unions increased from 248 in the mid-1990’s to 504 in 2002, with membership increasing from 2.7 million in 1995 to more than 4 million in 2002. In 2004, 369 trade unions were registered.

Most trade unions in South Africa are organized in federations of which there were approximately 17 as at the time of the most recently available information. The largest federation is the Congress of South African Trade Unions (COSATU), which has 21 affiliates and approximately 1.8 million members. COSATU includes the National Union of Mineworkers, the National Union of Metalworkers of South Africa, the South African Clothing and Textile Workers Union, the Food and Allied Workers Union and the National Education, Health and Allied Workers Union. Other significant federations include the Federation of Unions of South Africa and the National Council of Trade Unions. Federations are not required by law to register, so it is difficult to accurately estimate the total membership of all of South Africa’s trade unions.

Strike action was an important component of the struggle against apartheid. The number of man-days lost as a result of industrial action increased in 1994 due to national work stoppages during the period leading up to the national election in April of that year. In addition, significant strikes occurred in the manufacturing and mining sectors subsequent to the 1994 election, as existing industrial dispute resolution mechanisms proved inadequate and incompatible with the policies of the newly elected government. The number of man-days lost during the next three years as a result of industrial action decreased from the high levels experienced in 1994, in part as a result of the implementation of a number of collective bargaining settlements in, among others, the metal and automobile sectors, which addressed issues such as human resource development, affirmative action, workplace democratization and wages. The estimated number of man-days lost to strikes and work stoppages increased substantially, however, in 1998 and 1999, due largely to the expiration of three-year wage agreements that contributed to strikes in several industries, including the chemical and automobile industries.

A general strike occurred in May 2000, which was the culmination of a work stay-away action organized to bring attention to ongoing job losses and to support amendments to legislation relating to the rights of workers in insolvent businesses. This stay-away action and strike contributed to the loss of 500,000 total workdays for the year. This figure rose sharply to 1.25 million in 2001, largely because of employee dissatisfaction with compensation and employment conditions as employers sought to control rising production costs. The estimated number of workdays lost to industrial action in 2002 was 945,000, a 24.4% decline from the previous year, reflecting generally more harmonious industrial relations. This figure declined to 700,000 in 2003 and, in the first nine months of 2004, workdays lost to industrial action totaled 1.1 million, a 188% increase compared to the same period in 2003. Wage-related issues accounted for the bulk of strike actions in 2003 and 2004.

While the majority of strikes are wage related, a number of strikes have also been organized against the National Government’s privatization policies, although support for the latter strikes has been sporadic and the National Government has affirmed its commitment to the privatization process. The following table sets forth the number of man-days lost as a result of strikes and work stoppages during the periods indicated.

Man-Days Lost to Strikes and Work Stoppages

Number of
Man-Days
Year	Lost
1999	3,100,000
2000	500,000
2001	1,250,000
2002	945,000
2003	700,000

Source:	Department of Labour and Statistics South Africa.

The Labour Relations Act of 1995 promotes collective bargaining through, among other things, protecting organizational rights for unions and the right to strike. The right to strike is contingent on the exhaustion of dispute procedures and on the condition that the industry does not provide essential services. The Labour Relations Act also establishes a framework for the formation of bargaining councils to determine matters within the public sector and each industrial sector, the criteria for which are to be established by the National Economic Development and Labour Council. When employers and employees cannot agree on the formation of a bargaining council, a statutory council may be formed. In addition, the Labour Relations Act significantly liberalizes the procedures for instituting legal strikes, introduces special requirements for the use of secondary strikes, picketing, protest action and replacement labor and protects an employer’s right to have recourse to lockout. The Labour Relations Act also introduces workplace forums to promote ongoing dialogue between workers and management and simplifies the procedures for the registration of unions.

The Labour Relations Act prohibits the registration of trade unions that discriminate against sections of the population. All trade union constitutions containing discriminatory clauses have therefore been amended. In addition, the Labour Relations Act fundamentally overhauls previously existing dispute resolution procedures, mechanisms and institutions. While the Labour Relations Act permits the use of privately negotiated dispute-resolution procedures, it also encourages centralized dispute resolution through the establishment of a Commission for Conciliation, Mediation and Arbitration and through the creation of a Labour Court, comprised of both trial and appellate divisions and with exclusive jurisdiction over all matters referred to it under the Labour Relations Act. The Commission is responsible for attempting to resolve industrial disputes through conciliation and mediation. If these attempts fail, the Commission may determine the dispute by arbitration or the parties may refer the dispute to the Labour Court unless it falls into the categories that must be resolved finally by arbitration and may not be referred to the Labour Court. In 2004 the Commission was involved in 87 cases of large-scale lay-offs, 67 cases of pre-dismissal arbitrations and 19,554 cases of conciliations and arbitrations.

Amendments to the Labour Relations Act adopted in 1998 enhanced the institutional functioning of the Commission for Conciliation, Mediation and Arbitration by ameliorating the case flow, phasing out the industrial court (the forerunner of the Labour Court) and improving the efficiency of bargaining councils.

Additional labor legislation also adopted in 1998 established new levels for minimum conditions of employment in respect of working hours, leave and the employment of minors. Legislation also provides mechanisms to set minimum wages and to provide flexibility in employment circumstances in order to meet the variable needs of individuals and employers. Further amendments to the Labour Relations Act were enacted in August 2002 and provide for, among other things, improved collective bargaining practices, amendments to trade union registration procedures, changes in workday and overtime allocations and due process in the event of dismissals.

Although the National Government has not established a comprehensive welfare system of the type found in many industrialized countries, it does maintain a variety of social benefit schemes relating to, among other things, compensation for occupational injuries and diseases, occupational health and safety, unemployment insurance, old age, disability and survivor benefits, child support grants, unemployment, sickness and maternity benefits, worker injury benefits and various health care benefits targeted to certain persons. Other programs provide for a developmental social welfare program to ensure, among other things, delivery of benefits to the poorest South Africans and improved social insurance. These programs are funded largely from budgetary reallocations and through improved efficiency of delivery of services, subsidies or payments.

Prices and Wages

Price and wage trends in South Africa have been rising over the last several years. Consumer prices rose by 5.7% in 2001 and by 9.2% in 2002, due in part to the depreciation of the rand and rising food and fuel prices. However, with the appreciation of the rand in 2003 that trend has been reversed with the rate of consumer price inflation (CPIX) declining to 5.4% in 2003 and further declining to 3.7% in September 2004. In addition, the all goods producer price index declined from 15.4% in September 2002 to 0.2% in August 2003. Following an eight-month period of declining production prices, the all-goods producer price index rose by 1.4% in the year to September 2004. While risks remain, particularly in respect of oil prices and the exchange rate, consumer inflation is expected to remain within the South African Reserve Bank’s target range of 3-6% in 2005.

The appreciation of the rand since the beginning of 2003 has contributed significantly to reducing the rate of inflation. The strength of the rand has also mitigated the impact on the economy of the rise in the international oil price, resulting in more stable retail fuel prices.

The annual growth in average nominal remuneration per worker in the formal non-agricultural sectors of the economy rose by 8.7% in 2003 and by 8.9% in the 12 months ended in the first quarter of 2004, however, in the second quarter of 2004, it decreased to 7.6%. Average real remuneration per worker increased by 0.1% in 2002, 2.7% in 2003 and 3.0% in the 12 months ended in the second quarter of 2004. Bargaining council agreements and wage settlements are expected again to lead to nominal remuneration increases above inflation in 2005.

In the public sector, compensation of employees grew by 9.6% in the fiscal year 2002-2003, 10.1% in the fiscal year 2003-2004, and is expected to increase by 9.9% by the end of the fiscal year 2004-2005. In September 2004, the National Government concluded a three-year settlement with public sector unions providing for wage increases of 0.4% above consumer price inflation in 2004, 2005 and 2006.

The highest average quarterly wages of R31.6 billion in the second quarter of 2004 were paid by the financial and business services sector, while the lowest average quarterly wages of R3.1 billion were paid by the construction sector. These figures represent increases of 11.1% and 4.8%, respectively, when the second quarter of 2004 is compared with the second quarter of 2003. Year-on-year rates of wage increases in other sectors varied from 3.2% in the transport, storage and communication sector to 15.6% in the mining and quarrying sector.

The following table sets forth prices and wages for the periods indicated.

Prices and Wages

	1999	2000	2001	2002	2003	2004(3)
Consumer Prices(1)	94.9	100.0	105.7	115.3	122.1	123.4
Percentage change from prior year	5.2%	5.4%	5.7%	9.2%	5.8%	0.8%
Production Prices(1)	91.6	100.0	108.4	123.8	125.8	126.5
Percentage change from prior year	5.8%	9.2%	8.4%	14.2%	1.7%	0.2%
Remuneration per worker (excluding agricultural industry) (percentage change from prior year)
At current prices	7.7%	9.2%	9.0%	9.6%	8.7%	8.2%
At constant prices(2)	1.5%	1.6%	1.8%	1.5%	2.8%	3.7%
Unit labor costs (percentage change from prior year) At current prices	3.6%	2.9%	4.2%	6.0%	5.0%	7.1%
Non-agricultural value added deflator	6.2%	7.2%	7.8%	10.0%	6.0%	5.9%

(1)	2000 = 100.
(2)	The deflator used in the consumer price index is based on 2000 = 100.
(3)	“Consumer Prices” and “Production Prices” through third quarter of 2004. “Remuneration per worker” and “Unit Labor Costs” through the second quarter of 2004.
Source: South African Reserve Bank.

MONETARY AND FINANCIAL SYSTEM

The South African financial system consists of banks and non-bank financial institutions such as investment funds, portfolio management companies, securities investment firms, insurance companies and pension funds.

South African Reserve Bank

The South African Reserve Bank is the central bank of South Africa, with its head office in Pretoria and branches in Bloemfontein, Cape Town, Durban, East London, Johannesburg, Port Elizabeth and Pretoria North. The South African Reserve Bank’s independence is enshrined in the Constitution and is subject only to acts of Parliament and to regular consultation with the Minister of Finance. The principal responsibilities of the South African Reserve Bank include: formulating and implementing monetary policy; issuing banknotes and coins; acting as banker to the National Government; acting as a bank to banks licensed under the Banks Act of 1990; providing facilities for the clearing and settlement of claims between banks; acting as custodian of the country’s gold and other foreign reserves; acting as a lender of last resort; conducting open-market operations; supervising banks; collecting, processing and interpreting economic statistics and related information; and formulating and implementing exchange rate policies in cooperation with the Minister of Finance and the National Treasury.

Unlike many other central banks, shares in the South African Reserve Bank are held privately, with none held by the National Government. The South African Reserve Bank’s share capital was quoted on the JSE Securities Exchange South Africa from its inception in 1921 until May 2002, when it was delisted, and is currently held by approximately 620 shareholders, including companies, institutions and individuals. No single shareholder may hold more than R10,000 in nominal value of the South African Reserve Bank’s shares. Dividends are paid to shareholders out of net profits at a rate of 10% per annum of the nominal value of the shares. After certain provisions, 10% of the South African Reserve Bank’s surplus in any year is paid into a reserve fund, and the balance is paid to the National Government.

The South African Reserve Bank is managed by a 14-member board of directors. The Governor, currently Mr. Tito Mboweni, and three Deputy Governors of the South African Reserve Bank are appointed by the President for five-year terms. Of the remaining 10 directors, three are appointed by the President, with the remaining seven elected by the South African Reserve Bank’s shareholders, four of whom represent the interests of commerce and finance, two represent industry and one represents agriculture. These directors hold office for a period of three years. The Governor has a vote on the board of directors and an additional vote to be used only in the event of a tie. The National Government therefore appoints persons controlling eight of the 15 effective votes to the board of directors of the South African Reserve Bank.

Monetary Policy

The main objective of the South African Reserve Bank’s monetary policy has been the pursuit of price stability. This policy forms part of broader macroeconomic policies aimed at improving the standard of living of all inhabitants of the country. The South African Reserve Bank’s monetary policy aims to support the broader macroeconomic policies of the National Government by creating a stable financial environment. The South African Reserve Bank does not have fixed exchange rate targets, and it allows the rand to float freely against international currencies.

In 2000, an inflation-targeting monetary framework replaced the South African Reserve Bank’s previous approach to monetary policy-making. The previous approach involved the public announcement of guidelines for the growth in the broad money supply, augmented by regular wide-ranging assessments of economic conditions and the outlook for inflation. The current inflation-targeting framework is characterized by the announcement of a numerical target for the inflation rate that is to be achieved over a specified period of time, and is also a broad-based strategy for achieving price stability, centered on an analysis of price developments. In light of the weakening of the relationship between money growth and nominal income growth, monetary policy decisions are guided by the deviation of the expected rate of increase in CPIX (the overall consumer price index for metropolitan and other urban areas, excluding the influence of mortgage interest costs) from a specified target range. In the application of inflation targeting as a monetary policy framework, allowance is made for the price effects of serious supply shocks, such as changes in the international price of crude oil, higher food prices resulting from unfavorable weather conditions and inordinate changes in the international exchange value of the rand. The current inflation target is 3-6%. The CPIX is expected to remain within this target over the medium term, averaging 5.1%, 5.1% and 5.0% in 2005-2006, 2006-2007 and 2007-2008, respectively.

In its role of implementing monetary policy, the South African Reserve Bank monitors and influences conditions in the South African money and credit markets and affects interest rates, growth in lending and growth of deposits. The South African Reserve Bank uses open-market operations to determine the amount of liquidity made available to banks on a weekly basis in repurchase transactions. The interest rate for such repurchase transactions is set by the South African Reserve Bank’s Monetary Policy Committee and has a significant impact on all short-term interest rates in the economy.

Open-market operations entail the buying and selling of securities by the South African Reserve Bank in the open market in order to regulate the conditions in the money market or the level and pattern of interest rates. By injecting or absorbing funds through purchases and sales of securities, the South African Reserve Bank may increase or decrease liquidity in the banking system. Although these transactions are primarily undertaken to achieve long-term monetary objectives, a further objective may be to stabilize temporary money-market fluctuations. Currently, nine primary dealers make markets in government paper, five of which are domestic banks and four of which are international banks. Since its appointment of primary dealers in National Government securities in 1998, the South African Reserve Bank no longer acts as agent for the National Government in buying or selling its securities. The South African Reserve Bank may purchase and sell National Government securities for the South African Reserve Bank’s own account, providing it with an effective means of influencing money market liquidity. Other techniques used by the South African Reserve Bank to influence liquidity include purchasing securities outright, varying the amount of National Government bills offered at tender each week, allocating National Government deposits between the South African Reserve Bank and private banks, issuing South African Reserve Bank debentures and entering into foreign exchange swaps with banks.

In September 2001, following a period of research and consultation with domestic money-market participants and experts at other central banks and multilateral agencies, a series of modifications to the South African Reserve Bank’s operational procedures was introduced in order to eliminate certain shortcomings in the repurchase-based refinancing system adopted in 1998. The modifications include, among other things, the partial closing of the margin between the repurchase rate and the interbank call rate and the announcement by the South African Reserve Bank of a fixed repurchase rate.

Following tight liquidity conditions in the money market at the time of the 1998 crisis, the situation has eased considerably. The easing in money market conditions can largely be attributed to liquidity that was provided through the net acquisition of foreign assets by the South African Reserve Bank and deficits arising from the South African Reserve Bank’s involvement in the market for forward foreign exchange. Between April and October 1999, the South African Reserve Bank intervened in the money market by draining liquidity with the objective of increasing the dependency of the private banks on central bank funding. In the fourth quarter of 1999, the South African Reserve Bank eased liquidity conditions in the money market in order to allay fears that a severely tight market at the end of the year might arise from failure of computer systems due to Year 2000 concerns. After the transition to the new millennium turned out to be uneventful, the South African Reserve Bank again began to drain liquidity so as to restore an adequate level of private bank dependency on central bank funding. From June 2002 to October 2003, the maintenance of a stable level of the liquidity requirement was achieved despite a large reduction in the South African Reserve Bank’s use of liquidity draining intervention instruments. This reduction in the use of liquidity draining intervention instruments resulted in a decrease in outstanding foreign currency swaps with banks.

The average liquidity requirement of the banks was raised from approximately R11 billion in the first nine months of 2003 to approximately R13 billion in the subsequent period up to October 2004. This upward adjustment coincided with the draining of additional liquidity as banks had to increase their cash reserve balances with the South African Reserve Bank. This resulted from the phasing out of vault cash as a recognized part of banks’ qualifying cash reserve holdings. See “—Structure of the Banking Industry” below.

While there was only a modest increase in the liquidity requirement, a number of factors enabled the South African Reserve Bank to reduce its use of liquidity-draining instruments over the past year. These liquidity absorbing factors included the realization of profits on maturing forward exchange contracts in the wake of the appreciation of the rand, outright sales of bonds by the South African Reserve Bank, and the gradual expansion of notes and coins in circulation outside the South African Reserve Bank with the resulting increase in nominal income and expenditure in the economy. The overall amount that the South African Reserve Bank had to drain from the market through its key interest-bearing instruments declined from R37.7 billion at the end of June 2003 to a low of R6.8 billion at the end of February 2004. This allowed the South African Reserve Bank to discontinue the use of money-market swaps with counter deposits towards the end of 2003; liquidity is now drained by means of South African Reserve Bank debentures and reverse repurchase transactions.

An agreement between the National Treasury and the South African Reserve Bank in October 2003 allowed the South African Reserve Bank to restructure and shorten the average maturity of interest-bearing government bonds held in its monetary policy portfolio by conducting cash-neutral auctions. The availability of instruments allowed the South African Reserve Bank to diversify its liquidity management operations and to conduct outright sales of government bonds in its portfolio.

The following table sets forth the rate at which the South African Reserve Bank provided liquidity to the banks as of each month-end indicated.

Repurchase Transaction Rate

2003	(%)	2004	(%)
January	13.50	January	8.00
February	13.50	February	8.00
March	13.50	March	8.00
April	13.50	April	8.00
May	13.50	May	8.00
June	12.00	June	8.00
July	12.00	July	8.00
August	11.00	August	7.50
September	10.00	September	7.50
October	8.50	October	7.50
November	8.50	November	7.50
December	8.00	December	7.50

Source: South African Reserve Bank.

The following table sets forth the money supply (M1A, M1, M2 and M3) of South Africa during the periods indicated.

Money Supply

	At December 31,					At October 31,
	1999	2000	2001	2002	2003	2004
	(millions of rand)
Coins and banknotes in circulation	22,660	23,719	25,283	29,216	33,715	39,242
Check and transmission deposits	122,486	123,865	150,043	161,735	177,247	188,752

Total: M1A(1)	145,146	147,584	175,326	190,951	210,962	227,994
Other demand deposits(2)	113,136	119,340	137,886	159,647	167,216	182,952

Total: M1(3)	258,282	266,924	313,212	350,598	378,177	410,946
Other short and medium-term Deposits(4)	177,244	195,585	219,458	246,963	334,709	373,285

Total: M2(5)	435,526	462,509	532,670	597,561	712,887	784,231
Long-term deposits(6)	36,651	45,082	59,782	70,631	70,671	99,021

Total: M3(7)	472,177	507,591	592,452	668,191	783,557	883,252

Note:	Numbers may not total due to rounding.
(1)	Notes and coins in circulation plus check and transmission deposits of the domestic private sector with monetary institutions.
(2)	Demand deposits (other than check and transmission deposits) of the domestic private sector with monetary institutions.
(3)	M1A plus other demand deposits held by the domestic private sector.
(4)	Short-term deposits (other than demand deposits) and medium-term deposits (including all savings deposits) of the domestic private sector with monetary institutions, including savings deposits with and savings bank certificates issued by the Postbank (a division of the South African Post Office).
(5)	M1 plus other short-term and medium-term deposits held by the domestic private sector.
(6)	Long-term deposits of the domestic private sector with monetary institutions, including national saving certificates issued by the Postbank.
(7)	M2 plus long-term deposits held by the domestic private sector.
Source: South African Reserve Bank.

Since the introduction of inflation targeting, the growth in the broadly defined money supply (M3) has not been used as an intermediate target for monetary policy purposes. Nevertheless, money supply and credit continue to provide useful information about prospective spending plans and inflationary pressures. In the first half of 2002, money supply growth accelerated to very high levels as rapidly rising inflation related factors were reflected in the demand for money. Growth in M3 decelerated considerably from the high growth rates recorded in 2003. Measured over 12 months, growth in M3 slowed from 23.5% in May 2002 to 11.3% in July 2004; however, in the subsequent period ending in October 2004, M3 increased to 14.9%, which was consistent with robust growth in domestic production and expenditure.

Accordingly, growth in the narrower monetary aggregates, which had been on a downward trend since the first half of 2002, accelerated significantly in the ensuing months. Growth rates in M1 and M1A accelerated from -3.9% and 2.2% in May 2003 to 19.3% and 22.1% in February 2004, respectively, before each declined to 14.9% in October 2004. The high growth rates recorded in these aggregates were mainly due to the decline in interest rates and above-inflation wage settlements effected during the second half of 2003 and 2004.

Regulation of the Financial Sector

Since 1994, South Africa has made a dedicated effort to deregulate the financial sector. The new market-based approach to regulation relies heavily on the use of strengthened corporate governance and accountability principles, enhanced disclosure systems, and market discipline as an incentive to compliance. Although increased deregulation has encouraged both competition and innovation, it has simultaneously demanded heightened supervision, more explicit market integrity and strengthened consumer protection mechanisms.

The two main regulatory authorities, the Financial Services Board and the South African Reserve Bank, apply measures to secure the financial soundness of the financial system as a whole. The regulatory instruments that they use include entry and other standard requirements, ownership constraints, limitations on certain activities, jurisdictional constraints, pricing constraints and operational constraints such as capital and liquidity requirements and trading capacity requirements. Domestic supervision also incorporates international standards; South African financial institutions must comply fully with the majority of the Basel capital adequacy principles and standards, and it is expected that Basel II (developed by the Basel Committee on Banking Supervision and endorsed by central bank governors and the heads of bank supervisory authorities in the G-10 countries in June 2004) will be implemented in South Africa in accordance with the Basel Committee time frame. South African financial institutions must also comply with the financial reporting and disclosure standards incorporated in the international accounting standards, adopted by the International Organization of Securities Commissions (IOSCO). The various financial markets, financial institutions and financial instruments are regulated by a series of general, specific and enabling legislation.

Legislation enacted in 1998 provided for an independent competition authority, comprising an investigative division and an adjudicative division with broad powers to, among other things, issue compliance orders and interdicts, levy fines, impose structural remedies such as divestitures and prohibit mergers. The legislation also provides for a right of appeal to a specially constituted judicial authority. In the majority of cases, the adjudicative divisions have sole jurisdiction over competition matters. Amendments to the legislation enacted in 1999 require pre-merger notification in particular cases.

The Office of the Registrar of Companies falls under the supervision of the Department of Trade and Industry and is responsible for administering the Companies Act. The Office of the Registrar of Banks forms part of the South African Reserve Bank and conducts the supervision of banks. The Financial Services Board regulates the financial markets for equity, debt and derivative securities, as well as non-bank financial institutions registered under specific legislation. Advisory committees serve the various offices and boards, and a Policy Board for Financial Services and Regulation coordinates the institutional and functional aspects of regulation. Appeal boards are provided for, if and when they are needed, but responsibility for regulation remains with the Minister of Finance.

Recent legislative and regulatory initiatives include the following:

•	The draft Co-operative Banks Bill, which is currently open for public comment, aims to formalize the co-operative banks industry by creating a legal framework for the regulation and supervision of their banking activities.

•	The Financial Advisory and Intermediary Services Act of 2002 was enacted to protect investors from poor and misleading advice by imposing licensing requirements on financial service providers, advisers and intermediaries. The Act requires the approval of financial service providers, key personnel and compliance officers by the Financial Services Board’s registrar and requires the disclosure of advisers’ actual or potential interest, commission and fees paid, and details of how underlying assets are valued.

•	The Collective Investment Schemes Control Act of 2002 provides fund managers with greater flexibility to create and manage funds through an expanded use of derivatives and derivative-based hedge funds in unit trust portfolios, while at the same time improving investor protection by imposing investment limits and liability for misrepresentations.

•	Financial reporting standards were made more consistent with international standards and Generally Accepted Accounting Practices (GAAP) through the adoption, in January 2003, of the Accounting Standard AC 133.

•	The Financial Intelligence Centre Act of 2001 contains measures aimed at combating money laundering, such as reporting of suspicions transactions, improved client identity verification, and record-keeping requirements.

•	The Prevention and Combating of Corrupt Activities Act of 2004 was enacted to prevent and combat corruption and corrupt activities. Measures employed to achieve this include establishing a broad general offence of corruption and providing for the extraterritorial application of the Act.

•	The Department of Trade and Industry also proposed a new Consumer Credit Bill which is aimed at improving consumer protection by curbing uncontrolled lending, creating mechanisms to restrict consumers from borrowing beyond their means and forcing creditors to disclose the true cost of debt.

•	The revised Code of Banking Practice, which formalizes standards of disclosure and conduct and provides safeguards for retail and small business banking clients, was voluntarily adopted by the members of the Banking Council of South Africa and became effective on October 1, 2004.

Financial markets such as the foreign exchange market and the money market are not regulated by specific legislation but are subject to general legislation and regulation by agencies such as the South African Reserve Bank. Institutions currently not required to register under any particular legislation are not subject to specific regulation. However, it is expected that all individuals and firms conducting investment business in the future will be required to comply with certain minimum requirements in respect of disclosure and capital adequacy. These individuals and firms will also be required to adhere to a strict and coherent code of business conduct imposed to strengthen supervision.

Structure of the Banking Industry

As of December 2004, 21 banks, 2 mutual banks and 15 local branches of foreign banks were registered with the Office of the Registrar of Banks. Furthermore, 45 foreign banks had authorized representative offices in South Africa.

Major groups dominating the South African banking sector include ABSA Bank Ltd., The Standard Bank of South Africa Ltd., FirstRand Bank Ltd., Nedbank Ltd. (which merged with BOE Bank Ltd in 2002) and Investec Bank Ltd. In the aggregate, these groups hold approximately 87% of the total assets of the private banking sector, with the balance held by other banks. The major banks (with the exception of Investec Bank Ltd.) offer a wide range of services to both individual and corporate customers at branches across all nine provinces. One-stop or relationship banking has gained importance with its emphasis on universal banking rather than on isolated services. Nevertheless, several banks specialize in providing merchant banking services, securities underwriting or services in other niche areas.

The operating banks, local branches of foreign banks and mutual banks together employed 115,890 workers and had combined assets amounting to R1,436.9 billion at the end of October 2004. In addition to the operating banks, local branches of foreign banks and mutual banks, banking services are provided through the Postbank, a division of the South African Post Office, at over 2,700 outlets and 5,500 service points nationwide. The Postbank receives deposits from, but does not provide credit to, the public.

South African regulatory authorities pursue a market-oriented regulatory approach, although the South African Reserve Bank also establishes cash reserve requirements. Banks are currently required to hold cash equal to 2.5% of their liabilities less interbank assets and specified repurchase transactions with a maturity of less than 30 days. Beginning in September 2003 banks were permitted to count only 25% of their vault cash holdings towards their required cash reserves, but as of September 2004, vault cash no longer may be used as credit towards the required cash reserves. In the new system, no interest is paid on the minimum cash reserve balance, a policy intended to gradually increase the interest-free deposits held with the South African Reserve Bank.

The net income before taxation of banks, local branches of foreign banks and mutual banks rose from R17.7 billion for the 12 months ended October 2003 to R19.8 billion for the 12 months ended October 2004. Industry-wide net income after tax as a percentage of total assets remained unchanged at an annual average of 1.0% during the same period. Net income after tax as a percentage of equity decreased from 13.5% in October 2003 to an annual average of 13% in October 2004.

The change in focus by the regulatory authorities from direct control to deregulation has been accompanied by an emphasis on proper capitalization, sound risk management procedures and disclosure. South Africa adheres to the capital-adequacy guidelines for banks promulgated by the Basel Committee on Banking Supervision. By the end of October 2004, the banking sector as a whole had a capital adequacy ratio of 13%.

Many demands are now being made on South African banking institutions to extend their activities to accommodate the banking needs of historically disadvantaged South Africans and to provide more funds for housing, export financing, agriculture and small business development. See “—Financial Sector Charter” below. To this end, the National Treasury has published two draft bills, the Dedicated Banks Bill and the Co-operative Banks Bill, that, if enacted, will amend the restrictive banking regulatory framework in an effort to stimulate an expansion of banking services to the wider community.

Financial Sector Charter

In August 2002, the financial sector voluntarily committed itself to developing a charter to address historical sector imbalances, particularly with reference to human resource development and access to financial services. Thereafter, key industry stakeholders came together to develop the Financial Charter, which was launched by the industry and the Minister of Finance in October 2003. The Financial Charter is built around a central vision of promoting a transformed, vibrant and globally competitive financial sector that reflects the demographics of South Africa and contributes to the establishment of an equitable society by effectively providing accessible financial services to Blacks and by directing investment into targeted areas in the economy.

The Financial Charter established sector transformation goals, emphasizing targets for human resource development, procurement and enterprise development, access to financial services and ownership transfer. For example, the financial sector is committed to ensure that 80% of the population in lower income groups has access to financial services by 2008. In order to achieve this, eight banks, including the country’s four major retail banks - Absa, FirstRand, Nedcor and Standard Bank, as well as the Postbank, launched the Mzansi account in October 2004. Mzansi is a low-cost national bank account, extending banking to low-income earners and those currently living beyond the reach of banking services. Mzansi is an initiative aimed at establishing full-service banking within no more than 15 kilometers of every South African and an automatic teller machine (ATM) within no more than 10 kilometers of each South African’s home.

One of the principal sector transformation goals of the Financial Charter relates to ownership transfer. The Financial Charter states that each financial institution must transfer 25% ownership to previously disadvantaged South Africans, including 10% through direct ownership transfers, by 2010.

A number of financial sector transactions have recently been concluded in compliance with the principles of the Financial Charter. The principal examples of these include:

•	the acquisition by Ubuntu-Botho Investments (Proprietary) Limited, a broad based empowerment consortium, of an initial 10% equity holding in Sanlam Limited, one of South Africa’s largest insurance and financial services groups. The transaction was approved by Sanlam Limited’s shareholders on April 1, 2004.

•	the sale by Investec Limited, one of South Africa’s principal banking groups, of 25.1% of its equity to a consortium of empowerment groups (including an employee share trust).

•	the sale by ABSA Group Limited, another of South Africa’s largest banking groups, of a 10% stake in its equity to Batho Bonke, a consortium of empowerment groups. This sale will be finalized in January 2005.

•	The sale by FirstRand Limited, one of South Africa’s major banking groups, of 6.5% of its issued share capital to a consortium of broad based black economic empowerment groups and 3.5% of its share capital to FirstRand’s Black staff and non-executive directors. The transaction is expected to be implemented in the first quarter of 2005.

Credit Allocation

Traditionally, changes in the outstanding stock of claims on the domestic non-bank sectors as reported on the banks’ balance sheets have been interpreted as signifying flows of credit to these sectors. With the implementation of Accounting Standard AC 133 in January 2003, derivatives positions must be marked to market and must be reported on a gross rather than on a net basis. Previously, coverage of on-balance sheet derivatives was narrower and netting was widespread. Those derivative assets with counterparties falling in the domestic non-bank sector form part of the investments category of banks’ claims on the domestic private sector which, accordingly, rose sharply. However, the month-end marking-to-market of derivatives and other investments, such as bonds, means that in a typical month, the bulk of the change in the stock of claims on the domestic non-bank sectors is likely to be due to revaluation rather than to actual transaction flows of credit.

Accordingly, in analyzing credit extension, it is advisable to de-emphasize the reported stock of banks’ claims on the domestic private sector and to examine banks’ loans and advances. These are reported at nominal value including accrued interest, and do not change to reflect mark-to-market practices as with investments and, to some extent, with bills discounted.

Following a decrease in quarter-to-quarter growth in total loans and advances to the private sector from 12.8% in the first quarter of 2004 to 10.2% in the second quarter of 2004, quarter-to-quarter growth accelerated in the third quarter of 2004 to 12.4% due primarily to an expansion in domestic expenditure. Notable factors supporting this firm growth were the reduction in the level of interest rates during the second half of 2003, an increase in real disposable income, the positive wealth effects associated with rising homeowners’ equity following the sustained increases in fixed property prices, and a general improvement in consumer and business confidence. However, growth in credit extended by the banks was moderated by the withdrawal of funds from financial intermediaries evidenced by the funding of the corporate sector’s capital outlays outside the banking sector, mergers and acquisitions and securitizations of loans.

A disaggregated analysis of total loans and advances shows that a large share of asset-backed credit was in the form of mortgage advances. This strong growth was consistent with the buoyant trading conditions in the real-estate market, which were supported by lower interest rates and wealth effects emanating from increases in fixed property prices.

The following table sets forth a classification of bank credit to the private sector based on the type of economic activity.

Bank Credit

	As of June 2004
	Amounts	Percentage
	(billions of	of total
	rand)	credit (%)
Individuals	366.5	35.0
Finance and insurance	259.7	24.8
of which interbank	66.4	6.3
Real estate & business services	99.5	9.5
Manufacturing	47.4	4.5
Personal services	35.8	3.4
Trade and accommodation	30.6	2.9
Agriculture, forestry and fishing	20.9	2.0
Electricity, gas and water	18.1	1.7
Transport and communication	15.0	1.4
Mining	14.4	1.4
Construction	8.1	0.8
Other	65.5	6.3

Total	1,047.9	100.0

Source: South African Reserve Bank.

Capital Markets

The JSE Securities Exchange South Africa (JSE), formerly known as the Johannesburg Stock Exchange, was established over 100 years ago and is the nation’s primary licensed market for equity securities. The JSE is governed externally by South African legislation and internally by its own rules and regulations. The introduction of the Johannesburg Equities Trading system (JET), an electronic, automated and central order-driven system, culminated in the closure of the trading floor in 1996. Subsequently, the Stock Exchange Electronic Trading System (SETS), the trading and real-time information dissemination system of the London Stock Exchange, replaced JET. The use of SETS affords member firms and issuers of both the JSE and the London Stock Exchange easier access to each other’s markets. JSE members and issuers connect to SETS and the JSE through a hub in South Africa. Through SETS, South African companies are able to access international markets without establishing a local presence offshore.

In June 2003, the JSE announced the first alternative exchange in Africa that will list small and medium sized companies, specifically targeting broad based black economic empowerment and junior mining companies. The new market, named AltX, opened in January 2004 and runs parallel to the main exchange, with separate listings requirements and reduced fees. As of October 2004, eight companies were listed on the AltX exchange with a market capitalization of R380 million.

In October 2004, the JSE announced a new interest rate exchange, Yield-X, to be launched in early 2005. Yield-X will focus on interest rate derivatives and will be the JSE’s fourth electronic clearing and settlement platform, alongside equities, financial futures and agricultural products. The aim of Yield-X is to expand the range of products in the interest rate market.

The Bond Exchange of South Africa (BESA), which was licensed in 1996, is the forum for trading debt instruments. The South African Futures Exchange (SAFEX) is the forum for trading futures contracts. The JSE acquired SAFEX in August 2001 and merged it into the JSE as a financial derivatives division and an agricultural products division. Since the inception of AltX, South Africa’s three exchanges are the JSE, the AltX and the BESA.

Regulation of insider trading is vested in the Financial Services Board, which has extensive surveillance and detection capability and was established in partnership with the JSE. The Securities Services Bill, which was passed by Parliament on November 17, 2004 and which is currently awaiting Presidential assent, serves to consolidate and repeal the Stock Exchanges Control Act of 1985, the Financial Markets Control Act of 1989, the Custody and Administration of Securities Act of 1992, and the Insider Trading Act of 1998. This Bill also adds new provisions and new principles in compliance with the standards of international practice in the financial services industry.

Since 1995, the JSE has permitted limited liability corporate memberships and has phased out citizenship requirements for members of the JSE. Several banks, both domestic and international, have acquired or established stock-brokering businesses as members of the JSE. Stockbrokers are required to meet more stringent capital adequacy requirements and to keep client funds in trust accounts separate from the stockbroker’s own funds. The Stock Exchange Guarantee Fund was established to protect investors and may be used to discharge certain liabilities of members relating to the buying and selling of securities.

Since 1999, companies have been permitted to buy back their own shares and are required to disclose security interests, directors’ pensions and compensation, and, in the case of public companies, to appoint a secretary. Legislation restricts undesirable advertising and canvassing relating to securities.

The following table sets forth the market capitalization and number of companies listed on the JSE and the JSE’s trading volumes and values for the period indicated.

JSE Securities Exchange of South Africa

						As at
						October
	1999	2000	2001	2002	2003	2004
Market capitalization(1)	1,616.2	1,551.5	1,770.7	1,584.1	1,787.2	2,345.2
Trading volume(2)	43,097	49,566	59,557	55,790	43,053	36,822
Trading values(3)	448,381	536,877	606,136	808,662	751,903	822,592
Listed companies(4)	668	616	542	472	426	409

(1)	In billions of rand at end of period.
(2)	In millions of shares traded.
(3)	In millions of rand.
(4)	Actual figures at the end of period.
Source: JSE Securities Exchange South Africa

The number of companies listed on the JSE declined from 668 in 1999 to 409 in October 2004. According to the Federation of International Stock Exchanges, the JSE was the 15th largest stock exchange in the world, in terms of market capitalization, as of the end of September 2004.

The market capitalization of the JSE at the end of October 2004 was approximately R2,345 billion, which is an all time high. In the first ten months of 2004, the total value of share capital raised by companies listed on the JSE was R39.1 billion, an increase of R22.7 billion compared to the first ten months of 2003. Turnover of shares listed on the JSE decreased from approximately R809 billion in 2002 (51.0% of market capitalization at December 31, 2002) to R752 billion in 2003 (42.1% of market capitalization at December 31, 2003) and, in the first ten months of 2004, turnover of shares on the JSE amounted to R823 billion.

Beginning in February 2004, the listing rules for non-South African companies were relaxed, allowing them to obtain a secondary listing on the JSE. The aim is to promote foreign investment in South Africa and to better support South Africa’s position as a regional financial center for the capital raising needs of the continent. In December 2004, Aquarius Platinum became the first foreign company to be listed on the JSE.

Non-residents of South Africa made net purchases of shares of R18.1 billion in the first ten months of 2004 as compared to net sales of R0.4 billion in 2003. On average non-resident participation in the JSE has accounted for 20% of the value of all shares traded in 2004 thus far. Liquidity on the JSE decreased from 34.6% in 1999 to 33.9% in October 2004 and the closing volume of the All Share price index on the JSE increased by 12% from the end of December 2003 to the end of October 2004. Notwithstanding these advances, 387 companies have delisted from the JSE since 1999. Citing the need to gain access to capital at reduced cost, some South African companies listed on the JSE are considering transferring their primary stock market listings to the London Stock Exchange or other foreign markets.

The main index charting the performance of the JSE as a whole is the All Share Index. At October 29, 2004, the All Share Index included 161 companies and accounted for approximately 70% of the market capitalization of the JSE. At October 29, 2004, the 10 largest companies by market capitalization represented approximately 39% of total market capitalization. Other indices include four new benchmark indices, two capped indices and two shareholder-weighted indices. In May 2004, the JSE launched the Social Responsibility Index, which highlights corporate social and environmental responsibility and, in August 2004, the JSE launched the FTSE/JSE Style indices. The primary purpose of the FTSE/JSE Style indices is to provide investors with a measure of the performance of value and growth of companies, which are constituents of the FTSE/JSE All Share index.

BESA became the sole formal forum for trading debt instruments (including domestic government debt securities, or gilts) in 1996. Electronic net settlement takes place through settlement agents appointed by the members and market practitioners. Bonds traded on BESA are cleared and immobilized through Share Transaction Totally Electronic Ltd. (STRATE), an electronic clearing and settlement system. The turnover in the bond market in October 2004 was approximately 16 times the nominal value of debt issued. The nominal value of turnover on BESA in 2003 was R10.7 billion compared with R11.7 billion in 2002. In the first 10 months of 2004, turnover amounted to R7.1 billion. Since 1997, BESA has used a rolling settlement period of three days. BESA implemented a bond automated trading system in January 2000. This system introduced centralized price discovery through screen trading and price transparency through information dissemination.

Derivative instruments are traded either on an over-the-counter basis or on an exchange. The Financial Derivatives Division of the JSE, known as the South African Futures Exchange prior to its acquisition by the JSE in August 2001, is responsible for all futures contracts and options on futures. SAFEX Clearing Company (Proprietary) Ltd. (SAFCOM) is the clearinghouse for SAFEX and also provides compliance, surveillance and other exchange services. Trading takes place on an automated trading system. The number of contracts traded increased by 17% in the first 10 months of 2004 as compared with 2003. Listed futures contracts traded include equity futures, interest-rate futures and, since 1992, options on certain of these futures. The combined number of equity-related derivative contracts traded reached a record high of 10.9 million contracts in the fourth quarter of 2001 and has since declined to 8.6 million contracts in the third quarter of 2004. SAFEX introduced commodity futures in South Africa in July 1995, rand-dollar futures in May 1997, and individual equity futures in February 1999. Equity index contracts produced 96% of the turnover on SAFEX in 2003 and in the first 10 months of 2004. Trading of futures and options amounted to R794 billion in 2003 and R848 billion in the first 10 months of 2004.

Exchange Controls

The South African Reserve Bank on behalf of the Minister of Finance administers exchange control. It is assisted in this task by a number of banking institutions that have been appointed by the Minister of Finance as authorized dealers in foreign exchange. They undertake foreign exchange transactions for their own account with their clients within limits and subject to conditions established by the South African Reserve Bank.

Until 1995, control over non-residents’ capital transactions was based mainly on the financial rand system, which was reintroduced in 1985 at the time of the proclamation of the debt standstill. See “The External Sector of the Economy — Foreign Debt Arrangements.” Although the financial rand system served South Africa well during the years of the country’s economic isolation, it had many disadvantages and, in the period since the end of this economic isolation, it has served to discourage new foreign investment in the country. In 1995, the National Government abolished the financial rand system and the resulting dual exchange rate, and relaxed the application of the exchange control regulations to allow for the free convertibility and repatriation of the local sale proceeds of South African investments owned by nonresidents.

From that date, South Africa has had a unitary exchange rate that applies to both current and capital transactions between residents and non-residents. As discussed below, residents still face certain restrictions. However, these restrictions are gradually being eased so as to foster macroeconomic stability, a stronger balance of payments, and financial sector development.

The present exchange control system in South Africa is used primarily to control movements of capital by South African residents. In order to ensure that capital transfers are not disguised as current payments, controls and limits are placed on transfers of a current nature, such as travel allowances for vacation and business purposes, subsistence allowances for educational and other purposes and gifts to non-residents. South African residents have been permitted since July 1997 to export capital or to hold foreign currency; the current limit is R750,000 per person which can be exceeded in certain circumstances, as described below. Certain restrictions were imposed on foreign investment by South African residents and corporations, however, exchange control limits on new, approved foreign direct investments were recently abolished. Nevertheless, application to the South African Reserve Bank’s Exchange Control Department for prior approval of a foreign investment is still required. These applications, which permit the South African Reserve Bank to monitor the level of foreign investment, are considered on merit and are granted if South African exchange control authorities believe the investments would be of long-term economic benefit to South Africa. The South African Reserve Bank reserves the right to stagger capital outflows relating to very large foreign investments so as to manage any potential impact on the foreign exchange market.

Portfolio or non-direct foreign investments were prohibited until 1995, when the Minister of Finance announced that institutions such as insurance companies, pension funds and unit trusts would be allowed, with prior approval from the South African Reserve Bank, to diversify a small portion of their investments by obtaining portfolio investments abroad, provided those investments were obtained by way of asset swaps, thereby ensuring that they had no effect on foreign exchange reserves. The asset swap mechanism was terminated in February 2001.

Authorized foreign exchange dealers are allowed to approve the granting of credit terms in respect of exports only for periods not exceeding six months, with an extension of a further six months in certain circumstances without reference to the South African Reserve Bank. Since 1996, corporations engaged in exportation and importation have been permitted to offset costs of imports against proceeds from exports within a specified period. In addition, the permitted level of borrowings by operations owned or controlled by non-residents has been increased from 50% to 75%.

Various measures aimed at easing certain of the country’s remaining exchange control regulations became effective in mid-1997. The measures included abolishing most of the remaining quantitative limits on current account transactions; permitting South African institutions to invest funds abroad; permitting trading of rand-dollar futures contracts on the South African Futures Exchange, with participation initially restricted to non-residents and authorized local dealers in foreign exchange; and relaxing the application of local borrowings limits to foreign controlled South African companies. In March 1998, the National Government announced that South African companies would be allowed to retain foreign currency earnings in the form of export proceeds and service receipts for up to 180 days from the date of shipment or date of service rendered. Such funds now may be retained in a customer foreign currency account for 180 days from the date of credit to the account.

Since May 2003, exchange controls were further eased. Retirement funds, long-term insurers, investment managers registered as institutional investors for exchange control purposes are permitted, with prior South African Reserve Bank approval, to invest up to 15% of their total retail assets, and collective investment scheme management companies are permitted to invest up to 20% of their total retail assets in foreign portfolio investments. Blocked assets of emigrants are to be unwound and new emigrants can transfer out of South Africa more than R750 000, with the prior approval of the South African Reserve Bank, subject to a transfer schedule and an exit charge of 10% of the amount transferred.

In his 2003 Budget Speech, the Minister of Finance announced an exchange control amnesty program, which allowed residents of South Africa, for a specified time, to repatriate at a reduced tax rate monies previously and covertly invested overseas to circumvent exchange controls. See “Public Finance — Taxation.” Beginning in February 2004, foreign companies, governments and institutions were permitted to list instruments on South Africa’s bond and securities exchanges. See “—Capital Markets” above. Furthermore, South African private individuals are now permitted to invest, without restrictions in inward listed instruments on South African exchanges.

Gold and Foreign Exchange Contingency Reserve Account

The South African Reserve Bank maintains for the account of the South African Government a Gold and Foreign Exchange Contingency Reserve Account, which consists of credit and debit balances of three different accounts: a gold price adjustment account; a foreign exchange adjustment account; and a forward exchange contracts adjustment account. From time to time, upon the agreement of the Minister of Finance and the Governor of the South African Reserve Bank, the balance of the account may be reduced by the issuance, by the South African Government to the South African Reserve Bank, of zero-coupon bonds convertible at the option of the South African Reserve Bank into interest-bearing bonds. Such an issuance to the value of R7 billion was made in 2002 in partial payment of the outstanding balance of the Gold and Foreign Exchange Contingency Reserve Account. As of March 31, 1998, the account had a balance of R73 million. In the context of considerable international financial instability, losses amounting to some R14.4 billion (1.9% of GDP) were recorded in the account in 1998-1999 and the outstanding balance on March 31, 2001 was R18.2 billion, while on March 31, 2002, it had reached R28 billion. The aggregate amount of the three accounts comprising the account can fluctuate from time to time during each fiscal year.

In accordance with the Gold and Foreign Exchange Contingency Reserve Defrayal Act, the National Treasury issued to the South African Reserve Bank, R7 billion zero-coupon bonds each year for the four-year period that began in 2002-2003. The National Treasury will allow the South African Reserve Bank to convert its current bond portfolio and future zero-coupon bonds into cash and short term interest-bearing bonds, which will enable the South African Reserve Bank to improve management of liquidity in the market. The National Treasury intends to repay the entire outstanding account with these bond issues. All gold of the South African Reserve Bank is traded for the account of the South African Government, and the gold price adjustment account reflects any profit or loss on the gold held by the South African Reserve Bank. The foreign exchange adjustment account reflects any profit or loss on assets of the South African Reserve Bank denominated in currencies other than rand as a result of depreciation or appreciation, as the case may be, of the rand against the currency of such assets. Since 1997, the South African Reserve Bank has permitted an increasing percentage of South Africa’s gold production to be marketed by the Rand Refinery and various mining houses.

In the interest of financial stability, the South African Reserve Bank is still involved in the forward foreign exchange market, and the forward exchange contracts adjustment account reflects any profit or loss on any forward exchange contract entered into by the South African Reserve Bank, and any profit or loss due to changes in the value of the rand against the currency of the United States on certain agreements for the reinsurance of export contracts. Since early 1997, the South African Reserve Bank has refrained from providing cover for periods longer than one year. The South African Reserve Bank is reducing its role in providing forward foreign exchange to cover future external commitments, and only enters this market at its own initiative. Private banking institutions now are encouraged to develop an active and efficient forward foreign exchange market without undue participation by the South African Reserve Bank.

Rapid progress was made in reducing the net open forward position of the South African Reserve Bank in 1999, but this slowed in 2000 as a result of smaller capital inflows. The net open forward position was reduced to U.S.$4.8 billion at the end of 2001, to U.S.$1.8 billion in June 2002 and was further reduced to $0 in May 2003. At the end of November 2004, the net open forward position, which is now referred to as the International Liquidity Position, was positive U.S.$11 billion. The South African Reserve Bank’s stated policy is not to intervene by purchasing foreign exchange from the market to reduce the net open forward position, because of its view that the South African Reserve Bank is now at a comfortable level of exposure on par with similar institutions in G10 countries.

In February 2004, the South African Reserve Bank closed its forward foreign exchange book, eliminating a key source of external vulnerability and pressure on money market operations. With a reduced need for the sterilization of activities arising from forward contracts, the South African Reserve Bank has normalized its money market activities and has been able to increase South Africa’s net international reserves.

THE EXTERNAL SECTOR OF THE ECONOMY

Foreign Trade

South Africa’s imports and exports (including gold) accounted for roughly 27.2% and 25.5%, respectively, of real GDP in 2003 and 26.7% and 27.0%, respectively, at the end of the third quarter of 2004. For the first time since 1982, South Africa recorded a trade deficit in the second and third quarters of 2004. This reversal was primarily due to rapid acceleration of domestic expenditure coupled with increased imports.

The following table sets forth South Africa’s balance of trade for the periods indicated.

Foreign Trade(1)(2)

	1999	2000	2001	2002	2003	2004(5)
	(millions of rand)
Exports
Mining	454,614	95,092	77,345	43,250	33,082	25,989
Motor vehicles, parts & accessories	10,183	13,035	18,177	24,068	24,541	19,235
Basic iron & steel	14,343	19,348	18,449	26,032	30,060	26,551
Non electrical machinery(4)	7,864	12,135	17,119	18,489	16,493	12,030
Industrial chemicals	8,331	9,639	11,697	15,812	12,497	11,048
Agriculture	8,171	7,086	8,874	11,199	10,906	9,175
Non-ferrous metals	7,234	9,176	8,976	9,479	9,237	8,781
Processed food	6,261	7,472	9,909	11,838	9,970	6,524
Petroleum and petroleum products	3,963	2,744	1,010	10,387	9,690	5,833
Paper & paper products	4,533	6,503	6,515	7,205	6,457	4,197
Other chemicals products	3,317	5,128	5,446	6,450	5,204	3,587
Other	25,304	31,933	36,015	49,565	43,884	31,804

Total exports	145,118	219,291	218,722	233,774	212,021	164,754

Imports
Non electrical machinery(4)	26,685	30,553	35,455	45,957	45,509	36,323
Motor vehicles, parts & accessories	18,277	25,412	31,540	42,321	42,468	36,279
Mining	16,668	30,658	32,216	35,791	33,816	32,805
Radio, Television and Communications	11,354	14,844	14,897	19,197	14,622	13,384
Other chemical products	10,583	12,210	14,197	17,406	15,231	11,616
Industrial chemicals	8,827	9,975	11,038	16,609	13,858	10,701
Professional equipment, etc.	5,303	6,274	7,522	9,890	8,386	6,849
Transport equipment(3)	5,825	6,912	9,186	10,375	13,914	14,614
Electrical machinery	5,068	5,868	6,618	8,240	8,219	5,877
Processed food	5,298	5,883	6,360	8,284	8,289	7,244
Metal products	3,116	3,260	3,936	5,268	4,673	3,664
Other	30,734	35,674	36,912	55,119	49,447	42,460

Total imports	147,158	187,522	209,874	274,458	258,431	221,816

(1)	Not adjusted for balance of payments purposes.
(2)	The totals for the geographical distribution of foreign trade that is presented in the table entitled “Distribution of Trade” may differ from the data presented herein due to the differing methodologies employed. See “The External Sector of the Economy — Geographic Distribution of Trade.”
(3)	Excluding metal products.
(4)	Excluding machinery and equipment.
(5)	Estimates for the first three quarters of 2004.
Source: South African Industrial Development Corporation.

     Exports

South Africa’s exports have traditionally consisted largely of primary products, especially mining products, with gold, diamonds, platinum group metals, coal and iron exported in large quantities. However, in recent years, manufactured products have accounted for an increasingly large proportion of exports.

The volume of merchandise exports increased marginally in 2003 and, in 2004, it increased by 12.5%, 7.0% and 6.5% in the first, second and third quarters, respectively. The value of South Africa’s merchandise exports, which had experienced an upward trend between 1997 and 2002, decreased in 2003 to R256.0 billion from R286.4 billion in 2002. In the first three quarters of 2004, the value of merchandise exports was R208.6 billion. Following the depreciation of the rand in the beginning of 2000, changing relative prices dampened demand for imports while making exported goods cheaper to foreign purchasers, resulting in an increase in net exports. With the appreciation of the rand in 2003, this trend was reversed, with cheaper prices increasing the demand for imports and increasingly expensive exports becoming less attractive to foreign markets. The rapid increase in export prices in the first half of 2002 decelerated in the latter half of the year before reversing by approximately 9.7% in 2003. In the first half of 2004, export prices, expressed in rand, rose by 7.5%.

Whereas net gold exports increased steadily in 2001 and 2002 because of the depreciation of the rand, the rand’s appreciation in 2003 and 2004 has had a negative impact on the average rand price of gold, and consequently a negative impact on net gold exports. In 2002, the average rand price of gold was R3,242 per fine ounce compared to R2,772 per fine ounce in the first three quarters of 2003 and R2,510 in the first three quarters of 2004. Accordingly, the value of net gold exports, which had increased from R29.3 billion in 2001 to R43.6 billion in 2002, decreased sharply to R34.2 billion in 2003 and to R24.6 billion in the first three quarters of 2004.

     Imports

Due to the appreciation of the rand, rising oil volumes and robust domestic demand, import volumes increased significantly in 2003. The physical quantity of imports rose by 8.3% in 2003 compared to 3.1% in 2002. In line with the fluctuations of the rand, the rand prices of imported goods declined by 11% in 2003 and by 1.8% in the first three quarters of 2004 compared to the first three quarters of 2003. After having risen at a year-on-year rate of 26.9% in 2002, the value of merchandise imports decreased by 6.4% in 2003 and, in the first three quarters of 2004, it increased by 14.8% compared to the first three quarters of 2003, reflecting the higher demand for capital goods related to the strong growth in fixed capital formation. Mining imports, as a percentage of total merchandise imports, have progressively declined from the first half of 2002 to the third quarter of 2004. In contrast, manufactured goods, as a percentage of total merchandise imports, remained stable from 2002 to the third quarter of 2004. Concomitantly, among imports of manufactured goods, there was a slight shift towards the importation of machinery and electrical equipment, and vehicle and transport equipment over this period.

     South Africa’s Commitment to the WTO

South Africa was a founding member of the General Agreement on Tariffs and Trade (GATT) and has been an active participant for decades in the various GATT rounds of multilateral trade negotiations. The South African Government is committed to the principles expressed in the GATT, now greatly expanded by the results of the Uruguay Round of Multilateral Trade Negotiations (the Marrakesh Agreement). South Africa acceded to the Marrakesh Agreement in 1994 and became a member of the WTO upon its establishment in 1995.

Pursuant to the Marrakesh Agreement, South Africa committed to reduce its tariffs on industrial products by approximately one third from the levels prevailing in 1994, over a five-year period from 1995-1999 (excluding the motor and textile sectors, where the phasing-out of tariffs was scheduled for an eight-year period to 2002).

South Africa also agreed to establish ceilings above which it would not raise its tariffs in respect of 98% of its tariff lines, compared with 16% prior to the Marrakesh Agreement. The rate at which scheduled reductions are made is determined by the National Government in light of industry-specific circumstances with a view to supporting the development and overall competitiveness of the economy. In addition to its WTO commitment of a one-third reduction in tariff rates, South Africa simultaneously has undertaken a major tariff restructuring which involved further reductions beyond its commitments and the simplification of the tariff structure by eliminating approximately one-third of the tariff lines and reducing the number of different rates in order to achieve greater uniformity. Quantitative restrictions on agricultural imports have also been eliminated and replaced by tariffs, where justified, on the recommendation of the Board on Tariffs and Trade or its successor, the International Trade Administration Commission. Most sectors are expected to benefit from lower input costs as a result of the reductions in South African tariffs. The abolishment of South Africa’s remaining import surcharges is expected to strengthen these trends.

Pursuant to the Marrakesh Agreement, South Africa has phased out support measures and subsidies inconsistent with the principles expressed in the GATT. See “The South African Economy — Principal Sectors of the Economy — Manufacturing.” South African industries therefore are being encouraged to improve their competitiveness in domestic and foreign markets, despite diminishing levels of tariff support from the South African government. However, South African industries are expected to benefit from cost reductions, supply side support measures and reduced import duties of trading partner countries that were negotiated in the Uruguay Round, as well as from certain market access preferences that have been granted to South Africa by Canada, the European Union, Japan, Norway, Russia, Switzerland and the United States.

     Geographic Distribution of Trade

During the apartheid era, South Africa was isolated from, and subject to, economic, cultural and political sanctions by the international community. The country fully reestablished its links with the outside world following the 1994 elections. See “Republic of South Africa — International Relations.”

The following table sets forth the distribution of South Africa’s exports and imports of merchandise for the periods indicated.

Distribution of Merchandise Trade

	1999	2000	2001	2002	2003	2004(1)
Exports
United Kingdom	14,893	18,546	20,936	25,196	24,048	13,070
United States	16,463	24,979	19,265	24,221	28,891	15,208
Germany	12,968	16,208	15,732	18,214	18,353	10,175
Japan	11,154	16,764	10,811	15,350	23,671	13,030
Netherlands	6,023	6,904	9,388	12,308	11,346	5,813
Belgium	5,326	6,350	6,657	8,977	7,410	3,623
Italy	4,269	5,836	6,519	7,594	6,867	3,614
Zimbabwe	4,767	4,517	4,966	6,443	6,457	2,794
Taiwan Province of China	3,475	3,615	3,821	5,332	4,974	3,012

Total	161,444	207,913	215,248	265,691	273,127	140,411

Imports
Germany	21,592	24,880	32,228	41,889	38,345	19,353
United States	20,228	22,147	25,832	30,929	25,043	12,675
United Kingdom	14,090	16,104	18,197	24,613	22,438	9,985
Japan	11,435	14,839	14,686	18,850	18,193	9,869
China	5,011	6,935	9,087	14,051	16,599	9,608
Saudi Arabia	6,029	14,136	14,977	12,131	14,709	6,629
France	5,835	7,896	8,152	10,793	15,416	11,782
Italy	5,517	6,247	8,068	9,556	8,438	4,480
Australia	3,237	4,651	6,049	7,583	5,962	3,811
Taiwan Province of China	3,635	4,223	4,521	5,113	4,643	2,461

Total	147,340	188,058	215,441	265,948	256,978	142,456

(1)	Through June 2004. Not adjusted for balance of payments purposes.
Source: South African Revenue Service and South African National Treasury.

Balance of Payments

The following table sets forth the balance of payments for South Africa for the periods indicated.

Balance of Payments(1)

	1999	2000	2001	2002	2003	2004(8)
	(millions of rand)
Current account
Merchandise exports (f.o.b.)(2)	150,619	194,223	235,204	286,422	256,039	208,632
Net gold exports(3)	23,700	27,838	29,276	43,643	34,210	24,601
Service receipts	31,825	34,950	39,772	49,032	49,577	37,785
Income receipts	10,947	17,432	21,125	22,709	20,635	15,216
Less: Merchandise imports (f.o.b.)(2)	149,854	189,411	221,235	280,644	262,769	224,757
Less: Payments for services	35,183	40,346	44,887	55,987	56,588	43,916
Less: Income payments	30,548	39,456	53,300	52,109	46,167	35,141
Current transfers (net receipts)	(5,662)	(6,422)	(6,257)	(5,843)	(6,183)	(7,306)

Balance of current account	(4,156)	(1,192)	(302)	7,223	(11,246)	(24,886)
Capital transfer account (net receipts)	(378)	(359)	(256)	(162)	3	—
Financial account
Direct investment
Liabilities(4)	9,184	6,158	58,404	7,958	5,768	6,069
Assets(5)	(9,659)	(1,878)	27,359	4,195	(5,444)	(9,896)
Net direct investment	(475)	4,280	85,763	12,153	324	(3,827)
Portfolio investment
Liabilities	83,883	11,793	(24,000)	5,344	7,842	22,157
Assets	(31,537)	(25,628)	(43,626)	(9,619)	(958)	(1,632)
Net portfolio investment	52,346	(13,835)	(67,626)	(4,275)	6,884	20,525
Other investment
Liabilities	(9,322)	10,828	(10,226)	304	13,572	5,647
Assets	(10,034)	947	(12,324)	16,738	23,394	6,744
Net other investment	(19,356)	11,775	(22,550)	17,042	36,966	12,391

Balance of financial account	32,515	2,220	(4,413)	24,920	44,174	29,089
Unrecorded transactions(6)	(3,029)	5,008	11,568	5,166	18,902	31,321
Change in net gold and other foreign reserves owing to balance of payments transactions	24,952	5,677	6,597	37,147	51,833	35,524
Change in liabilities related to reserves(7)	(65)	(1,922)	13,571	(20,090)	1,911	3,960
SDR allocations and valuation adjustments	1,143	11,919	47,787	(36,647)	(22,207)	(17,983)
Net monetization (+) / demonetization (-) of gold	913	(563)	622	(563)	1,137	77
Change in gross gold and other foreign reserves	26,943	15,111	68,577	(20,153)	32,674	21,578
Change in capital transfer and financial accounts including unrecorded transactions	29,108	6,869	6,899	29,924	63,079	60,410

(1)	Data for the last four years is preliminary and subject to revision.
(2)	Published customs figures adjusted for balance of payments purposes.
(3)	Net foreign sales of gold plus changes in gold holdings of the South African Reserve Bank and other banking institutions.
(4)	Investment by foreigners in undertakings in South Africa in which they have individually or collectively in the case of affiliated organizations or persons at least 10% of the voting rights.
(5)	Investment by South African residents in undertakings abroad in which they have at least 10% of the voting rights.
(6)	Transactions on the current, capital transfer and financial accounts.
(7)	Liabilities related to foreign reserves include all foreign short-term liabilities of the South African Reserve Bank and short-term foreign loans to the Central Government by international organizations.
(8)	Through first three quarters of 2004.
Source: South African Reserve Bank.

     Current Account

From 1985 to 1993, South Africa recorded current account surpluses that funded large capital outflows. The surplus in the current account of the balance of payments reversed from R0.1 billion in 1994 to deficits thereafter, reaching a deficit of R13.1 billion, or 1.8% of GDP, in 1998. This figure reflected a response to the currency depreciation and the sharp rise in the value of merchandise imports. See “— Foreign Trade” above. The deficit in the current account narrowed to R4.2 billion in 1999, R1.2 billion in 2000 and R0.3 billion in 2001. Although South Africa recorded a current account surplus of R7.2 billion in 2002, the current account balance thereafter reversed to a deficit in 2003. A widening of the deficits in the services, income and current transfers categories was the principal cause of this deterioration in the current account balance. The current account recorded a deficit of R11.7 billion in the second quarter of 2003. The current account deficit (seasonally adjusted and annualized) subsequently grew to R12.8 billion in the third quarter of 2003, and then to R22.1 billion in the fourth quarter of 2003. The cumulative deficit in the current account was R11.2 billion in 2003, and deteriorated further to R24.9 billion in the first three quarters of 2004.

As a consequence of the depreciation of the rand, the value of merchandise exports rose by approximately 11.4% in 1999, 28.9% in 2000, 21.1% in 2001 and 21.8% in 2002. However, with the rapid appreciation of the rand in 2003, the value of merchandise exports decreased by 10.6% in 2003. On a quarter-to-quarter basis, merchandise exports grew by 7.2% in the third quarter of 2004. In particular, the value of exports in the category for vehicles and transport equipment increased as South African Airways relinquished ownership of some previously acquired aircraft in favor of a foreign operator lessor.

Following a decline of 7.2% in 1999, the value of net gold exports increased in 2000, 2001 and 2002. However, due to the appreciation of the rand, the value of net gold exports decreased by 21.6% in 2003 and by a further 6.0% in the first three quarters of 2004. While the volume of net gold exports declined from 2001 to 2002, the rise in the value of net gold exports during the same period is attributed to the increase in the price of gold, which rose from an average price of U.S.$290 per ounce in the first quarter of 2002 to U.S.$323 per ounce in the fourth quarter of 2002. The volume of net gold exports contracted further in 2003 and, despite an increase in the average fixing price of gold on the London market, the average realized price in rand terms declined from R3,256 per fine ounce in 2002 to R2,749 in 2003, a decrease of about 16%. In the first half of 2004, the value of gold exports declined by 6.5% to an annualized R33.0 billion, largely owing to a decrease of approximately 7.5% in the volume of gold exports.

With the increase in domestic expenditure, the demand for imported goods and services rose in the 1999-2002 period, with merchandise imports rising from R189.4 billion in 2000 to R221.2 billion in 2001, and to R280.6 billion in 2002. In 2003, the value of merchandise imports decreased to R262.8 billion, and in the first three quarters of 2004, the value of merchandise imports decreased further to R224.8 billion. Declining wholesale prices in South Africa’s main trading partners and an increase in the average effective exchange value of the rand resulted in a decline of approximately 6.5% in the average level of import prices between the first and second halves of 2003. With a parallel increase in import volumes, however, the value of imports remained stable over this period. The first half of 2004 recorded a robust increase in the value of imported goods, due to increases in oil prices and the appreciation of the rand.

The deficit in the services, income and current transfers accounts narrowed from R42.2 billion in 2002 to R38.7 billion in 2003. Higher tourism receipts contributed to this improvement in the country’s external account.

     Financial Account

The 1994 election marked the beginning of a reversal in the decade-long, steady net outflow of capital from South Africa. Following significant net inflows of capital in 1994 and 1995, increased uncertainty concerning the value of the rand caused the net inflow of capital (not related to reserves) to decrease in 1996. Net capital inflows were recorded in 1997 and in 1998. Strong portfolio investment in South Africa resulted in a R32.5 billion inflow of capital into the country in 1999, which was the highest recorded inflow of capital up to that year. Subsequently, a global reassessment of risk by international investors in emerging markets and heightened volatility in asset prices resulted in a deterioration in portfolio investment during 2000. The balance of the financial account recorded a substantially lower net inflow of R2.2 billion in 2000. In 2001, negative foreign investor sentiment worsened resulting in a net outflow of R4.4 billion. By the beginning of 2002, foreign investor sentiment had improved noticeably and, as the prices of domestic assets were at attractive levels following the decline in the exchange value of the rand, substantial capital inflows into the economy were restored, which resulted in a net inflow of capital of R24.9 billion being recorded.

The financial account of the balance of payments recorded a surplus of R44.2 billion in 2003. This surplus was primarily due to a strong inflow of portfolio investment capital in the first half of the year and record capital inflows in the latter half of the year. The financial inflow continued during the first half of 2004, recording a net inflow of R41.4 billion.

The following table sets forth capital movements into and out of South Africa for the periods indicated.

Capital Movements(1)

	1999	2000	2001	2002	2003	2004(8)
	(millions of rand)
Liabilities(2)
Direct Investment(3)	9,184	6,158	58,404	7,958	5,768	6,069
Public corporations	1,357	—	—	(383)	—	(6,059)
Banking sector	95	312	—	—	165	1,640
Private non-banking sector	7,732	5,846	58,404	8,341	5,603	10,488
Portfolio investment	83,883	11,793	(24,000)	5,344	7,842	22,157
Monetary authorities	—	—	—	—	—	—
Public authorities	28,777	(13,824)	(13,999)	10,231	3,899	1,915
Public corporations	2,380	(1,164)	(5,099)	(244)	(756)	(354)
Banking sector	4,329	20	4,128	(1,745)	(413)	738
Private non-banking sector	48,397	26,761	(9,030)	(2,898)	5,112	19,858
Other investments	(9,322)	10,828	(10,266)	304	13,572	5,647
Monetary authorities(4)	709	(592)	(46)	802	(564)	539
Public authorities	(1,645)	127	1,157	21,906	(1,975)	(2,145)
Public corporations	92	1,571	(3,709)	(680)	(394)	(3,427)
Banking sector	(5,772)	8,866	(6,416)	(16,676)	820	4,068
Private non-banking sector	(2,706)	856	(1,212)	(5,048)	15,685	6,612
Assets(5)
Direct investment(6)	(9,659)	(1,878)	27,359	4,195	(5,444)	(9,896)
Public corporations	(2,274)	—	—	—	—	—
Banking sector	(787)	—	10	—	—	—
Private non-banking sector	(6,598)	(1,878)	27,349	4,195	(5,444)	(9,896)
Portfolio investment	(31,537)	(25,628)	(43,626)	(9,619)	(958)	(1,632)
Monetary authorities	—	—	—	—	—	—
Public authorities	—	—	—	—	—	—
Banking sector	(506)	(1,595)	50	(344)	(90)	1,553
Private non-banking sector	(31,031)	(24,033)	(43,676)	(9,275)	(868)	(3,185)
Other investments(7)	(10,034)	947	(12,324)	16,738	23,394	6,744
Monetary authorities	38	(1)	(1)	3	7	60
Public authorities	—	—	(3,361)	(4,395)	(2,955)	(1,307)
Public corporations	(1,859)	132	102	(482)	1,405	(455)
Banking sector	(374)	(1,709)	(2,703)	(4,422)	(1,071)	(2,320)
Private non-banking sector	(7,839)	2,525	(6,361)	26,034	26,008	10,766

(1)	Identified capital movements.
(2)	A decrease in liabilities (outflow of capital) is indicated by parentheses.
(3)	Investment by foreigners in undertakings in South Africa in which they have individually (or collectively in the case of affiliated organizations or persons) at least 10% of the voting rights.
(4)	These transactions comprise only the liabilities of the Corporation of Public Deposits.
(5)	An increase in assets (outflow of capital) is indicated by parentheses.
(6)	Investment by South African residents in undertakings abroad in which they have individually (or collectively in the case of affiliated organizations or persons) at least 10% of the voting rights.
(7)	Including the long-term assets of the Reserve Bank and the Corporation of Public Deposits.
(8)	Through first three quarters of 2004.
Source: South African Reserve Bank.

The following table sets forth total foreign direct investment by South African entities and total foreign direct investment in South Africa by foreign entities for the periods indicated.

Foreign Direct Investment

	1998	1999	2000	2001	2002	2003
	(millions of rand)
South African foreign direct investment
Europe	138,842	176,621	208,937	193,323	142,819	137,356
Africa	9,386	9,971	12,265	14,031	13,340	15,837
Americas	6,466	10,937	16,474	16,508	22,625	16,966
Asia	1,553	1,272	1,671	3,698	4,301	3,510
Oceania	1,138	4,232	5,241	3,856	6,796	6,807
Other	—	3	65	—	30	31

Total	157,385	203,036	244,653	231,416	189,911	180,507

Foreign direct investment in South Africa
Europe	65,659	288,042	292,632	332,336	211,208	245,823
Americas	15,452	19,052	22,852	22,414	25,139	32,047
Asia	9,320	8,746	10,154	10,740	13,872	20,480
Africa	794	1,769	2,279	5,049	5,468	4,659
Oceania	509	907	548	156	150	429
Other	127	114	394	—	—	—

Total	91,862	318,630	328,859	370,695	255,837	303,438

Source: South African Reserve Bank.

Foreign direct investment assets increased by R2.1 billion and R3.3 billion in the first half and the second half of 2003, respectively, as South African businesses acquired interests in offshore companies. In the first half of 2004, a R9.3 billion outflow of capital was recorded partly due to the acquisition by a South African gold-mining company of a foreign gold-mining company.

Foreign Debt Arrangements

South Africa’s external debt increased during the first half of the 1980s from $16.9 billion in 1980 to $24.3 billion at the end of 1984. In rand terms, this trend was exacerbated by the decline in the external value of the currency during this period, and as a result the rand value of the foreign debt increased from R12.6 billion in 1980 to R48.2 billion in 1984, coinciding with a marked rise in the amount of short-term debt. Of South Africa’s total external debt, amounting to the equivalent of $23.7 billion in 1985, approximately $15 billion was repayable within 15 months.

Although the total external debt in 1985 was not excessive by international standards, the build-up of short-term debt, combined with political and social developments in South Africa and increasing pressure by international banks on South Africa, created a major liquidity crisis and caused further downward pressure on the exchange rate of the rand. In late August 1985, the South African authorities announced that the foreign exchange markets and the Exchange would close for three days. In September 1985, the Minister of Finance announced that the financial rand mechanism, which had been abolished in 1983, was to be reintroduced (see “The Monetary and Financial System — Exchange Controls”) and that repayments of certain “affected” indebtedness to foreign creditors would be prohibited during the last four months of 1985 (the “Standstill”). Of South Africa’s total outstanding external debt of $23.7 billion at August 31, 1985, $13.6 billion was defined as “affected” debt. The balance, $10.1 billion, was not affected by the Standstill. The Standstill did not apply to payments for normal current transactions and specifically excluded payments on certain categories of foreign debt, namely: (i) bonded debt issues, (i.e., bonds quoted on foreign stock exchanges and notes privately placed); (ii) debts payable to international organizations; (iii) debts guaranteed by foreign governments or their export agencies; (iv) foreign debt commitments of the South African Reserve Bank; (v) outstanding amounts due from domestic importers to foreign suppliers for goods and services rendered after the start of 1985 in South Africa; and (vi) new loans granted by non-residents to residents after the beginning of September 1985. Both interest payment and capital repayment obligations related to these debts were not affected by the Standstill (the “non-affected debt”), and all such obligations in respect of public debt have been fully met. In December 1985, the Standstill on affected debt was extended to the end of March 1986 in order to negotiate an agreement with creditor banks.

In March 1986, the First Interim Debt Arrangement was agreed. It provided for the extension of the standstill on repayment of affected debt, which totaled $13.6 billion, until June 1987 but provided for the continued payment of interest on the affected debt at an approved rate and also for the repayment of 5% of the principal of certain affected debt that matured before June 1987. Such repayments amounted to approximately $500 million. Under the terms of this First Interim Debt Arrangement, foreign creditors with maturing debt could agree with the South African debtor to roll over or extend the loan, sell the existing debt, arrange the assumption of the debt by another South African debtor or have the loan amount, upon maturity, deposited into a special restricted account with the Public Investment Commissioners (PIC), a non-banking financial institution entrusted with the administration of a wide range of public sector funds. In the event that a South African debtor and its foreign creditor were unable to agree on one of these options, the South African debtor was obliged to pay the principal amount of the affected debt into a restricted account with the PIC, which then assumed the debt and was obligated to repay it in accordance with the terms of the First Interim Debt Arrangement. If the foreign creditor could subsequently procure a new South African debtor, the PIC would release the relevant amount to such debtor, but such amount would remain affected debt. The arrangement also afforded creditors the option to convert affected debt into three-year medium-term loans, subject to approval by the exchange control authorities, and any debt so converted would cease to be affected debt. By August 1991, all loans approved under this option ($649 million) had been repaid.

In March 1987, a Second Interim Debt Arrangement extended the standstill on affected debt of $13.9 billion to June 1990 and made provision for the periodic repayment of up to 13% of the declining balance of affected debt with maturity dates up to June 1990. Total repayments during this period amounted to approximately $1.5 billion. An option to convert affected debt into non-affected long-term loans repayable over nine and a half years was also included. More than $4 billion was converted. The Second Interim Debt Arrangement enabled South

Africa to permit affected debt to be utilized for investment in South African enterprises or property.

In October 1989, a Third Interim Debt Arrangement extended the standstill on affected debt of $7.3 billion to December 1993 and made provision for the periodic repayment of up to 20.5% of the declining balance of affected debt with maturity dates up to December 1993. This arrangement provided an option to convert short-term affected debt into long-term non-affected loans of at least ten years’ maturity. The Third Interim Debt Arrangement also enabled South Africa to permit affected debt to be utilized for investment in South African enterprises or property.

In September 1993, agreement was reached with South Africa’s foreign creditor banks for a final rescheduling of the remaining amount of $4.4 billion of affected debt. In accordance with this final debt arrangement, the remaining balance was repaid to creditors in full in semi-annual installments from February 1994 through August 2001.

The final debt arrangement permitted the conversion of short-term affected debt into non-affected debt provided that the new debt had a maturity of at least eight and a half years and was repayable in not fewer than 10 equal semi-annual installments, the first of which was payable no earlier than four years from the date of conversion. It also permitted the conversion during 1994 of affected debt owing by the PIC into non-affected dollar denominated notes issued by the PIC, payable in one amount on maturity nine years from the date of issuance. The final debt arrangement also enabled South Africa to permit affected debt to be utilized for investment in South African enterprises or property.

Affected debt was further reduced by conversion into longer-term non-affected debt and by debt-for-equity swaps. Between August 1985 and December 2003, non-affected foreign currency-denominated debt increased from $10.1 billion to $27.3 billion.

Since August 1985, payments of both principal and interest have been fully met on both affected and non-affected debt; in the case of non-affected debt, pursuant to the terms of original contractual obligations and in the case of affected debt, pursuant to the terms of the four interim debt arrangements. South Africa repaid the affected debt in full in August 2001 and the Debt Standstill Regulations were repealed in November 2001. Valued at the exchange rates at August 31, 1985, the outstanding amount of affected debt at the time of the special arrangements in September 1985 was reduced by $13.6 billion under the Interim and Final Debt Arrangements.

From the end of 1985 to the end of 2003, South Africa’s total foreign debt (including debt owed by both the National Government and private debtors), expressed as a percentage of GDP, decreased from 41.4% to 22.4% and, expressed as a percentage of the country’s exports of goods and services, decreased from 126.1% to 77.9%. See also “National Government Debt — Debt Record.”

The following table sets forth total foreign currency-denominated debt of South Africa for the periods indicated.

Foreign Currency-Denominated Debt of South Africa(1)

	1998	1999	2000	2001	2002	2003	2004(5)
	(millions of rand)(2)
Affected debt
Public sector	6,952	4,647	2,793	—	—	—	—
Monetary sector(3)	791	554	431	—	—	—	—
Non-monetary private sector	5,914	3,939	2,460	—	—	—	—

Total affected debt	13,657	9,140	5,684	—	—	—	—
Other foreign-currency-denominated debt
Public sector	20,856	19,738	28,487	36,452	43,281	32,893	28,877
Monetary sector(3)	51,518	50,402	62,650	107,712	54,805	39,036	43,652
Non-monetary private sector	30,053	35,821	47,885	72,505	50,978	45,805	39,638
Bearer bonds and notes	25,768	29,635	41,966	72,481	67,480	64,235	59,705
Long-term loans(4)	4,531	2,407	1,483	1,487	260	53	—

Total other foreign-currency-denominated debt	132,726	138,003	182,471	290,637	216,804	182,022	171,872
Total foreign-currency-denominated debt	146,383	147,143	188,155	290,637	216,804	182,022	171,872

(1)	Excluding blocked rand accounts, ordinary and non-redeemable preference shares, quoted domestic debentures and quoted domestic loan stock.
(2)	Valued at middle-market exchange rates as of the end of period.
(3)	Including lending to other sectors.
(4)	Debt converted to long-term debt outside the standstill net.
(5)	For the period to June 2004.
Source: South African Reserve Bank.

Reserves and Exchange Rates

South Africa has had a unitary market-determined exchange rate that applies to both current and capital transactions between residents and non-residents since the abolition of the financial rand and the dual exchange rate in 1995.

The nominal effective exchange rate of the rand fluctuated in 1999, weakening substantially in the first half of 1999 while appreciating somewhat in the second half, resulting in a decline of 1.3% for the full year. Events in other parts of Southern Africa and a substitution by international investors of commodity-related assets in favor of other assets resulted in a decline of 6.5% in the weighted exchange rate of the rand from the end of December 1999 to June 2000, and a decline of 7.1% from the end of June 2000 to December 2000. Concern about the possible impact of rising oil prices on global growth prospects contributed to increased volatility in international currency and securities markets as investors became increasingly risk-averse toward the end of 2000.

A strong improvement in the overall balance of payments, and news of the restructuring of De Beers and the consequent inflow of foreign capital into South Africa, brought an end to this decline in the second quarter of 2001 as the nominal effective exchange rate strengthened by 1.2% in this quarter. The rand once again fell in July and August 2001, partly due to the political crisis in Zimbabwe and the related increased fear of spill-over effects on the South African economy. Concern among international investors about developments in emerging markets in general weighed heavily on the external value of the rand during the third quarter of 2001. This aggravated the effects of the demand for foreign exchange to finance a deficit in the current account of the balance of payments during the third quarter of 2001. The pace of decline in the exchange rate accelerated further when exporters delayed the repatriation of their export proceeds in anticipation of a decline in the exchange value of the rand. Importers, in turn, advanced the payment of their external commitments. The nominal effective exchange rate of the rand declined by 13.6% from the end of the second quarter of 2001 to the end of the third quarter. On balance, this was the largest quarter-on-quarter decline in the trade-weighted value of the rand since the emerging-market crisis of 1998. The terrorist attacks on the United States heightened volatility in the domestic foreign exchange market even further during September 2001. In the fourth quarter of 2001, the global economic slowdown began to have an impact on South Africa, with the exchange rate absorbing the major part of the adjustment, resulting in the rand depreciating by approximately 37% against the U.S. dollar. Investor wariness of emerging market assets resulting from the debt default in Argentina, depressed commodity prices globally and the deteriorating political situation in Zimbabwe contributed to the weakening of the rand. As a result, the rand depreciated to R13.00 per dollar as of December 20, 2001.

Following this significant depreciation of the rand, President Mbeki established a commission of inquiry, headed by Judge Myburgh, to investigate the role various foreign exchange transactions may have played in such depreciation and whether there was any unlawful conduct. In response to risks of contagion effects in the Southern African region along with the chance of a rise in interest and inflation rates, increased focus has been also placed on the strengthening of the enforcement of exchange control regulations. The rand strengthened in the first few months of 2002 before again weakening in the third quarter as investor uncertainties about both mature and some emerging markets contributed towards a net withdrawal of foreign portfolio capital. Other developments weighing on the external value of the rand in 2002 included events in Zimbabwe and the initial lack of clarity regarding the terms of the mining industry empowerment charter. The National Government’s restatement of its commitment to restructuring state assets and the depreciation of the U.S. dollar against major international currencies lent support to the recovery of the rand in the final months of 2002. The rand’s value appreciated considerably in 2002, and at December 31, 2002, was up 24.2% from its level on December 31, 2001.

Although the political and economic crisis in Zimbabwe worsened, the rand’s value continued to appreciate in 2003 in part as a result of rising foreign-currency prices of South Africa’s main export commodities, the devaluation of the U.S. dollar and the positive interest rate differential between South Africa and its main trading partners. At December 31, 2003, the rand had strengthened by 16.2% from its level at December 31, 2002. As of November 2004, the external value of the rand appreciated by 10.2% compared to the end of 2003, despite the net deficit on the current account of the balance of payments during the first two quarters of the year.

The following table sets forth, for the periods indicated, the exchange rate of the rand per U.S. dollar.

Rand
(against the U.S. dollar)

Year	High	Low	Average	At Period End
1999	5.6775	6.2700	6.1131	6.1548
2000	6.0593	7.8453	6.9353	7.5683
2001	7.4822	13.0028	8.6031	12.0862
2002	8.6580	12.5359	10.5165	8.6580
2003	6.2577	9.0398	7.5647	6.6558
2004(1)	5.7945	7.5197	6.5152	5.7945

(1)	For the period through November 2004.
Source: South African Reserve Bank.

Change in Reserves

During 1999, the return of stability to the south-east Asian financial markets as well as the international rescue package that was arranged for Brazil, helped to improve investor sentiment toward emerging markets in general and toward South Africa in particular. The country’s net gold and other foreign reserves increased by R25.0 billion in 1999, the highest increase ever recorded in any calendar year up to that year. South Africa’s net international reserves increased further by R5.7 billion in 2000 and R6.6 billion in 2001. Cumulatively, the country’s net international reserves rose by R37.1 billion in 2002, by a further R51.8 billion in 2003 and by a further R35.5 billion in the first nine months of 2004. South Africa’s gross gold and other foreign reserves increased from U.S.$12.6 billion at the end of December 2001, to U.S.$15.4 billion at the end of December 2002, to U.S.$24.9 billion at the end of December 2003, and to U.S.$29.1 billion at the end of September 2004. Expressed in rand terms, the gross gold and other foreign exchange reserves declined from R152.8 billion at the end of December 2001 to R132.6 billion at the end of December 2002 and increased to R165.3 billion at the end of December 2003 and to R186.9 billion at the end of September 2004. Import cover improved to 17 weeks’ worth at the end of 2002, 23 weeks’ worth at the end of 2003 and remained roughly unchanged at the end of the third quarter in 2004.

Short-term credit facilities utilized by the South African Reserve Bank remained unchanged at R20.8 billion from the end of March 2001 to the end of July 2001, at which time the Reserve Bank and the National Treasury announced the successful conclusion of a three-year syndicated loan facility to the value of U.S.$1.5 billion. The National Treasury participated as a potential co-borrower for the credit facility. The South African Reserve Bank was the initial borrower, with the National Treasury reserving the right to assume the role of borrower for the whole or part of the loan at a later stage. Valued in dollar terms, the short-term credit facilities utilized by the South African Reserve Bank rose from U.S.$2.6 billion at the end of December 2000 to U.S.$4 billion at the end of September 2001, but remained unchanged during the fourth quarter of 2001. These liabilities declined steeply in January 2002 when the National Treasury assumed responsibility for repaying the three-year syndicated loan facility. Outstanding short-term credit facilities utilized by the South African Reserve Bank amounted to U.S.$3.5 billion at the end of September 2004. From the end of

December 2000 to the end of September 2004, the value of the South African Reserve Bank’s gross gold and other foreign reserves increased from U.S.$7.5 billion to U.S$12.2 billion.

The following table sets forth the gold and foreign exchange reserves of South Africa in each of the periods indicated.

Foreign Exchange Reserves

							As of
	At December 31,						September 30,
	1998	1999	2000	2001	2002	2003	2004
	(millions of rand)
South African Reserve
Bank Gold reserves(1)	6,059	6,276	10,982	17,302	14,990	9,799	9,455
Foreign Exchange Reserves
SDRs(2)	1,087	1,771	2,192	3,389	2,607	2,190	2,101
Other(3)	24,436	37,322	43,831	69,900	48,380	40,916	66,686

Total	31,582	45,369	57,005	90,591	65,977	52,905	78,242
Rest of Monetary Sector(3)	10,573	23,729	27,201	62,192	66,653	112,399	108,640
National Government(3)(4)	8	8	11	11	11	11	11

Gross gold and other foreign reserves	42,163	69,106	84,217	152,794	132,641	165,315	186,893

(1)	Gold reserves are valued at 90% of the last 10 London fixing prices preceding end of period.
(2)	Special Drawing Rights.
(3)	Non-gold reserves are valued at the middle market exchange rate applicable at end of period.
(4)	Including both the reserve and super reserve tranche position in the International Monetary Fund.
Source: South African Reserve Bank.

PUBLIC FINANCE

Background

South Africa’s public finances are organized into three levels: the National Government, provincial governments and local governments, the latter two of which are generally funded, except as described below, by transfer payments from the National Government and from their own revenue collections. Together with various extra-budgetary accounts and institutions, these three levels of government comprise the general government. Recent developments in respect of the South African Government’s public finances can be divided into two phases: a transitional period following the 1994 change of government in which the former regional authorities (the former TBVC states, formerly self-governing territories and the four former provincial administrations) were phased out and the new provincial authorities phased in and the present period of full implementation and effectiveness of the Constitution.

In 1995, the accounts of the former TBVC states, the formerly self-governing territories and the four former provincial administrations, which had previously been consolidated with the budget of the National Government, were closed and with effect from the 1995-1996 fiscal year, the nine provincial governments took responsibility for their own budgets and financial administration. Although the budgetary system involves devolution of expenditure and revenue-raising authority to the nine provincial governments, the National Government exercises budgetary control over these governments and prepares a standardized set of accounts for use by all levels of government. More than 90% of expenditure at provincial levels is financed out of revenues collected nationally. A framework for ensuring an equitable division to local government was introduced in 1998 and Provinces receive agreed shares of nationally collected revenue.

Local governments have gone through similar stages of transformation, starting with the transitional phase from the 1995 elections to December 2000 and continuing into the present phase, which began with the newly demarcated municipalities following the December 2000 local government elections. The transformation was aimed at making municipalities more accountable, financially stable and able to deliver critical services to all citizens. Changes include a reduction in the number of municipalities (from 843 to 284) and a concomitant increase in average size.

General government finances in South Africa represent a consolidation of the following: the budget of the National Government or the National Budget; the budgets of the nine provincial governments; extra-budgetary accounts and funds; social security funds; and the budgets of local authorities. The provincial governments are referred to in this document as the “Provincial Governments.” The National Government and the Provincial Governments are jointly referred to in this document as the “Consolidated Government.” The budgets of the National Government and the Provincial Governments are jointly referred to in this document as the “Consolidated Budgets.” The Consolidated Budgets include transfer payments to extra-budgetary accounts and funds, social security funds, universities and polytechnics and local governments, but the Consolidated Budgets do not constitute a consolidation of the budgets of these entities. Municipalities, universities and polytechnics and various extra-budgetary funds derive substantial shares of their revenue from fees and charges or other sources and do not contribute significantly to the public sector borrowing requirement. Thus, the Consolidated Budgets present the more relevant measure of government finances in South Africa.

The Unemployment Insurance Fund (UIF) and the Workmen’s Compensation Fund (social security funds) are substantially self-funding and traditionally have not required significant National Government support. In 2001, the Minister of Labour tabled legislation to strengthen the administration of the UIF, target benefits more effectively to the poor, and extend the coverage of the fund. In the 2001 Adjusted Estimates, R605 million was allocated to the UIF in order to address its outstanding financial debt to the Department of Labour for salary expenses and the Fund’s persistent deficits. In further assistance of the UIF, R720 million was allocated to it over the 2002-2003, 2003-2004 and 2004-2005 fiscal years on the condition that a turnaround strategy be implemented to render the UIF financially viable. In March 2003, the fruits of the turnaround strategy were borne when the UIF registered a surplus of R2.7 billion. The UIF continues to register a surplus and, in the 2004-2005 fiscal year, the UIF is projected to record a surplus of R3.5 billion. The UIF estimates that it will require a R7.4 billion surplus (to be accumulated over a four year period), in order to ensure its financial sustainability over the medium to long term.

The borrowing powers of provincial and local governments are regulated by law. Provinces and municipalities generally may borrow for capital projects only. Provinces are currently not permitted to borrow abroad without National Treasury approval.

Under the Constitution, provinces have their own limited taxing powers and they are responsible for preparing budgets and for their own financial management. Provinces receive agreed shares of nationally collected revenue and a framework for ensuring an equitable division to local government was introduced in 1998. Legislation adopted in 1998 required the establishment of a National Treasury, the introduction of generally recognized accounting practices and uniform treasury norms and standards, the prescription of measures to ensure transparency and expenditure control in all spheres of government, and the establishment of operational procedures for borrowing, guarantees, procurement and oversight over various national and provincial revenue funds. In addition, in an attempt to stabilize provincial budgetary spending, this legislation provided that penalties could be imposed for overspending.

New legislation aimed at regulating local government spending, known as the Municipal Finance Management Act, took effect in February 2004.

The Constitution provides that the provincial and local governments are entitled to such percentages of nationally raised revenue as may be determined by Parliament (allocated among the provinces on an equitable basis) of all nationally collected revenue. This nationally collected revenue, together with other allocations or grants from National Government, the provinces’ own revenue collections, unspent balances from previous fiscal years and proceeds from loans for capital outlays, finance the budgets of the Provincial Governments. The Constitution provides for the assignment of taxation powers to provinces within a national, regulated framework that is intended to ensure that all taxes are consistent with national economic policy. The Provincial Tax Regulation Process Act of 2001 provides a framework through which provinces can introduce and collect certain fees and taxes. These include automobile license and traffic fees, hospital fees, gambling fees and other user charges and levies. The Financial and Fiscal Commission, a constitutionally established body, has the responsibility of monitoring and overseeing intergovernmental fiscal relations. Additionally, in November 1997, the Intergovernmental Fiscal Relations Act, which established the Budget Council and the Budget Forum to consider intergovernmental budget issues, was enacted.

The structure of the local government equitable share formula, which was first introduced in the 1998-1999 National Budget, was revised for the 2003-2004 National Budget, by the addition of two new components. Provision for the allocation of funds for free basic services and free basic electricity was added, reflecting the primary purpose of the equitable share formula and the National Government’s commitment to extend basic services to low-income households at affordable costs. The local government equitable share increased from R4.9 billion in the 2002-2003 fiscal year to R7.4 billion in 2003-2004 and is projected to increase to R10.4 billion in the 2006-2007 fiscal year, as subsidizing services to low-income households gains prominence in government policy. While municipalities perform the central role in implementing the free basic services commitment, transfers from the National Government provide a significant portion of the financial resources necessary to do so.

Since 1997, there has been little long-term net lending from the private sector to local governments. In an effort to stimulate the municipal debt market in 2000, the National Government, adopted the Policy Framework for Local Government Borrowing and Financial Emergencies to ensure a clear and predictable legal and regulatory environment for effective and efficient local government borrowing in the capital markets. In 2004 the City of Johannesburg issued two bonds, raising a total of R2 billion.

The Public Finance Management Act, adopted in 1999, regulates the National Government’s financial administration and delineates the various roles of the National Treasury, the Minister of Finance (as head of the National Treasury), the National Revenue Fund, accounting officers, auditors, executive authorities, public entities and other governmental officials. This legislation also addresses, among other things, regulation of loans, guarantees and other commitments as well as penalties for financial misconduct. The legislation calls for the creation of an accounting standards board to set standard accounting procedures.

The National Budget Process

The South African Government’s fiscal year ends on March 31 of each year. The Cabinet conducts the preparation of the National Budget, with the assistance of a Ministers’ Committee on the Budget. The National Treasury is responsible for the macroeconomic and fiscal framework within which the budget is constructed and also coordinates the preparation of expenditure estimates.

The Treasury Committee of the Cabinet, comprised of the Deputy President, the Minister of Finance, the Deputy Minister of Finance, the Minister of Trade and Industry, and the Minister of Labour, assists the Cabinet in evaluating additional expenditure requests that arise during the course of a budget year and seeks to ensure prudent fiscal management. In order for the Treasury Committee to approve an additional expenditure request, the expenditure must be deemed to be unforeseen and unavoidable. A contingency reserve is set aside in each budget to deal with such requests.

The Minister of Finance presents the National Budget to Parliament in February or March of each year, with provincial treasuries separately presenting their budgets shortly after the National Budget is proposed. Since the presentation of the 1998-1999 National Budget, Parliament has been presented each year with a set of three-year spending plans, but is asked to vote on only the budget for the coming year. Each year’s National Budget is based on certain key economic assumptions regarding, among other things, GDP growth, inflation, employment growth, taxable income, private consumption expenditure, government consumption expenditure, imports and investment. In addition to presenting expenditure estimates to Parliament, the Minister of Finance is responsible for estimating the revenue that existing taxes and tax rates will raise and for proposing tax amendments, if any. The National Budget then takes the form of an appropriations bill authorizing National Government expenditures. The appropriations bill originates in the National Assembly and then goes to the Standing Committee on Finance of the National Assembly before being debated and finally passed by both houses of Parliament toward the end of the Parliamentary session.

The Minister of Finance is required to indicate each year how the expected deficit between National Budget expenditure and revenue is to be financed (or how any surplus is to be applied). The annual National Budget financing requirement is principally met through the issue of long-term fixed-rate National Government debt in the domestic capital market. The South African bond market is well-developed and highly liquid, and has attracted considerable foreign investor interest in recent years. The National Government also borrows from time to time on foreign capital markets, in which case the interest due and final repayment must be repaid in foreign currency.

In the course of each fiscal year, government departments and other spending agencies are held to the spending plans approved in the National Budget by a system of expenditure controls under the direction of the Department of State Expenditure. Changes in departmental allocations are made by Parliament in an Adjustments Budget toward the end of the fiscal year. Subsequently, audits of all government accounts provide Parliament and the public with verification of the uses to which public funds have been put. The auditor-general, a constitutionally independent official, supervises this auditing process. Accountability is further promoted by the breakdown of expenditures into “votes” for particular government departments, whose directors-general are the accounting officers responsible for these monies. Further breakdowns into departmental programs and into so-called standard items (for example, personnel, administrative expenditure and equipment) serve to indicate in more detail the commitment of funds to defined purposes.

As in the case of the National Budget, the budgets of the Provincial Governments have been accompanied by three-year expenditure projections since the 1998-1999 fiscal year. This medium-term expenditure framework is intended to illustrate forward trends in expenditure priorities and to provide a firmer foundation for fiscal planning and review purposes.

2004-2005 National Budget and Consolidated Budgets

     2004-2005 National Budget

In February 2004, the South African Minister of Finance submitted the 2004-2005 National Budget to Parliament.

The 2004-2005 National Budget and the three-year Medium-Term Expenditure Framework (MTEF) estimates continue the expansionary fiscal stance initiated in 2001 and give effect to such budgetary priorities as marked acceleration in spending on social services, infrastructure development, job creation, developing human resources, ensuring the safety and security of the state and citizenry broadening access to economic opportunities and ensuring support for local development.

The 2004-2005 National Budget allocates R181.1 billion to the nine provincial governments, each of which has responsibility for developing its own budget and financial administration within the constraints of national fiscal policy. Although the 2004-2005 National Budget continues the process of devolution of expenditure and revenue-raising authority to the provincial governments, the National Government exercises budgetary control over these governments and has prepared standardized sets of accounts for use by all levels of government.

The National Government estimates that total budgetary revenues for the 2004-2005 fiscal year will amount to R327.0 billion. National Budget expenditure for the 2004-2005 fiscal year is estimated at R368.9 billion, which is a 12.2% increase from the 2003-2004 fiscal year revised estimate of R328.7 billion. Consequently, a main budget deficit of R41.9 billion, or 3.1% of GDP, is forecast, as compared with a deficit of R29.3 billion, or 2.4% of GDP, in fiscal year 2003-2004. A net borrowing requirement of R46.2 billion is expected, which contemplates anticipated proceeds from the restructuring of state owned entities and premiums of the issuance of bonds in the amount of R2.7 billion. Debt reduction and the lower borrowing requirements achieved through state asset restructuring since 1998 has reduced significantly the anticipated growth of debt interest costs. At the end of fiscal year 2004-2005, National Government debt is estimated to be 37.1% of GDP, up from 36.7% in 2003-2004.

In January 2001, South Africa’s source-based income tax system was replaced with a residence-based income tax. Under this regime, South African residents are taxed on their income, irrespective of where in the world that income is earned. The residence-based income tax system broadens the tax base, ensuring that all South African residents contribute to the cost of providing public goods and services according to their ability to pay. A capital gains tax was introduced in April 2001 and became effective in October 2001.

Tax reforms introduced in 2004-2005 include personal income tax relief, a suspension of tax on share transfers to employees so as to encourage broad-based employee participation in companies, tax relief for infrastructure and related expenses incurred on public works projects, an increase in the interest exemption, the abolishment of VAT on certain consumer goods and a decrease in fuel tax for primary producers.

On November 19, 2003, the Cabinet announced the approval of an operational plan for comprehensive treatment and care for HIV and AIDS, implementation of which began in the first half of 2004. As part of the operational plan and in addition to the main budget allocation of R8.8 billion for healthcare, the 2004-2005 National Budget earmarked R2.1 billion to help reinforce the health care system in its struggle to prevent and treat HIV and AIDS. The most notable feature of the operational plan is the provision of free anti-retroviral drugs to all South Africans who require them. See “Republic of South Africa — HIV and AIDS.”

     2004-2005 Consolidated Budgets

The amounts reflected in the budget votes of the national departments whose functions are partially devolved to the provinces do not illustrate total allocations to such functions. By contrast, Consolidated Budgets present a more relevant measure of trends and priorities in government finances in South Africa, particularly in the socio-economic field, and hence the tables and discussion below focus on this measure of government expenditure. See “Public Finance—Background.”

The estimated 2004-2005 Consolidated Budgets expenditure of R386.3 billion represents 29.0% of GDP and 9.9% more than the revised 2003-2004 estimate. The deficit on the consolidated national budget is lower than that in the main budget due to significant surpluses of approximately R3 billion a year in the social security funds, primarily attributable to the surpluses of the Unemployment Insurance Fund.

The estimated 2004-2005 Consolidated Budget continues to build on policy priorities established in 2001, with a special emphasis on growth-enhancing spending as well as spending programs that target the poor and vulnerable groups. Growth in all categories of social services spending, which account for 59% of non-interest spending, reflects the Government’s commitment in improving the social well being of South Africans.

Education remains the largest category of expenditure followed by welfare and social security services. Healthcare expenditure is also very significant and will become more so as the operational plan for the comprehensive treatment and care of HIV and AIDS is fully implemented. Economic services spending has also accelerated and remains an important feature of the Consolidated Budget in 2004-2005.

Consolidated Government Expenditure(1)

	1999-2000		2000-2001		2001-2002		2002-2003		2003-2004		2004-2005
	Estimated	% of	Estimated	% of	Estimated	% of	Estimated	% of	Revised	% of	Budget	% of
	Outcome	total	Outcome	total	outcome	total	outcome	total	estimate	total	Estimate	total
	(millions of rand and percentage of total)
General government services and unallocable expenditure(2)	13,290.5	7.5%	15,176.0	7.7%	17,720.0	7.9%	19,809.1	7.5%	23,483.2	7.7%	23,987.0	7.2%
Protection services	35,669.1	20.0%	40,727.1	20.7%	47,261.8	21.0%	53,900.0	20.5%	58,327.3	19.2%	63,246.5	19.0%
Defense and intelligence	12,021.2	6.7%	15,351.4	7.8%	17,577.3	7.8%	20,787.5	7.9%	22,366.0	7.4%	23,089.0	6.9%
Police	15,164.9	8.5%	16,390.4	8.3%	18,526.3	8.2%	20,741.5	7.9%	23,127.1	7.6%	25,668.9	7.7%
Prisons	5,418.8	3.0%	5,787.5	2.9%	6,888.0	3.1%	7,478.5	2.8%	7,898.7	2.6%	8,833.8	2.7%
Justice	3,064.1	1.7%	3,197.8	1.6%	4,270.2	1.9%	4,892.5	1.9%	4,935.6	1.6%	5,654.8	1.7%
Social services	107,843.4	60.5%	116,984.2	59.4%	129,497.7	57.6%	151,916.2	57.6%	177,330.0	58.3%	196,685.8	59.0%
Education	47,323.4	26.6%	51,256.1	26.0%	55,506.3	24.7%	61,986.6	23.5%	69,824.2	23.0%	75,862.2	22.8%
Health	25,472.7	14.3%	28,148.4	14.3%	31,325.9	13.9%	35,068.8	13.3%	39,676.6	13.0%	42,586.4	12.8%
Social security and welfare	26,494.3	14.9%	28,654.1	14.6%	32,653.4	14.5%	42,090.3	16.0%	51,486.2	16.9%	59,935.5	18.0%
Housing	3,797.8	2.1%	4,073.6	2.1%	4,234.0	1.9%	5,321.0	2.0%	5,651.7	3.5%	6,339.5	1.9%
Community development	4,755.2	2.7%	4,852.1	2.5%	5,778.0	2.6%	7,449.4	2.8%	10,691.4	3.5%	11,962.1	3.6%
Economic services	21,423.3	12.0%	23,955.6	12.2%	30,369.2	13.5%	37,933.2	14.4%	44,999.6	14.8%	49,411.5	14.8%
Water schemes and related services	2,859.8	1.6%	3,437.1	1.7%	3,952.7	1.8%	4,782.2	1.8%	5,832.4	1.9%	6,149.5	1.8%
Fuel and energy	339.8	0.2%	651.4	0.3%	1,318.0	0.6%	2,173.9	0.8%	2,264.1	0.7%	2,460.6	0.7%
Agriculture, forestry and fishing	3,930.2	2.2%	4,163.9	2.1%	4,779.4	2.1%	5,227.0	2.0%	6,635.9	2.2%	7,109.2	2.1%
Mining, manufacturing and construction	1,175.7	0.7%	1,174.6	0.6%	1,162.6	0.5%	1,228.8	0.5%	1,506.2	0.5%	2,052.6	0.6%
Transport and communications	8,679.1	4.9%	9,155.1	4.7%	11,861.5	5.3%	14,260.7	5.4%	16,284.8	5.4%	17,328.8	5.2%
Other economic services(3)	4,438.8	2.5%	5,373.6	2.7%	7,295.0	3.2%	10,260.5	3.9%	12,476.2	4.1%	14,310.7	4.3%

Subtotal: Votes and statutory amounts	178,226.3	100.0%	196,842.9	100.0%	224,848.7	100.0%	263,558.4	100.0%	304,140.1	100.0%	333,330.7	100.0%
Contingency reserve	—	—	—	—	—	—	—	—	—	—	2,500.0	—
Total non-interest expenditure	178,226.3	—	196,842.9	—	224,848.7	—	263,558.4	—	304,140.1	—	335,830.7	—

Interest	44,289.7	—	46,320.9	—	47,580.7	—	46,807.7	—	47,326.0	—	50,432.0	—
Total consolidated expenditure	222,516.0	—	243,163.7	—	272,429.5	—	310,366.2	—	351,466.1	—	386,262.7	—

Note: Numbers may not total due to rounding.
(1)	Comprises National Government, Regional Governments (including the former TBVC states and formerly self-governing territories) as well as transfers to extra-budgetary accounts and funds, social security funds, universities and polytechnics and local governments.
(2)	Mainly general administration, cost of raising loans and unallocable capital expenditure. Includes cultural, recreational and sport services as of 2001-2002. (3) Includes export trade promotions, tourism and labor.
(3)	Includes export trade promotions, tourism and labor.
Source: South African National Treasury.

During the past decade, growth in Consolidated Government expenditure has exceeded both nominal GDP growth and population growth in South Africa due to the occurrence of various extraordinary items. In 1992-1993 and 1993-1994, public sector borrowing amounted to approximately 10% of GDP. These extraordinary items have included the costs of early retirement offers to former civil servants, losses incurred by the South African Reserve Bank on its foreign exchange forward cover operations and various costs associated with political transition in 1994 and the establishment of a new democratic order. If Consolidated Government expenditure is broadened to include all expenditures by extra-budgetary accounts and funds of the National Government and provincial governments, universities and polytechnics (including those in the former TBVC states) and local governments, total government expenditure (technically referred to as general government expenditure) rose from 30% of GDP in 1982-1983 to 40.9% of GDP in 1993-1994, of which 3.8% represented settlements of extraordinary liabilities to National Government pension funds and the South African Reserve Bank. Consolidated general government expenditure was 27.5% of GDP in the 2003-2004 fiscal year and the public sector borrowing requirement was R37.4 billion, or 3.0% of GDP.

Taxation

Income taxes paid by individuals and companies, value-added tax, customs duties on imports, excise duties on certain goods, fuel levies and various other taxes are collected by the South African Revenue Service (SARS), an autonomous body managed by a board of directors. For administrative reasons, tax revenue is largely collected nationally and non-tax user charges are levied principally by provincial and local authorities and by extra-budgetary institutions, such as universities, museums, statutory research councils and public entities.

The National Government aims to maintain and strengthen a tax system that is fair, efficient and internationally competitive and that will meet the needs of fiscal policy. Recognizing that improving tax administration and collection are essential steps toward achieving meaningful tax reform in the future, the National Government seeks to narrow the tax compliance gap and broaden the tax base, thus permitting a reduction in tax rates in due course. The National Government also seeks to keep tax law as simple as possible in order to minimize collection and compliance costs and to monitor the tax system on a continuous basis.

In the 2002-2003 National Budget, personal income tax rates were reduced across all income brackets in part as a result of improved tax collection by SARS. The top marginal personal income tax rate was decreased from 42% to 40%. Personal income tax rates were cut again in the 2004-2005 National Budget across all income brackets, amounting to R4 billion in total tax relief.

In April 2000, a skills development levy was introduced. This levy is used to fund training and education programs administered by the Department of Labour. It was initially set at 0.5% of payroll but, beginning on April 1, 2001, it was increased to 1% of payroll.

Effective as of January 2001, the tax regime was changed to a residence-based income tax regime, although the source-based income tax regime was retained for non-residents. A capital gains tax was introduced with effect from October 2001. Non-residents are only subject to this tax on the disposal of immovable property situated in the country or on the disposal of assets of permanent enterprises operating from South Africa.

New measures were also announced in 2000-2001 to regulate the tax environment of Public Benefit Organizations. The range of institutions to which taxpayers can make tax-deductible donations was widened and the level of allowable deductions increased for individual taxpayers. In addition, a list of the public benefit activities in which an organization may engage to qualify for tax-exempt status was released.

In 2003, the scope of tax preferences for Public Benefit Organizations was further expanded. Most notably, the list of public benefit activities eligible for tax-deductible donations was extended to include almost all Public Benefit Organizations involved in the areas of welfare and humanitarian aid, health care, land and housing, education and development. In addition, the list of activities eligible for tax-exempt status was expanded to promote media access, low-income housing and bids for hosting international events. Tax rules were also changed to allow local Public Benefit Organizations to use foreign donations without losing their tax-exempt status.

An exchange control amnesty accompanied by an income tax amnesty was announced in the 2003-2004 National Budget. This is the third amnesty offered by the National Government. Many South African individuals and businesses, despite the existence of exchange controls, have in the past shifted assets offshore illegally, rendering such assets unreported for South African tax purposes. However, in recent years, many individuals and entities have exhibited a desire to repatriate their assets voluntarily and regularize their affairs. This, together with an ameliorated enforcement climate, created an opportune time to offer a new amnesty. The amnesty provides complete coverage to taxpayers, their advisors and facilitators for exchange control and tax transgressions (including all interest, penalties and additional tax due as a result of the transgression) and criminal prosecution prior to February 2002. If a taxpayer’s application for amnesty is successful, the taxpayer can regularize his or her affairs by paying a one-time exchange control levy of 10% of the market value (on February 28, 2003) of the asset retained offshore or 5% if that asset is repatriated. For the tax year ending February 2003 all interest, penalties and additional tax will be suspended, provided that the taxpayer declares and pays the tax on income generated from the offshore asset for the tax years commencing after February 2003.

Much of the foreign assets that are eligible for amnesty are derived from undisclosed domestically generated sums. The amnesty covers these domestic amounts to the extent that they relate to the assets accumulated or transferred offshore but only with respect to income tax and estate duty. In order for domestic amounts that are granted amnesty to be regularized, the taxpayer must pay a one-time levy equal to 2% of the asset’s value.

The amnesty window was originally opened from June 1, 2003 through November 30, 2003, but was extended to February 29, 2004. A total of approximately 43,000 applications were received and, as of September 2004, 16,033 applications had been adjudicated with total levies payable equaling approximately R826 million.

Company Tax

South Africa followed international trends by reducing the corporate tax rate in 1994 from 40% to 35% and in 1999 to 30%. A corresponding adjustment was made to the rates applicable to gold mines. Branches of foreign companies operating in South Africa are taxed at a rate of 35%, but no secondary tax is levied. The secondary tax levied on all dividends declared by South African companies was reduced to 12.5% of any dividends declared on or after March 14, 1996. No withholding taxes are payable on interest or dividends paid to non-residents. International transactions are subject to rules dealing with transfer pricing and controlled foreign companies.

In order to encourage investment and trade flows between countries, South Africa has entered into 54 comprehensive agreements for the avoidance of double taxation.

The National Government has also taken steps to foster the development of small- and medium-sized businesses. In 2000, a graduated corporate tax rate was introduced for qualifying small businesses and an accelerated depreciation regime followed in 2001 for small businesses that invest in manufacturing assets. In addition, with effect from October 1, 2001, certain small business owners are entitled to receive a one-time exemption from capital gains tax for the first R500,000 of capital gain arising from the disposal of active business assets within a two-year period. In 2003, a double deduction for the first R20,000 of start-up fees was introduced, along with an immediate deduction for plant and machinery expenditures. Finally, small businesses can now defer gains and income on the sale of business assets if they fully reinvest the sale proceeds in other business assets.

The National Government has sought to promote private investment in public infrastructure through tax allowances for the depreciation of permanent structures. Allowances were introduced in 2000 for pipelines transporting oil and gas, electricity transmission lines, telephone transmission lines and railway lines. Allowances for investment in airport hangars and runways were added in 2001.

The National Government is of the view that sustainable economic growth depends critically on investment in fixed capital to build long-term capacity and raise productivity. Investment incentives (50% and 100% additional allowances for qualifying manufacturing assets) for strategic projects were introduced in 2001 to encourage investment projects with significant direct and indirect benefits for the South African economy. An accelerated depreciation allowance was introduced in 2002 on new manufacturing assets that will be depreciated over four years and another accelerated depreciation allowance was introduced in 2003 for urban development zones, which has benefited sixteen municipalities. These measures are expected to provide a broad-based stimulus to investment spending in the short term, adding capacity to the long-term prospects of the South African economy. An additional tax allowance was introduced in 2002 to encourage educational and skill enhancement programs for the country’s workforce.

The following table sets forth the composition of tax and other revenues for the five fiscal years ended March 31, 2004 and budgeted amounts for the fiscal year ending March 31, 2005.

Consolidated Government Revenue

					Revised	Budget
					estimates	estimates
	1999-2000(1)	2000-2001	2001-2002	2002-2003	2003-2004	2004-2005
	(millions of rand)
Taxes on income and profits
Persons and individuals	85,883.8	86,478.0	90,389.5	94,336.7	98,200.0	105,938.0
Gold mines	—	—	—	—	—	—
Other mines	—	—	—	—	—	—
Companies(2)	20,971.6	29,491.8	42,354.5	55,745.1	60,650.0	68,800.0
Secondary tax on companies	3,149.9	4,031.3	7,162.7	6,325.6	6,000.0	6,760.0
Tax on retirement funds	5,330.4	5,219.8	6,190.6	6,989.7	5,600.0	6,000.0
Other(3)	813.1	924.3	1,213.1	1,169.0	1,540.0	1,700.2

Total	116,148.9	126,145.2	147,310.4	164,565.9	171,990.0	189,198.2
Taxes on payroll and workforce
Skills development levy(4)	0.1	1,257.4	2,717.3	3,352.1	4,000.0	4,300.0

Total	0.1	1,257.4	2,717.3	3,352.1	4,000.0	4,300.0
Taxes on property
Donations tax	15.2	32.1	20.6	17.7	20.0	20.0
Estate duty	304.2	442.7	481.9	432.7	400.0	450.0
Marketable securities tax	1,090.4	1,102.1	1,212.8	1,205.2	1,000.0	1,200.0
Transfer duties	1,821.6	2,401.9	2,913.0	3,429.0	5,100.0	5,200.0
Demutualizations charge(5)	577.0	—	—	—	—	—

Total	3,808.4	3,978.8	4,628.3	5,084.6	6,520.0	6,870.0
Domestic taxes on goods and services
Value-added tax	48,376.8	54,455.2	61,056.6	70,149.9	81,000.0	89,500.0
Specific excise duties	8,886.1	9,126.6	9,797.2	10,422.6	11,665.0	13,111.9
Ad valorem excise duties	584.3	693.9	776.1	1,050.2	1,050.0	910.0
Levies on fuel	14,289.8	14,495.3	14,923.2	15,333.8	16,350.0	17,409.0
Levy on financial services	1.1	0.9	0.3	0.8	1.0	—
Air departure tax	—	85.8	296.4	324.8	350.0	380.0
Other(6)	166.6	234.9	38.5	299.9	142.0	238.5

Total	72,304.7	79,092.5	86,888.4	97,581.9	110,558.0	121,549.4
Taxes on international trade and transactions
Customs duties	6,517.8	7,853.6	8,632.2	9,330.7	8,500.0	9,500.0
Import surcharges	0.4	0.0	0.5	0.0	—	—
Other(7)	259.9	372.9	47.5	289.1	300.2	976.0

Total	6,778.1	8,226.6	8,680.1	9,619.8	8,800.2	10,476.0
Stamp duties and fees	1,618.9	1,561.6	1,767.2	1,572.4	1,450.0	1,300.0

State Miscellaneous Revenue (SMR)(8)	727.0	72.0	306.7	433.0	—	—

TOTAL TAX REVENUE (gross)	201,386.0	220,334.1	252,298.3	282,209.7	303,318.2	333,693.6
Departmental revenue(9)	3,824.9	3,498.0	4,087.6	4,074.4	6,067.8	5,944.2
Sales of assets	74.7	43.5	4.2	40.0	15.0	16.2
Recoveries of loans and advances	74.1	112.3	77.2	164.0	555.0	630.0
Grants received (RDP Fund)(10)	—	—	—	117.5	66.7	—
Less: SACU payments(11)	(7,197.3)	(8,396.1)	(8,204.8)	(8,259.4)	(9,722.7)	(13,327.8)

TOTAL BUDGET REVENUE	198,162.4	215,591.9	248,262.4	278,507.7	300,300.0	326,956.2
Current revenue	197,436.6	215,436.1	248,181.1	278,142.1	299,730.0	326,310.0
Direct taxes	116,468.3	127,877.4	150,530.1	166.368.4	176,410.0	193,968.2
Indirect taxes	83,613.8	92,384.7	101,461.5	113,408.3	126,908.2	139,725.4
State Miscellaneous Revenue (SMR)	727.0	72.0	306.7	433.0	—	—
Departmental revenue (including grants)	3,824.9	3,498.0	4,087.6	4,191.9	6,134.5	5,944.2
Less: SACU payments	(7,197.3)	(8,396.1)	(8,204.8)	(8,259.4)	(9,722.7)	(13,327.8)
Sales of assets	74.7	43.5	4.2	40.0	15.0	16.2
Recoveries of loans and advances	74.1	112.3	77.2	164.0	555.0	630.0
Receipts not regarded as revenue	7,381.6	2,984.2	4,159.1	8,168.5	889.5	2,742.1

(1)	Figures restated to be comparable to cash basis of accounting.
(2)	Figures include receipts from all companies.

(3)	Including interest on overdue tax, non-resident shareholders’ tax, non-residents’ tax on interest and tax on undistributed profits.
(4)	Levy on payroll dedicated to skills development.
(5)	The 1999-2000 figures include receipts of the demutualizations charge amounting to R577 million, which were not included in the budget estimates.
(6)	In the case of banks and mutual building societies, a levy of 0.75% is imposed on the amount equal to 50% of the minimum legal capital and/or reserves level of these institutions. In the case of registered long-term assurers, pension funds, friendly societies and unit trust schemes, a levy of 0.75% is imposed on the amount of interest accrued by these institutions.
(7)	Including various levies, mining leases and ownership, cinematographic tax and other special levies imposed since 1974-1975, as well as receipts of the Universal Service Fund since 1998-1999 and the Human Resources Fund for 1999-2000.
(8)	Includes diamond export duties, miscellaneous customs and excise income, as well as ordinary levy collections.
(9)	Any administrative fees charged by government departments, as well as the sale of assets by government departments.
(10)	Domestic and foreign grants, transferred from the RDP Fund to finance RDP-related expenditure and grants received from other spheres of government.
(11)	South African Custom Union payments (excluding payments to the former TBVC states and self-governing territories).

Source: South African National Treasury.

Preliminary data released in October 2004 indicate that in fiscal year 2003-2004, gross tax revenue amounted to R302.5 billion and non-tax revenue (such as fees and charges) to R6.6 billion. After deduction of SACU payments, total main budget revenue for 2003-2004 is estimated to be R299.4 billion, approximately 24.3% of GDP.

In fiscal year 2003-2004, an estimated R175.9 billion, or 58.1% of the total gross tax revenue collections, consisted of direct taxes, R125.3 billion, or 41.4%, consisted of indirect taxes and R1.4 billion, or 0.5%, consisted of non-tax revenues such as fees and charges. It is estimated that the originally budgeted tax revenue estimate for 2003-2004 exceeded tax revenue by approximately R7.5 billion, or 2.4%. The main reasons for this are lower than expected company tax revenue and less than estimated international trade tax receipts primarily due to lower rand values of imports. Taxes on income and profits grew at an annual rate of 6.9% and contributed almost 60% of the main budget revenue. Taxes on domestic goods and services grew at an annual rate of 12.9%, while taxes on international trade contracted by 12.7%.

In the 2002-2003 fiscal year, gross tax revenue amounted to R282.2 billion, which is R13.7 billion over the originally budgeted target and 11.9% higher than the gross tax revenue of 2001-2002. The total budget revenue of 2002-2003, amounted to R278.5 billion or 24.2% of GDP.

Financing

The following table sets forth the financing of the Consolidated Budget for the five fiscal years ended March 31, 2004, and budgeted amounts for the fiscal year ending March 31, 2005.

Financing of the Consolidated Budget

		Preliminary Outcome
		(millions of rand, except percentages)			Revised estimate	Budget
	1999-2000	2000-2001	2001-2002	2002-2003	2003-2004(1)	2004-2005(1)
Total budget revenue	198,162.4	215,591.9	248,262.4	278,507.7	300,300.0	326,956.2
Total expenditure and lending	214,749.9	233,934.0	262,904.5	291,529.1	331,685.2	368,903.9
Consolidated Budget deficit	(16,587.6)	(18,342.1)	(14,642.1)	(13,021.3)	(31,385.2)	(41,947.7)
% of GDP	(2.0)%	(2.0)%	(1.4)%	(1.1)%	(2.6)%	(3.1)%
Plus: Regional opening balance and financing	—	—	—	—	—	—
National Budget deficit	(16,587.6)	(18,342.1)	(14,642.1)	(13,021.3)	(31,385.2)	(41,947.7)
% of GDP	(2.0)%	(2.0)%	(1.4)%	(1.1)%	(2.6)%	(3.1)%
Plus: Extraordinary transfers	(1,485.4)	(2,299.3)	(2,077.7)	(7,970.7)	(7,443.4)	(7,000.0)
Less: Proceeds from sales of state assets	7,238.3	2,984.2	4,159.1	8,168.5	889.5	2,742.1
Net borrowing requirement	(10,834.7)	(17,657.2)	(12,560.8)	(12,823.5)	(37,939.2)	(46,205.6)
Financing:
Change in loan liabilities
Domestic loans
Short-term (net)	1,884.1	4,978.9	(7,966.6)	4,213.9	6,000.0	6,000.0
Long-term (net)	3,031.9	6,406.3	(9,871.3)	(3,017.4)	26,080.8	34,327.8
New loans	21,218.4	20,312.0	14,647.1	15,549.9	46,129.8	57,525.6
Less:
Discount	(3,685.8)	(964.6)	(323.3)	(355.0)	(647.0)	(3,666.0)
Redemptions	(15,981.0)	(15,161.6)	(22,433.4)	(21,624.9)	(26,558.4)	(26,531.8)
Net of book profit	(5.1)	(3.1)	(3,978.3)	(510.3)	—	—
Foreign loans (net)	8,513.9	1,901.8	33,130.8	14,310.1	1,150.6	5,877.8
New loans	13,259.6	1,987.5	29,873.7	11,039.2	10,656.8	7,400.0
Transfer from IMF accounts at SARB	—	—	—	—	—	—
Less:
Discount	(67.2)	—	(57.1)	(226.0)	(80.7)	—
Redemptions	(4,678.5)	(2,062.6)	(68.9)	(1,383.8)	(13,301.9)	(6,197.5)
Total financing (net)	10,834.7	17,657.2	12,560.8	12,823.5	37,939.2	46,205.6
Change in cash and other balances (increase)	(2,595.2)	4,370.2	(2,732.1)	(2,683.1)	4,707.8	—

Note: Numbers may not total due to rounding.
(1)	As of February 2004.
Source:	South African National Treasury.

In addition to transfers received from the National Budget and their own provinces’ revenue collections, Provincial Budgets are financed by means of opening balances and concessionary and non-concessionary funding such as loans by the Development Bank of Southern Africa. The deficit of the National Budget is financed mainly by domestic and foreign loans. The provinces are barred constitutionally from raising loans for current expenditure. Loans for bridging finance may be obtained, however, provided that the provinces redeem such loans within 12 months following the date on which they are obtained and any special conditions be specified in an act of Parliament which is required to be recommended by the Financial and Fiscal Commission. In addition, the National Government may not guarantee any provincial or local government loans, unless the guarantee complies with the norms and conditions for such guarantee as set out in an act of Parliament. See “Public Finance — Background.”

The National Government financing requirement (as measured by the National Budget deficit) fell gradually as a percentage of GDP, from over 5% of GDP in 1995-1996 to a low of 1.1% in 2002-2003 and, in 2003-2004, increased to 2.4% of GDP. The National Government has stated that it is committed to maintaining fiscal discipline, however, tax relief, spending increases and a strong rand will raise the deficit to an estimated 3.5% of GDP in 2005-2006, followed by an easing to an estimated 3.2% in 2006-2007.

Public Enterprises

The South African Government owns or controls a number of public enterprises. The control of such enterprises takes various forms including control, among other things, of capital investment, the types and amounts of goods and services to be produced, the prices at which such goods and services are to be sold, the acquisition of assets, and the incurrence of liabilities. The Minister of Public Enterprises and various other ministers of the National Government, under whose departments these enterprises are regulated, jointly oversee the affairs of public enterprises. The minister responsible for a particular public enterprise appoints members to such corporation’s board and may monitor the corporation’s performance relative to its established business plan.

In 1996, pursuant to the National Framework Agreement with principal South African labor unions, the National Government initiated the restructuring of state assets and enterprises. This process is considered a key element in the transformation of the public sector. The objectives established for the restructuring of public enterprises include, among other things: (i) improving the competitiveness and efficiency of these enterprises; (ii) providing financial and technological resources so as to enable partially or fully privatized public enterprises to meet the expanding needs of the citizens of South Africa; (iii) effecting the economic empowerment of historically disadvantaged South Africans, thus contributing to the democratization of the ownership structure of the South African economy; (iv) reducing state debt; (v) redefining and reorienting the role and focus of the public sector; and (vi) contributing to the restructuring of the South African economy as a whole.

In August 2000, the Department of Public Enterprises published a Policy Framework detailing the process of restructuring public enterprises. As set forth in the Policy Framework, the National Government’s strategy is to maximize the contribution that its assets can make to development both in South Africa and in the African continent. It is hoped that the restructured public enterprises will become leaders of significant productivity growth in their respective sectors. At the enterprise and sector levels, the restructuring is designed to improve the efficiency and effectiveness of each entity to access globally competitive technologies, to mobilize private sector capital and expertise, and to assist in the creation of effective market structures in sectors currently dominated by public enterprises. At the broader macroeconomic level, this restructuring policy aims to attract foreign direct investment to reduce the need for public borrowing and to assist the development of an economic environment that promotes industrial competitiveness and finances growth. The social needs addressed by the Policy Framework include the need to ensure growth in employment and to rationalize and develop new skills within the labor force.

Privatization is one of a number of options within the overall process of restructuring state assets and public enterprises. The restructuring process will include partial or complete sales of several public enterprises, together with an overhaul of the governance of state assets. Share participation arrangements, in which particular emphasis is given to the economic empowerment of historically disadvantaged South Africans, is another option being pursued by the National Government. The National Government’s policy is to focus on the long-term effects of restructuring and to implement restructurings in phases. Participating stakeholders are also being encouraged to recognize the need for restructuring in order to increase efficiency, effectiveness, competitiveness and economic growth and development.

Parliamentary oversight is a critical feature of the restructuring and privatization processes. The Ministry of Public Enterprises is working in close collaboration with the two Parliamentary committees assigned to such oversight. These committees are the Portfolio Committee on Public Enterprises, comprising representatives from the National Assembly, and the Select Committee on Public Enterprises, whose members are drawn from the National Council of Provinces.

A summary of the specific actions for the significant public enterprises is set forth below.

Transnet. Transnet is a public company wholly owned by the South African Government. Transnet consists of 9 divisions – Spoornet, the National Ports Authority, the South African Port Operations, Freight Dynamics, Petronet, Metrorail, Propnet, Transtel and Transwerk, and a number of subsidiaries including South African Airways.

The Transnet debt restructuring is currently underway and thus far has included the July 2004 issuance of a R4 billion ten-year Government-guaranteed bond. In addition, a pension fund debt was restructured through an act of Parliament in 2001. The National Government is currently developing a restructuring plan for both of Transnet’s core and non-core businesses.

The National Ports Authority owns all seven of South Africa’s commercial ports and is responsible for managing all aspects of port infrastructure, development and maritime activities, while South African Port Operations operates the cargo terminals at the ports. The National Ports Authority Act, adopted by Parliament on November 18, 2004, mandated the incorporation of the National Ports Authority as a separate government-owned entity and created an enabling legal environment for concessions to private sector terminal operators.

In April 1999, South African Airways (SAA) was corporatized and in November 1999, a 20% stake was sold to Swissair for R1.4 billion. Subsequently, the National Government repurchased this stake for approximately R382 million following Swissair’s declaration of bankruptcy in October 2001. The National Government has stated that SAA will be incorporated as a separate entity as soon as practically and financially possible and, accordingly, a proposal for an initial public offering of SAA is currently under review.

Petronet is expected to be incorporated as a separate entity, its synergies with other pipeline projects assessed and restructuring options developed. The disposal of non-core units of Petronet is expected to be addressed on an ongoing basis.

Airports Company Ltd. The Airports Company Ltd., which owns and operates most of the airports in South Africa, has been partially privatized. The National Government sold a 20% equity stake in the Airports Company to Aeroporti di Roma in April 1998 for R819 million. Aeroporti di Roma has an option to acquire a further 10% share, which expires in June 2005.

Telkom. In 1997, the National Government sold a 30% share of Telkom to SBC Communications and Malaysia Telkom for approximately R6 billion, a stake which was held through Thintana Communications LLC. In 1999, the National Government reserved the sale of a 10% equity share of Telkom to broad based black economic empowerment groups, the National Empowerment Fund (a legislatively constituted trust to facilitate broad based black economic empowerment) and Telkom employees. Since then, 3% of Telkom has been sold to Ucingo, a broad based black economic empowerment group. Subsequently, an initial public offering of Telkom shares was launched successfully in March 2003 on the JSE Securities Exchange and the New York Stock Exchange, which raised R3.9 billion, making it the highest grossing restructuring of a state-owned enterprise and the second biggest initial public offering in South Africa in 2003. In June 2004, Thintana sold approximately half of its holdings to the market and the remaining share was purchased in November 2004 by the Public Investment Commissioners, the body responsible for the administration of the public servants’ pension fund, in anticipation of facilitating a broad based black economic empowerment transaction.

Pursuant to the Telecommunications Amendment Bill of 2001, a second national operator is in the process of being formed. In September 2004, a new consortium was approved for the second national operator license consisting of broad based black empowerment group Nexus Connexion, Transtel, Esitel, WIP Investments Nine, Two Telecom Consortium, and an undetermined shareholder for the balance of the equity. Although Nexus Connexion has instituted a judicial review of the approval process challenging the inclusion of the largely foreign-owned companies WIP Investments Nine and Two Telecom Consortium, it is expected that the second national operator will be formed by January 2005.

Eskom. Legislation was enacted in 1998 to restructure Eskom, vesting ownership in the National Government and establishing the legal basis for revoking Eskom’s tax-exempt status. Eskom is in the process of becoming restructured along business lines, with transmission, distribution and generation business areas each forming a separate corporate entity. Generating companies are expected to be formed to promote internal competition before the introduction of private sector participation in generation. To this end, the Department of Minerals and Energy has completed coordinating the design and implementation of regional electricity distributors. A model for broad based black economic empowerment transactions is being finalized. Private sector partners are expected to be introduced into the different Eskom business units, specifically into the generation and transmission entities, through either strategic equity partners or initial public offerings. New companies formed by historically disadvantaged South Africans will be encouraged to participate in the restructuring process.

Denel. Denel (Pty) Ltd is a strategic high-technology defense company that accounts for a majority of the output of South Africa’s defense-related industries. A restructuring plan to introduce a strategic equity partner was abandoned due to a failure to reach an agreement on outstanding broader contractual and strategic considerations relating to important export markets. A new restructuring strategy for Denel is currently under development. At the operational level, the consolidation of aircraft maintenance synergies between SAA and Denel is being investigated, and the Department of Trade and Industry is coordinating a study into the consolidation of the aerospace industry.

South African Forest Company Limited. The sale of three major assets of the South African Forest Company Limited (Safcol), the government owned forestry company, is in various stages of completion. The sale of Komatiland, which was concluded in March 2004, is awaiting approval by the South African competition authorities. The sale of Amatola was concluded in April 2003, but is subject to the finalization of the lease agreement. The MTO sale was concluded in March 2004 and has been approved unconditionally by the South African competition authorities; however, the transaction is subject to the finalization of a lease agreement between the Government and the bidder. Safcol is in the process of disposing of its non-core assets and hopes to conclude all of the transactions referred to above by July 2005.

Alexkor. The National Government has approved the disposal of 51% of Alexkor, the government owned diamond-mining company. However, due to a lawsuit brought against both the National Government and Alexkor by the Richtersveld Community, the restructuring has been stalled. In March 2003, the Constitutional Court found that the claimant community had rights to the land where Alexkor mines for diamonds. The case was remanded to the Land Claims Court for clarification of the community’s entitlement and, following court affirmation of the community’s rights, the parties began settlement negotiations, which are currently ongoing.

NATIONAL GOVERNMENT DEBT

General

The legal authorization for the incurrence of debt by the National Government is set forth in the Public Finance Management Act of 1999. The National Treasury administers the National Government debt of South Africa.

In addition to its direct indebtedness, the National Government is also a guarantor of certain third-party indebtedness. South Africa has issued formal contractual guarantees of certain indebtedness, primarily on behalf of partially or wholly state-owned entities. In this section, National Government debt does not include debt that is guaranteed by the South African Government. Guaranteed debt is, however, summarized in the table entitled “Outstanding National Government Guaranteed Debt” below. In addition, National Government debt does not include debts incurred by the nine provincial governments other than those assumed explicitly by the National Government.

As a percentage of National Government expenditure, interest payments on National Government debt have declined from 20.6% during the fiscal year ended March 31, 2000 to 16.0% in the fiscal year ended March 31, 2003 and to 13.9% during the fiscal year ended March 31, 2004. Interest payments are expected to fall further to 13.6% of total expenditure in the 2004-2005 fiscal year. The following table sets forth such percentages for the periods indicated.

Interest Payments on National Government Debt
as a Percentage of National Government Expenditure

At March 31,
2000	2001	2002	2003	2004
20.6%	19.8%	18.0%	16.0%	13.9%

Source:	South African National Treasury.

The following table sets forth National Government debt as a percentage of GDP for the periods indicated.

National Government Debt
As a Percentage of GDP

At March 31,
2000	2001	2002	2003	2004
48.0%	47.1%	43.0%	38.7%	37.8%

Source:	South African National Treasury.

The National Government debt at March 31, 2004, totaled R455.2 billion. This figure represents an increase of approximately 6.7% over the total of R426.8 billion at March 31, 2003.

In this section, “external debt” means debt initially incurred or issued outside South Africa, regardless of the currency of denomination, and “internal debt” means debt initially incurred or issued in South Africa. “Floating debt” means debt that had a maturity at issuance of less than one year. “Funded debt” means debt that had a maturity at issuance of one year or more.

The following table summarizes the National Government debt at December 31 in each of the years 1999 through 2003 and at September 30, 2004.

Total Debt of National Government

						At
						September
	At December 31,					30,
	1999	2000	2001	2002	2003	2004
	(millions of rand)
Internal Debt
Marketable treasury bills
Banks	18,094	12,223	8,606	10,280	12,809	15,157
Other holders	2,206	16,976	13,046	7,920	11,891	15,649
Total marketable bills	20,300	29,199	21,652	18,200	24,700	30,806
Bonds	331,339	335,425	353,642	332,489	370,233	393,778
Total marketable securities	351,639	364,624	375,294	350,689	394,933	424,584

Non-marketable treasury bills
Corporation for public deposits	4,600	3,700	1,670	2,137	1,688	1,432

Total non-marketable bills	4,600	3,700	1,670	2,137	1,688	1,432
Floating rate bonds	—	—	—	—	—	—
Loan levies(1)	3	3	3	3	3	3

Total non-marketable securities	4,603	3,703	1,673	2,140	1,691	1,435

Former TBVC states and self- governing territories(2)	132	132	129	124	13	7
Namibia’s South African government debt(3)	591	586	562	512	503	438
SA Housing Trust	—	—	—	—	468	—

Total Internal Debt	356,964	369,044	377,658	353,465	397,608	426,464

External Debt
Marketable	19,742	28,680	58,082	55,642	54,374	56,060
Non-marketable	283	2,439	8,537	24,235	18,242	15,849

Total External Debt	20,025	31,118	66,619	79,877	72,616	71,909

Gold and foreign exchange
Contingency reserve account(4)	14,431	9,200	20,919	35,514	29,577	8,711

Total Debt (gross)	391,420	409,363	465,196	468,856	499,801	507,084

Cash balances	(5,890)	(7,250)	(16,621)	(18,369)	(38,213)	(23,849)

Total Debt (net)	385,530	402,113	448,575	450,487	461,588	483,235
Percentage of GDP	47.4%	43.6%	44.0%	38.7%	36.9%	35.6%

Note:	Columns may not add due to rounding.
(1)	Including tax redemption certificates.
(2)	Debt of the former TBVC states and formerly self-governing territories to be redeemed and refinanced by means of securities issued by the National Government.
(3)	On May 23, 1997, the National Government assumed responsibility for the payment of certain debt incurred by the Republic of Namibia.
(4)	Realized losses reflected in the Gold and Foreign Exchange Contingency Reserve Account as of March 31. See “Monetary and Financial System — Gold and Foreign Exchange Contingency Reserve Account.”
Source:	South African National Treasury.

Summary of Internal National Government Debt

Total internal National Government debt at December 31, 2003 was R397.6 billion, an increase of approximately 12.5% over the corresponding amount at December 31, 2002. The internal indebtedness has increased over the past several years principally to finance the budget deficit of the National Government and as a result of the National Government’s assumption of certain indebtedness of the former TBVC states and self-governing territories.

In addition, exceptional issuances of National Government bonds have been made to the South African Reserve Bank to compensate for losses incurred by the South African Reserve Bank in its Gold and Foreign Exchange Contingency Reserve Account. See “Monetary and Financial System — Gold and Foreign Exchange Contingency Reserve Account.”

The following table sets forth the total internal National Government debt divided into floating debt and funded debt.

National Government Internal Debt

						At
	At December 31,					September 30,
	1999	2000	2001	2002	2003	2004
	(millions of rand)
Marketable securities
Floating	20,330	29,199	21,652	18,200	24,700	30,806
Funded	331,339	335,425	353,649	332,496	370,233	393,778

Total(1)	351,639	364,624	375,301	350,696	394,933	424,584

Non-marketable securities
Floating	4,600	3,700	1,670	2,137	1,688	1,432
Funded	726	721	687	632	987	448

Total(2)	5,326	4,421	2,357	2,769	2,675	1,880

Total internal National Government debt	356,964	369,044	377,658	353,465	397,608	426,464

Note:	Columns may not add due to rounding.
(1)	Includes marketable securities of the former TBVC states and self-governing territories, which amounted to R7 million at December 31, 1999, R7 million at December 31, 2000, R7 million at December 31, 2001, R7 million at December 31, 2002 and R7 million at September 30, 2003. The figures for marketable securities also include marketable securities assumed from Namibia, which amounted to R229 million at December 31, 1999.
(2)	Includes non-marketable securities of the former TBVC states and self-governing territories, which amounted to R125 million at December 31, 1999, R124 million at December 31, 2000, R122 million at December 31, 2001, R117 million at December 31, 2002 and R13 million at December 31, 2003. The figures for non-marketable securities also include non-marketable securities assumed from Namibia, which amounted to R591 million at December 31, 1999, R586 million at December 31, 2000, R562 million at December 31, 2001, R512 million at December 31, 2002 and R503 million at December 31, 2003.
Source:	South African National Treasury.

Summary of External National Government Debt

Traditionally, only a small percentage of the National Government’s debt has been incurred abroad and denominated in currencies other than the rand.

Total external National Government debt at March 31, 2004 was R74.3 billion and, at September 30, 2004, was estimated to be R71.9 billion. This represents 14.8% of total net government debt. The following table sets forth a breakdown of National Government external debt by currency at December 31 in each of the years 1999 through 2003 and at September 30, 2004.

External Debt by Currency

							At
	At December 31,						September 30,
	1999	2000	2001	2002		2003	2004
	(millions)
Deutsche Mark	500	500	500	—	(2)	—	—
ECU	—	—	—	—		—	—
Euro	800	1,039	1,869	3,166	(2)	3,701	3,974
Pound Sterling	100	100	112	121		134	161
Swedish Krone	—	—	222	415		437	437
U.S. Dollars	1,328	2,134	2,186	4,281		4,420	4,774
Gold Ounces - XAU	—	—	1	1		1	1
Yen	71,814	71,814	161,814	161,814		161,646	121,599
Total (in rand)(1)	20,025	31,118	66,619	79,877		72,616	71,909

(1)	The conversion into rand is calculated at the exchange rate published by the South African Reserve Bank on the last business day of the year or in the case of 2004, the last business day of September.
(2)	In 2002, the DM500,000,000 outstanding principal amount of National Government debt was converted in euros and included in the calculation of the outstanding aggregate principal amount of euro-denominated debt of the National Government.
Source:	South African National Treasury.

At March 31, 2004, external indebtedness of the National Government consisted of 79.9% marketable debt, principally debt securities, and 20.1% non-marketable debt, principally loans from multilaterals. Proceeds of bond issuances have been used for the general purposes of the National Government. In January 2004, the remaining U.S.$750 million principal amount of the South African Reserve Bank’s syndicated loan dated July 2001, which was assumed by the National Treasury, was redeemed. In addition, using the proceeds from its U.S.$1,000,000,000 6.50% Notes due 2014, issued in June 2004, in June 2004, South Africa redeemed its ¥40,000,000,000 3.35% Bonds due 2004 and, in October 2004, South Africa redeemed its €300,000,000 7% Bonds due 2004.

Export credits amounting to R16.7 billion, equivalent to about U.S.$2.8 billion, were drawn under arms procurement financing agreements since 2000. These loans provide financing at a rate equivalent to about 260 basis points (2.6%) below the cost of long-dated funding in the foreign public bond markets.

Notwithstanding the return of the South African Government to the international capital markets since the end of apartheid, the National Government does not intend to rely to a large extent on external debt as a means of financing the

National Government’s budget deficit. The 2004-2005 National Budget anticipated R6.5 billion, or 21% of the gross financing requirement of the National Government, to be raised in the international capital markets. Total foreign debt of the National Government is still low by international standards, amounting to 5.2% of GDP at the end of the 2003-2004 fiscal year. However, this amount is indicative only and does not represent an upper or lower limit on the borrowing authority of the National Treasury. An incidental but important consequence of the receipt of the net proceeds from anticipated issuances of foreign currency denominated debt securities is expected to be an increase in South Africa’s foreign currency reserves. In addition, because the proceeds of external borrowings provide a substitute for a portion of domestic finance, these borrowings help ease pressures on the domestic financial markets. Foreign borrowings also establish benchmarks in various currencies and maturities for other South African issuers.

Guaranteed Debt

In addition to its direct indebtedness, the National Government is also a guarantor of certain third-party indebtedness. The National Government has issued formal contractual guarantees in respect of certain indebtedness of wholly or partially state-owned entities.

The following table sets forth the debt guaranteed by the National Government outstanding in each of the years indicated:

Outstanding National Government Guaranteed Debt (1)

	At March 31,
	2000	2001	2002	2003	2004
	(millions of rand)
Internal	47,800	38,768	54,004	47,169	58,437
External	31,216	31,264	30,658	22,187	20,032

Total	79,016	70,032	84,662	69,356	78,469

(1)	Including guarantees issued by the former TBVC states and the formerly self-governing territories, which at March 31, 2000, amounted to R888 million; at March 31, 2001, amounted to R972 million; at March 31, 2002, amounted to R562 million, at March 31, 2003 amounted to R459 million, and at March 31, 2004 amounted to R379 million. These guarantees are declining over time as the underlying debt is redeemed.
Source:	South African National Treasury.

The following table sets forth the National Government’s external guaranteed debt outstanding at March 31, 2004.

Guarantees Issued			Pounds		Japanese	Equivalent in
on Behalf of	ZAR	U.S. Dollars	Sterling	ECU	Yen	Rand
Eskom	122,000,000	—	2,862,878	—	—	155,453,016
Transnet	3,500,000,000	18,937,137	—	—	1,773,294,209	3,729,421,162
Telkom	—	—	—	12,008,000	—	93,502,574
Industrial Development Corporation of Southern Africa	100,000,000	185,104,704	10,642,000	29,655,000	—	1,634,384,091
Lesotho Highlands Development Authority	289,319,685	18,563,211	—	37,054,601	—	696,100,030
Development Bank of Southern Africa	9,450,000,000	216,950,812	—	94,586,266	—	11,568,490,604
Trans-Caledon Tunnel Authority	339,000,244	—	—	5,312,438	—	380,366,552
South Africa Reserve Bank	4,471,509,661	—	—	—	—	4,471,509,661
Central Energy Fund	—	219,764,813	—	—	—	1,399,901,859

Total(1)(2)	18,271,829,590	439,555,864	13,504,878	178,616,305	1,773,294,209	22,729,227,689

(1)	Translation of amounts into rand have been made at the following rates: 1 U.S. Dollar = R6.3700; 1 Pound Sterling = R11.6851; 1 ECU = R7.7867; 1 Japanese Yen = R0.0614.
(2)	The total represents only capital amounts and does not include guaranteed interest to the amount of R532 million.
Source:	South African National Treasury.

Debt Service

The aggregate amount of scheduled repayments in respect of principal and interest on the funded National Government debt outstanding at September 30, 2004, is set forth in the table below.

		External Debt
Year(1)	Rand	U.S.$	EURO	YEN	GBP	SEK	XAU
	(millions)
2005	47,737	182	378	1,807	10	9	0.01
2006	65,592	370	273	3,612	113	18	0.01
2007	71,554	688	806	3,610	9	18	0.01
2008	60,988	376	291	63,008	8	18	0.01
2009	54,510	369	784	2,405	8	18	0.01
2010	58,570	1,808	250	2,403	9	62	0.01
2011	54,284	239	242	2,401	8	60	0.01
2012	50,054	235	234	2,398	8	58	—
2013	31,485	1,195	231	2,396	8	56	—
2014	14,374	157	1,453	2,393	7	54	—
2015	55,162	1,120	102	2,391	7	53	—
2016	27,784	88	70	2,389	7	51	—
2017	25,528	62	30	2,386	1	49	—
2018	9,626	531	12	2,384	1	47	—
2019	5,364	9	5	2,382	1	45	—
2020	4,083	—	—	2,379	—	—	—
2021	3,923	—	—	31,807	—	—	—
2022	3,923	—	—	30,618	—	—	—
2023	3,923	—	—	—	—	—	—
2024	14,075	—	—	—	—	—	—
2025	3,364	—	—	—	—	—	—
2026	13,771	—	—	—	—	—	—
2027	12,678	—	—	—	—	—	—
2028	11,585	—	—	—	—	—	—
2029 and later	2,935	—	—	—	—	—	—

Total	706,872	7,429	5,161	163,169	205	616	0.1

Note:	Numbers may not add due to rounding.
(1)	Fiscal years ending March 31.
Source:	South African National Treasury.

Debt Record

On September 1, 1985, in response to a foreign currency liquidity crisis, South Africa prohibited repayments of certain foreign indebtedness to foreign creditors, while interest payments were made as they became due. Final settlement of affected indebtedness was agreed in 1993. See “The External Sector of the Economy — Foreign Debt Arrangements.” Other than as described therein, South Africa has not defaulted in the payment of principal or interest on any of its internal or external indebtedness since becoming a republic in 1961.

TABLES AND SUPPLEMENTARY INFORMATION
Funded Internal Debt of the Republic of South Africa
(Domestic Marketable Bonds—in rand) (1)
At September 30, 2004

Interest Rate	Date of issue	Maturity Date	Principal Amount
Variable	March 1, 2004	December 31, 2004	21,000,000
12.00%	April 30, 2002	February 28, 2005	26,533,430,170
14.45%	January 28, 1982	March 31, 2005	2,030,000
18.00%	August 2, 1990	May 31, 2005	250,000
Zero Coupon	August 24, 1995	June 30, 2005	40,000,000
Zero Coupon	April 20, 1995	July 1, 2005	20,000,000
Zero Coupon	August 31, 1995	July 1, 2005	60,000,000
13.00%	April 16, 1984	July 1, 2005	152,222,906
11.50%	February 15, 1983	September 30, 2005	1,250,000
Zero Coupon	September 21, 1995	December 31, 2005	10,000,000
12.00%	April 30, 2002	February 28, 2006	25,647,795,097
Zero Coupon	March 22, 1994	June 30, 2006	7,000,000
14.50%	September 17, 1984	October 15, 2006	77,788,113
12.50%	April 4, 1996	December 21, 2006	1,906,531,147
10.00%	April 20, 2001	February 28, 2007	24,118,938,216
Variable	May 15, 2002	March 30, 2007	8,800,000,000
9.50%	April 15, 1994	May 15, 2007	89,153,627
15.00%	February 18, 1986	September 15, 2007	7,027,688
10.00%	March 12, 2004	December 31, 2007	39,289,600
10.00%	March 12, 2004	December 31, 2007	14,900,000
10.00%	March 12, 2004	December 31, 2007	20,800,000
10.00%	March 12, 2004	December 31, 2007	90,750,000
10.00%	March 12, 2004	December 31, 2007	28,500,000
10.00%	March 12, 2004	December 31, 2007	20,650,000
10.00%	March 12, 2004	December 31, 2007	11,000,000
10.00%	March 12, 2004	December 31, 2007	10,200,000
10.00%	March 12, 2004	December 31, 2007	19,300,000
10.00%	April 20, 2001	February 28, 2008	24,118,938,216
3.80%	May 2, 2002	March 31, 2008	3,595,000,000
Zero Coupon	September 1, 1993	August 31, 2008	25,000,000
Zero Coupon	October 19, 1993	October 31, 2008	10,167,902
10.00%	April 20, 2001	February 28, 2009	24,118,938,216
Zero Coupon	April 26, 1994	April 30, 2009	51,110,667
13.00%	June 22, 1989	August 31, 2009	32,690,413,986
13.00%	June 22, 1989	August 31, 2010	32,690,413,986
13.00%	June 22, 1989	August 31, 2011	32,690,413,986
6.25%	March 20, 2000	March 31, 2013	16,223,435,174
10.00%	April 21, 1994	August 1, 2013	60,000,000
Zero Coupon	September 1, 1993	August 31, 2013	30,000,000
Zero Coupon	December 8, 1993	November 30, 2013	8,917,688
Zero Coupon	March 31, 1994	March 31, 2014	111,174

Interest Rate	Date of issue	Maturity Date	Principal Amount
Zero Coupon	April 21, 1994	March 31, 2014	6,800,000
Zero Coupon	April 21, 1994	June 30, 2014	25,000,000
13.50%	October 24, 1991	September 15, 2014	18,608,557,340
Zero Coupon	May 18, 1994	November 30, 2014	32,620,000
8.75%	May 27, 2003	December 21, 2014	23,462,686,621
Zero Coupon	March 14, 1994	June 30, 2015	152,300,000
Zero Coupon	September 14, 1995	July 1, 2015	500,000,000
13.50%	October 24, 1991	September 15, 2015	18,608,557,340
Zero Coupon	April 19, 1994	October 19, 2015	77,877,914
13.50%	October 24, 1991	September 15, 2016	18,608,557,340
Zero Coupon	November 24, 1997	September 15, 2016	1,099,000,000
8.25%	May 7, 2004	September 15, 2017	5,352,000,000
8.00%	August 13, 2004	December 21, 2018	1,422,000,000
Zero Coupon	April 18, 1996	September 30, 2019	150,000,000
5.50%	May 30, 2001	December 7, 2023	10,152,517,477
10.50%	May 22, 1998	December 21, 2025	10,406,596,244
10.50%	May 22, 1998	December 21, 2026	10,406,596,244
10.50%	May 22, 1998	December 21, 2027	10,406,596,244
3.45%	August 15, 2003	December 7, 2033	2,420,000,000
4.50%	December 1, 1986	Perpetual	31,930
5.00%	December 1, 1986	Perpetual	131,979
9.75%	April 10, 1980	Perpetual	17,670,000
10.00%	January 31, 1978	Perpetual	5,700,000
10.00%	January 31, 1978	Perpetual	2,800,000

		Total Funded Internal Debt	385,987,264,231

(1)	Excluding short term debt and debt of the former TBVC states.
Source:	South African National Treasury.
113

Floating Internal Debt of the Republic of South Africa
(Treasury Bills and Bonds—in rand)
At September 30, 2004

Interest Rate	Date of Issue	Maturity Date	Principal Amount
0.00%	Various Dates	On Request	1,432,320,567
7.87%	April 7, 2004	October 6, 2004	200,000,000
7.92%	April 14, 2004	October 13, 2004	200,000,000
7.93%	April 21, 2004	October 20, 2004	200,000,000
7.91%	April 28, 2004	October 27, 2004	200,000,000
7.91%	May 5, 2004	November 3, 2004	200,000,000
7.85%	May 12, 2004	November 10, 2004	200,000,000
7.95%	May 19, 2004	November 17, 2004	200,000,000
8.00%	May 26, 2004	November 24, 2004	200,000,000
7.97%	June 2, 2004	December 1, 2004	200,000,000
7.99%	June 9, 2004	December 8, 2004	200,000,000
8.00%	June 17, 2004	December 15, 2004	106,000,000
8.02%	June 23, 2004	December 22, 2004	200,000,000
8.00%	June 30, 2004	December 29, 2004	200,000,000
8.01%	July 7, 2004	January 5, 2005	200,000,000
7.86%	July 7, 2004	October 6, 2004	1,800,000,000
7.99%	July 14, 2004	January 12, 2005	200,000,000
7.90%	July 14, 2004	October 13, 2004	1,800,000,000
7.97%	July 21, 2004	January 19, 2005	200,000,000
7.90%	July 21, 2004	October 20, 2004	1,800,000,000
7.96%	July 28, 2004	January 26, 2005	200,000,000
7.91%	July 28, 2004	October 27, 2004	1,800,000,000
7.90%	August 4, 2004	February 2, 2005	200,000,000
7.87%	August 4, 2004	November 3, 2004	2,000,000,000
7.90%	August 11, 2004	February 9, 2005	200,000,000
7.88%	August 11, 2004	November 10, 2004	2,000,000,000
7.23%	August 18, 2004	February 16, 2005	200,000,000
7.20%	August 18, 2004	November 17, 2004	2,000,000,000
7.28%	August 25, 2004	February 23, 2005	200,000,000
7.24%	August 25, 2004	November 24, 2004	2,000,000,000
7.10%	September 1, 2004	March 2, 2005	200,000,000
7.15%	September 1, 2004	December 1, 2004	2,100,000,000
7.05%	September 8, 2004	March 9, 2005	200,000,000
7.13%	September 8, 2004	December 8, 2004	2,100,000,000
7.07%	September 15, 2004	March 16, 2005	200,000,000
7.13%	September 15, 2004	December 15, 2004	2,100,000,000
7.05%	September 22, 2004	March 23, 2005	200,000,000
7.11%	September 22, 2004	December 22, 2004	2,100,000,000
7.05%	September 29, 2004	March 30, 2005	200,000,000
7.10%	September 29, 2004	December 29, 2004	2,100,000,000

		Total Floating Internal Debt	32,238,320,567

Source:	South African National Treasury.

Funded External Debt of the Republic of South Africa(1)
At September 30, 2004

Non-Affected Debt

Interest Rate	Date of Issue	Maturity Date	Principal Amount
9.375%	February 6, 1996	Feb 6, 2006	£100,000,000
8.375%	October 17, 1996	October 17, 2006	$300,000,000
8.50%	June 23, 1997	June 23, 2017	$500,000,000
2.50%	February 2, 1998	May 20, 2021	¥1,599,360,000
6.75%	May 19, 1999	May 19, 2006	€500,000,000
9.125%	May 19, 1999	May 19, 2009	$500,000,000
7.00%	October 14, 1999	October 14, 2004	€300,000,000
3.80%	June 1, 2000	June 1, 2020	¥30,000,000,000
9.125%	March 30, 2000	May 19, 2009	$750,000,000
9.125%	January 29, 2002	May 19, 2009	$250,000,000
7.00%	April 10, 2001	April 10, 2008	€500,000,000
3.80%	June 12, 2001	September 7, 2021	¥30,000,000,000
2.0%	July 18, 2001	July 18, 2007	¥60,000,000,000
7.375%	April 25, 2002	April 25, 2012	$1,000,000,000
5.250%	May 16, 2003	May 16, 2013	€1,250,000,000
6.50%	June 2, 2004	June 2, 2014	$1,000,000,000
Societe
Fixed
4.89%	May 5, 2000 – July 15, 2004	February 28, 2005 – August 8, 2014	€70,345,889
4.89%	May 5, 2000 – July 15, 2004	May 30, 2005 – November 28, 2014	€31,711,112
4.89%	May 5, 2000 – July 15, 2004	September 30, 2005 – March 30, 2015	€33,095,423
4.89%	May 5, 2000 – July 15, 2004	November 28, 2002 – May 28, 2015	€14,574,813
Mediocredito
Floating	May 24, 2000 – April 30, 2004	July 25, 2005 – January 26, 2015	$59,133,846
AKA A
Floating – Non-Cirr	August 21, 2000 – July 19, 2004	January 25, 2006 – July 25, 2015	€227,488,700
Floating – Non-Cirr	August 21, 2000 – July 19, 2004	January 25, 2007 – July 25, 2016	€178,029,934
Floating – Non-Cirr	August 21, 2000 – July 19, 2004	January 25, 2008 – July 25, 2017	€119,358,459
5.97 Eur-Cirr Fixed	August 21, 2000 – July 19, 2004	January 25, 2006 – July 25, 2015	€26,240,336
5.97 Eur-Cirr Fixed	August 21, 2000 – July 19, 2004	January 25, 2007 – July 25, 2016	€20,535,373
5.97 Eur-Cirr Fixed	August 21, 2000 – July 19, 2004	January 25, 2008 – July 25, 2017	€13,767,743
7.32 $-Cirr Fixed	August 21, 2000 – July 19, 2004	January 25, 2006 – July 25, 2015	$7,720,478
7.32 $-Cirr Fixed	August 21, 2000 – July 19, 2004	January 25, 2007 – July 25, 2016	$6,265,945
7.32 $-Cirr Fixed	August 21, 2000 – July 19, 2004	January 25, 2008 – July 25, 2017	$4,126,545
AKA B
Floating Non-Cirr	April 28, 2000 – April 27, 2001	June 30, 2003 – December 30, 2012	€106,945,969
Floating Non-Cirr	April 27, 2001 – April 29, 2002	November 28, 2003 – May 28, 2013	€11,323,6909
Floating Non-Cirr	April 29, 2002 – April 28, 2003	May 31, 2004 – November 30, 2013	€119,527,848
Floating Non-Cirr	June 23, 2003 – July 28, 2004	October 29, 2004 – April 29, 2014	€80,747,232
5.97 Eur-Cirr Fixed	April 28, 2000 – April 27, 2001	June 30, 2003 – December 30, 2012	€18,071,268
5.97 Eur-Cirr Fixed	April 27, 2001 – April 29, 2002	November 28, 2003 – May 28, 2013	€19,134,284
5.97 Eur-Cirr Fixed	April 29, 2002 – April 28, 2003	May 31, 2004 – November 30, 2013	€20,197,300
5.97 Eur-Cirr Fixed	June 23, 2003 – July 28, 2004	October 29, 2004 – April 29, 2014	€13,644,319
7.32 $-Cirr Fixed	April 28, 2000 – April 27, 2001	June 30, 2003 – December 30, 2012	$4,593,786
7.32 $-Cirr Fixed	April 27, 2001 – April 29, 2002	November 28, 2003 – May 28, 2013	$4,754,599
7.32 $-Cirr Fixed	April 29, 2002 – April 28, 2003	May 31, 2004 – November 30, 2013	$5,663,602
7.32 $-Cirr Fixed	June 23, 2003 – July 28, 2004	October 29, 2004 – April 29, 2014	$4,494,151
Barclays
7.14 Fixed	April 17, 2000 – March 5, 2001	April 15, 2006 – October 15, 2015	$56,219,469
4.70 Commercial Fixed	July 17, 2000 – July 17, 2001	April 15, 2006 – October 15, 2015	€103,933,206
4.77 Commercial Fixed	April 15, 2001	April 15, 2009 – October 15, 2018	€11,400,317
5.15 Commercial Fixed	April 15, 2002 – July 15, 2003	April 15, 2009 – October 15, 2018	$28,071,923
5.03 Commercial Fixed	July 15, 2002 – July 15, 2003	October 15, 2006 – April 15, 2016	$107,869,078

Interest Rate	Date of Issue	Maturity Date	Principal Amount
5.63 Commercial Fixed	July 15, 2002 – August 12, 2003	April 15, 2006 – October 15, 2015		€40,824,426
5.63 Commercial Fixed	April 15, 2004	April 15, 2009 – October 15, 2018		€13,958,549
6.545 Commercial Fixed	July 21, 2004	April 15, 2009 – October 15, 2018		£9,230,159
6.545 Commercial Fixed	November 26, 2003 – May 12, 2004	April 15, 2006 – October 15, 2015		£26,696,321
4.125 Commercial Fixed	July 21, 2004	April 15, 2009 – October 15, 2018		€27,489,364
Variable – Cirr Libor +0.40	October 15, 2001 – July 15, 2002	April 15, 2006 – October 15, 2015		$36,461,211
	December 15, 2001 – January 15, 2003	April 15, 2006 – October 15, 2015		£25,449,160
	April 17, 2001 – July 21, 2004	October 15, 2001 – October 15, 2015	XAU	116,496,724
	July 15, 2002 – April 15, 2004	April 15, 2009 – October 15, 2018		$57,274,675
	November 26, 2003 – August 24, 2002	October 15, 2006 – April 15, 2016		$69,029,396
	July 21, 2004	April 15, 2009 – October 15, 2018		€169,005
	April 15, 2001 – July 15, 2003	April 15, 2009 – October 15, 2018	SEK	437,261,010
World Bank
Variable-Libor	December 14, 1999 – July 23, 2004	July 15, 2003 – January 15, 2012		$20,968,197
Variable-Libor	June 18, 2003 – June 18, 2004	February 15, 2011		$1,625,883

(1)	For a discussion of affected debt and non-affected debt see “The External Sector of the Economy — Foreign Debt Arrangements.”
(2)	Commercial Interest Reference Rate (CIRR). The CIRR is determined monthly by the Organization for Economic Cooperation and Development and published on the 14th day of each month. Each CIRR is fixed rates based on the previous 30-day treasury rate of each currency.
Source:	South African National Treasury.

Total Non-Affected Debt
by Currency

Euro		€3,974,427,776
Pound Sterling		£161,375,639
Swedish Krone	SEK	437,261,010
U.S. Dollars		$4,774,272,778
Gold Ounces – XAU	XAU	116,496,724
Yen		¥121,599,360,000

Source:	South African National Treasury.